Hines Global REIT

2011 Annual Report



Hines



Cover Property:
Fisher Plaza
Seattle, Washington

Inside Cover Property:
Gogolevsky 11
Moscow, Russia

FORWARD-LOOKING STATEMENTS

Any statement herein that is not a historical fact is a forward-looking statement, including those relating to future activities, outlook and looking forward. Actual results may differ materially from the forward-looking statements as a result of various factors, including real estate market conditions, results of offerings and those described in "Risk Factors" and elsewhere in the 2011 Form 10-K included in this report and the SEC filings of Hines Global REIT, Inc.



Fisher Plaza
Seattle, Washington

PORTFOLIO SUMMARY AS OF 12/31/11

Proceeds raised: $905 million

Acquisition cost: $1.3 billion

Number of assets: 12 assets with a total of 33 buildings

Percentage leased: 4.3 million square feet; 97% leased

Current leverage: 44% with an average weighted interest rate of 4.3%

Diversification: 60% domestic / 40% international

Dear Shareholder:

We are pleased to report that Hines Global REIT continues to execute soundly on its stated objective to assemble a high-quality portfolio that provides you an opportunity for near-term income and long-term appreciation.

As you will see in this 2011 Annual Report, we completed seven acquisitions totaling $703.2 million during the year. At the end of the reporting period, the portfolio included 12 assets with a total of 33 buildings at a net purchase price of approximately $1.3 billion. We also made investments in two multi-family development projects. In the pages that follow this letter, you will find a description of our recent acquisitions and development investments, as well as important information about our distribution history and the diversity of our portfolio.

Our sponsor, Hines, has over 55 years of commercial real estate experience and a strong presence in markets around the world, which has enabled us to raise capital quickly and to acquire superior properties on a globally diversified basis. Hines' reputation and its local market expertise have helped us to identify and acquire many of our properties at attractive prices before they come to market.

This past year, we witnessed a significant amount of investment capital pursuing high-quality, well-located assets that generate stable cash flows, which resulted in aggressive competition and higher prices for properties that match our investment strategy. We anticipate this environment will continue in 2012, which is good for the long-term value of our investments, but also may mean lower initial yields on future acquisitions. In addition during 2011, the acquisition, financing and closing process on some of our transactions took longer than expected. This delayed our ability to invest offering proceeds and resulted in lower yields due to the idle cash waiting to be invested. In light of current market conditions, the Board of Directors reduced the distribution rate for the first half of 2012 to an amount equal to 6.5% annualized based on a $10 share price. You can find additional information and our distribution history in the following pages.

As we progress into 2012, the U.S. economy has shown resilience, adding jobs and growing modestly. However, concerns remain about the European sovereign debt crisis, and economists anticipate slower global growth in 2012. Despite short-term concerns, the long-term outlook remains positive.

We believe Hines Global REIT is well positioned to pursue our global investment objectives going into 2012. In fact, we closed on a multi-city industrial portfolio in Poland in the first quarter of 2012. Even though real estate prices have generally risen since the bottom of the financial crisis in 2009, they are still attractive relative to historical averages; therefore, we plan to continue to raise capital and grow our diversified portfolio of high-quality properties around the world.

Jeffrey C. Hines
CHAIRMAN OF THE BOARD

Charles N. Hazen
PRESIDENT AND CEO



6 Brindleyplace
Birmingham, United Kingdom

Distribution History and Announcement of Fee Waiver

As we noted in the letter to shareholders included in this Annual Report, improved market conditions have lead to higher prices, which while good for the long-term outlook of the portfolio, have meant lower initial yields on some investments. Additionally, the aggressive competition and higher pricing for assets that meet our investment objectives caused us to experience significant delays in investing our offering proceeds. In response to market conditions and our efforts to increase distribution coverage with operations, the Board of Directors adjusted the distribution rate to 6.5% annualized based on a $10 share price starting in January 2012. From October 20, 2009 through December 31, 2011, distributions were declared at a 7% annualized distribution rate based on a $10 share price. We notified you about the distribution rate change in the portfolio update that accompanied your December 2011 statement.

One of the priorities of Hines Global REIT is to monitor the returns being achieved from its real estate investments in relation to its distribution rate to investors with the ultimate goal of increasing the percentage of the distribution coverage that comes from its operations to 100%. As a sign of management's commitment to this goal, Hines has agreed to waive its asset management fee for each quarter in 2012 and 2013 to the extent that Hines Global REIT's modified funds from operations for a particular quarter amounts to less than 100% of the aggregate distributions declared. As a result of the waiver of these fees, cash flow from operations that would have been paid to Hines for asset management fees may be available to pay distributions to stockholders.

This fee waiver is not a deferral and, accordingly, these fees will not be paid to Hines at any time in the future.

High-Quality, Diversified Portfolio

Diversification is an important element of a real estate portfolio in assessing its ability to manage risks and maintain stability through economic cycles. Real estate portfolios can be diversified by geography, asset type, tenant industry and lease rollover, as demonstrated in the graphs and charts on the following pages.



Geographic Diversification as of 12/31/11
60% Domestic / 40% International[1]
UNITED STATES
Fisher Plaza
Seattle, Washington
Fifty South Sixth
Minneapolis, Minnesota
The Campus at Marlborough
Marlborough, Massachusetts
9320 Excelsior
Hopkins (Minneapolis), Minnesota
250 Royall Street
Canton, Massachusetts
17600 Gillette Avenue
Irvine, California
Southpark Commerce Center II
Austin, Texas
Hock Plaza
Durham, North Carolina
UNITED KINGDOM
Brindleyplace
Birmingham, England
Stonecutter Court
London, England
RUSSIA
FM Logistic
Moscow, Russia
Gogolevsky 11
Moscow, Russia

[1] Based on effective ownership and purchase price.

Top 10 Tenants as of 12/31/11[1]

1. FM Logistic Packaging and distribution services	FM Logistic Industrial Park
2. Dorsey & Whitney LLP Law firm	Fifty South Sixth
3. Duke University and Health System Institution of higher education	Hock Plaza
4. Deloitte Accounting practice	Fifty South Sixth, Stonecutter Court and Brindleyplace
5. Cargill, Inc. Food, agrictultural, financial and industrial products and service	9320 Excelsior
6. Hologic, Inc. Diagnostic and medical imaging	The Campus at Marlborough
7. Computershare Limited Transfer agent	250 Royall
8. HP Multinational IT company	The Campus at Marlborough
9. Fisher Communications Communications and media	Fisher Plaza
10. Wellington Management Private, independent investment management company	The Campus at Marlborough

[1]Based on effective ownership

Property Type Diversification as of 12/31/11[2]


Office
64.3%
Industrial
8.4%
Mixed-use
27.3%

[2]Based on effective ownership and purchase price.

Tenant Industry Diversification as of 12/31/11[3]

Transportation and Warehousing	20%
Information	13%
Finance and Insurance	12%
Legal	11%
Healthcare	9%
Accounting	8%
Agriculture	6%
Educational Services	6%
Manufacturing	5%
Other[4]	10%

[3]Based on effective ownership.

[4]Other includes: Other professional services; real estate; hospitality; administrative and support services; retail; arts, entertainment and recreation; and wholesale trade.



Fifty South Sixth
Minneapolis, Minnesota

Proactive leasing mitigates vacancy risk

Tenant retention is imperative to maintain the values of our assets, maximize investor returns and limit risk. An important component of mitigating risk is limiting the amount of space that will expire in the near term or in any one year. Our portfolio does not have significant lease expirations until 2016. We believe that our limited lease rollover through 2015 should provide us with sufficient flexibility to execute on our investment strategy.

Lease Expirations as a Percentage of Total Leasable Square Feet as of 12/31/11[1]



100%
80%
60%
40%
20%
0%
2.9%
3.2%
7.1%
3.3%
2.9%
33.9%
2.0%
8.3%
20.0%
0.5%
0.1%
Vacant
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

[1] Based on effective ownership.

Wise use of debt helps to maximize returns

We conservatively manage the portfolio's leverage levels and carefully evaluate the financing strategy for each acquisition. We believe that the wise use of debt can enhance the returns of a real estate portfolio. In 2011, the debt markets showed significant improvement and financing became more readily available at attractive pricing for well-located, high-quality assets. We have capitalized on these conditions by placing debt on seven of our 12 assets, with the fixed rate components of the debt having a weighted average interest rate of 4.3%.

While our debt levels will fluctuate during our capital raising and investment periods, our target leverage is between 50% – 70% of the aggregate value of our real estate investments. As of December 31, 2011, our portfolio was 44% leveraged based on the aggregate net purchase price of our investments.

4 Brindleyplace
Birmingham, United Kingdom



2011 Property Acquisitions



Stonecutter Court
London, United Kingdom

Acquisition date: March 11, 2011

Property type: Office

Total size: Three buildings; 152,808 square feet

Purchase price: £90.9 million; $146.8 million USD

Occupancy: 100%

Major tenants: Deloitte, Tooks Chambers and Shepherd Neame

Stonecutter Court and its two adjoining buildings comprise an entire city block in the heart of London's central business district. Supply is limited in London's central business district, and the area has seen a rise in values since we acquired Stonecutter Court. According to Real Capital Analytics, a real estate information provider, London was the second most active global market for commercial real estate transactions in 2011.



Stonecutter Court
London, United Kingdom


FM LOGISTIC

FM Logistic Industrial Park
Moscow, Russia

Acquisition date: April 27, 2011
Property type: Industrial/warehouse
Total size: Nine interconnected buildings; 748,578 square feet
Purchase price: $70.8 million USD
Occupancy: 100%
Major tenant: FM Logistic

FM Logistic Industrial Park is a dedicated industrial/warehouse property built and designed by the current tenant, FM Logistic. Moscow is Russia's largest city and is home to most of the nation's export/import industry. It also serves as a major hub for international and national trade routes. The FM Logistic property is strategically located within two miles of Sheremetyevo Airport, one of two major international airports in Moscow, and the primary hub for cargo transport in Russia. It's within walking distance of the Khlebnikovo Railway Station with direct access to central Moscow and has easy access to the main route to Russia's largest port. The limited ability to develop additional western-quality industrial space in close proximity to Moscow bodes well for FM Logistic Industrial Park.



Gogolevsky 11
Moscow, Russia

Russia has moved from a globally-isolated, centrally planned economy to a more market-based, globally integrated economy. Strong economic growth has seen a doubling of real disposable incomes and the emergence of a middle class.[1]

Acquisition date: August 25, 2011
Property type: Office
Total size: Nine floors; 85,740 square feet
Purchase price: $96.1 million USD
Occupancy: 100%
Major tenants: CMS Cameron McKenna, Nordic Yards and Delta Airlines

Gogolevsky 11 is located in the heart of Moscow. It is approximately 10 blocks from the Kremlin and Red Square. The building boasts views of the Cathedral of Christ the Savior, an iconic building on the city's skyline. With a population of about 10 million according to the 2010 Russian Census, Moscow is Russia's largest city, capital, major intellectual/cultural center and primary business location. Strong demand for Western-quality space and limited supply has contributed to the strength of the city's real estate market.

Hines, the sponsor of Hines Global REIT, developed Gogolevsky 11 and has been retained as property manager since it was completed in 1998. Knowledge of this asset together with the strong relationships forged by the Hines Russia team enabled Hines Global REIT to acquire this property at an attractive price in a very strong Moscow office market.

[1]The World Factbook, CIA Publications, 2011.





250 Royall Street
Canton, Massachusetts

Acquisition date: September 9, 2011

Property type: Office

Total size: 185,171 square feet

Purchase price: $57 million

Occupancy: 100%

Major tenant: Computershare

250 Royall Street features high-end office space, a parking garage and a cafeteria. The property is 100% leased to Computershare and serves as the U.S. headquarters for this Australia-based investor services company. Computershare is the transfer agent for approximately one-third of the companies in the S&P 500, helping them to maximize relationships with investors, employees, creditors, members and customers.

The property is located in the Route 128 South submarket, providing easy access into Boston and the surrounding area. Boston is the state capital and the seventh largest U.S. metropolitan area. Financial services companies, law, professional and business service firms dominate the office market. Boston is also widely known for its medical institutions and universities.

The Boston area is a key source of highly educated and skilled workers for the state's high-tech and life sciences employers.[1] Office markets in areas with a well-educated workforce performed strongly in 2011.[2]



The Campus at Marlborough
Marlborough, Massachusetts

Acquisition date: October 28, 2011

Property type: Office

Total size: Four buildings; 532,246 square feet of office space plus 56,838 square feet of amenity space

Purchase price: $103 million

Occupancy: 100%

Major tenants: Hologic, HP and Wellington Management

The Campus at Marlborough has three, interconnected office buildings and an amenity building that houses a cafeteria, health club and conference facility. The property benefits from high-quality construction, investment-grade tenants and a prominent location in the Metro West submarket that provides easy access to both Boston and Cambridge. The Metro West area is the state's second largest employment base.

[1]The Executive Office of Housing and Economic Development of the Commonwealth of Massachusetts. [2]Bureau of Labor Statistics and Hines.





Fisher Plaza
Seattle, Washington

Acquisition date: December 15, 2011

Property type: Data Center, Class A office and broadcast studio space, as well as ground floor retail

Total size: Two buildings connected by an underground garage; 293,727 square feet

Purchase price: $160 million

Occupancy: 93%

Major tenants: Fisher Communications and Internap Network Services Corporation

Fisher Plaza is a state-of-the-art, multi-tenant data center facility. The property is located at the intersection of downtown, South Lake and the Queen Anne District, a prime location for data center tenants. It is across the street from the 74-acre Seattle Center, which includes the Space Needle and Key Arena among other venues.

Data centers are highly specialized properties that companies use to store data, power websites and search engines and enable remote computing. Fisher Plaza was designed to provide the power, cooling and connectivity necessary to operate a company's critical information technology equipment. The tenant roster includes 39 companies, many of which are in the media and communications business.



9320 Excelsior
Hopkins (Minneapolis), Minnesota



Acquisition date: December 27, 2011

Property type: Office building

Total size: 254,915 square feet

Purchase price: $69.5 million

Occupancy: 100%

Major tenant: Cargill, Inc.

9320 Excelsior is a seven-story building fully leased to Cargill, Inc. Cargill is an international producer and marketer of food, agricultural and industrial products and services. Founded in 1865, the company ranked as the largest private company in the nation on the 2011 Forbes list of America's Largest Private Companies.

The building features easy access into Minneapolis and the surrounding Twin Cities metropolitan area. The Minneapolis-St. Paul area enjoys a highly-educated workforce with 37% of people over age 25 having a bachelor's degree and 93% having a high school diploma. The area is the primary business hub between Chicago and Seattle with 11 Fortune 500 companies located in the region.

2011 Multi-Family Development Investments


SOUTH ELEVATION

One Waterwall
Houston, Texas

- **322 units**
- **Estimated construction start:** June 2012
- **Estimated completion date:** March 2014



Ashford at Brookhaven
Atlanta, Georgia

- **216 units**
- **Estimated construction start:** July 2012
- **Estimated completion date:** December 2013

Supply, demand and demographics are creating a favorable outlook for the multi-family sector. According to the U.S. Census Bureau, over 67 million potential renters (20–34 year olds) will enter the rental market by 2015. In addition, the high foreclosure rate has turned former homeowners into renters, and has made it difficult for would-be buyers to obtain mortgages.

Investors have shown a strong appetite for multi-family assets, driving up prices for existing multi-family projects and presenting opportunities for development in key submarkets. We believe that now is an opportune time to develop multi-family assets. Hines, our sponsor, has established a multi-family development team, and we are able to partner with those experts on the developments in which we have invested.

Other Real Estate Investments

Through a joint venture with Flagship Capital GP, Hines Global REIT plans to provide $39 million of financing for real estate projects. Currently, we have committed to three investments totalling approximately $18 million. We own approximately 97% of this joint venture.

2010 Property Acquisitions



Brindleyplace
Birmingham, United Kingdom



Fifty South Sixth
Minneapolis, Minnesota



17600 Gillette Avenue
Irvine, California



Hock Plaza
Durham, North Carolina



Southpark Commerce
Center II
Austin, Texas

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 000-53964

HINES GLOBAL REIT, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	**26-3999995**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
2800 Post Oak Boulevard Suite 5000 Houston, Texas	**77056-6118**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code: (888) 220-6121

Securities registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $.001

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part II of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Aggregate market value of the common stock held by non-affiliates of the registrant: No established market exists for the registrant's common stock.

The registrant had 982.4 million shares of common stock outstanding as of March 20, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement in connection with its 2012 annual meeting of stockholders are incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

Special Note Regarding Forward-Looking Statements

Statements in this Form 10-K that are not historical facts (including any statements concerning investment objectives, economic updates, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements are typically identified by the use of terms such as "may," "should," "expect," "could," "intend," "plan," "anticipate," "estimate," "believe," "continue," "predict," "potential" or the negative of such terms and other comparable terminology.

The forward-looking statements in this Form 10-K are based on our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Any of the assumptions underlying forward-looking statements could be inaccurate. To the extent that our assumptions differ from actual results, our ability to meet such forward-looking statements, including our ability to generate positive cash flow from operations, provide distributions to our stockholders and maintain the value of the real estate properties in which we hold an interest, may be significantly hindered.

Our stockholders are cautioned not to place undue reliance on any forward-looking statement in this Form 10-K. All forward-looking statements are made as of the date of this Form 10-K, and the risk that actual results will differ materially from the expectations expressed in this Form 10-K may increase with the passage of time. In light of the significant uncertainties inherent in the forward-looking statements in this Form 10-K, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Form 10-K will be achieved. Please see "Item 1A. Risk Factors" for a discussion of some of the risks and uncertainties that could cause actual results to differ materially from those presented in certain forward-looking statements.

Item 1. *Business*

General Description of Business and Operations

Hines Global REIT, Inc. ("Hines Global") was incorporated under the Maryland General Corporation Laws on December 10, 2008, primarily for the purpose of investing in a diversified portfolio of quality commercial real estate properties and other real estate investments located throughout the United States and internationally. On August 5, 2009, Hines Global commenced an offering of up to $3.5 billion in shares of common stock for sale to the public (the "Offering"). As of March 20, 2012, Hines Global had received gross offering proceeds of $992.3 million from the sale of 99.6 million shares.

Hines Global conducts substantially all of its activities through, and substantially all of its real estate investments are held directly or indirectly by, Hines Global REIT Properties, LP (the "Operating Partnership"), which was formed on January 7, 2009. Hines Global contributes the proceeds it receives from the issuance of common shares to the Operating Partnership and the Operating Partnership in turn issues general partner interests to Hines Global. The general partner interests entitle Hines Global to receive its share of the Operating Partnership's earnings or losses and distributions of cash flow. Hines Global is structured in a manner that would allow the Operating Partnership to issue limited partner units from time to time in exchange for real estate properties. By structuring acquisitions in this manner, the contributors of the real estate will generally be able to defer the taxation of gains until they exchange their limited partner units for common shares of Hines Global or sell or redeem their units.

We refer to Hines Global, the Operating Partnership and its wholly-owned subsidiaries as the "Company," and the use of "we," "our," "us" or similar pronouns in this annual report refers to Hines Global or the Company as required by the context in which such pronoun is used.

As of December 31, 2011, we owned interests in 12 properties, which contain, in the aggregate, 4.3 million square feet of leasable space, and we believe each property is suitable for its intended purpose. These properties consisted of:

- Domestic office properties (seven properties)
- Domestic industrial properties (one property)
- International office properties (two properties)
- International mixed-use properties (one property)
- International industrial properties (one property)

In addition, we have the following other real estate investments as of December 31, 2011:

- One Waterwall JV — 93% interest in a joint venture that was formed to invest in a multi-family development project in Houston, Texas. An affiliate of Hines owns the remaining 7% interest in this joint venture. The joint venture acquired the land in December 2011. Construction is expected to begin in June 2012 and be completed by March 2014, although there can be no assurances as to when construction will be completed.
- Ashford at Brookhaven Development — $3.25 million loan commitment to a multi-family development project in Atlanta, Georgia, which is being developed by an affiliate of Hines. We are providing pre-construction financing to the project and has a $1.9 million loan receivable outstanding as of December 31, 2011. The project acquired the land in November 2011. Construction is expected to begin in July 2012 and be completed by December 2013, although there can be no assurances as to when construction will be completed.
- Flagship Capital JV — 97% interest in a joint venture with Flagship Capital GP, which was formed to provide approximately $39.0 million of financing for real estate projects. The joint venture has a $2.9 million loan receivable outstanding as of December 31, 2011. Flagship Capital GP owns the remaining 3% interest in the joint venture.

We have no employees. Our business is managed by Hines Global REIT Advisors LP (the "Advisor"), an affiliate of Hines Interests Limited Partnership ("Hines"), under the terms and conditions of an advisory agreement between us and the Advisor. As compensation for these services, we pay the Advisor asset management, acquisition, debt financing and disposition fees and we reimburse certain of the Advisor's expenses incurred on our behalf in accordance with the advisory agreement. Hines or affiliates of Hines manage the leasing and operations of most of the properties in which we invest and, accordingly, we pay Hines property management and leasing fees in connection with these services. Hines is owned and controlled by Gerald D. Hines and his son Jeffrey C. Hines, the Chairman of our board of directors. Hines and its 3,200 employees have over 50 years of experience in the areas of investment selection, underwriting, due diligence, portfolio management, asset management, property management, leasing, disposition, finance, accounting and investor relations.

Our office is located at 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118. Our telephone number is 1-888-220-6121. Our web site is www.HinesSecurities.com. The information on our website is not incorporated by reference into this report.

Primary Investment Objectives

Our primary investment objectives are to:

- preserve invested capital;
- invest in a diversified portfolio of quality commercial real estate properties and other real estate investments;
- pay regular cash distributions;

- achieve attractive total returns upon the ultimate sale of our investments or occurrence of another liquidity event; and
- remain qualified as a real estate investment trust, or "REIT," for federal income tax purposes.

Acquisition and Investment Policies

We have invested and expect to continue to invest primarily in a diversified portfolio of quality commercial real estate properties and other real estate investments throughout the United States and internationally. We may purchase properties or make other real estate investments that relate to varying property types including office, retail, industrial, multi-family residential and hospitality or leisure. We may invest in operating properties, properties under development, and undeveloped properties such as land. Other real estate investments may include equity or debt interests, including securities in other real estate entities and debt related to properties such as mortgages, mezzanine loans, B-notes, bridge loans, construction loans and securitized debt. We believe that there is an opportunity to create attractive total returns by employing a strategy of investing in a diversified portfolio of such investments if they are well-selected, well-managed and disposed of at an optimal time. Our principal targeted assets are investments in properties, and other real estate investments that relate to properties, that have quality construction and desirable locations which can attract quality tenants. These types of investments are, or relate to, properties generally located in central business districts or suburban markets of major metropolitan cities worldwide. We intend to invest in a geographically diverse portfolio in order to reduce the risk of reliance on a particular market, a particular property and/or a particular tenant. We anticipate that international real estate investments will continue to comprise a substantial portion of our portfolio.

We have invested, and may continue to invest, in real estate properties and other real estate investments directly by owning 100% of such investments or indirectly by owning less than 100% of such investments through co-ownership or joint-venture arrangements with third parties or with other Hines-affiliated entities. We anticipate that we will fund our future acquisitions and investments primarily with proceeds raised in the Offering and potential follow-on offerings as well as with proceeds from debt financings.

We are not limited as to the asset types or geographic areas in which we may invest and conduct our operations. We are not specifically limited in the number or size of investments we may make, or on the percentage of net proceeds of the Offering that we may invest in a single property, real estate investment or loan. The number, size and mix of investments we make will depend upon real estate and market conditions and other circumstances existing at the time we are evaluating investment opportunities and the amount of proceeds we raise in the Offering and any subsequent offerings.

Financing Strategy and Policies

We expect that once we have fully invested the proceeds of the Offering and other potential subsequent offerings, our debt financing, including our pro rata share of the debt financing of entities in which we invest, will be in the range of approximately 50% — 70% of the aggregate value of our real estate investments and other assets. Financing for acquisitions and investments may be obtained at the time an asset is acquired or an investment is made or at such later time as we determine to be appropriate. In addition, debt financing may be used from time to time for property improvements, lease inducements, tenant improvements and other working capital needs. Additionally, the amount of debt placed on an individual property or related to a particular investment, including our pro rata share of the amount of debt incurred by an individual entity in which we invest, may be less than 50% or more than 70% of the value of such property/investment or the value of the assets owned by such entity, depending on market conditions and other factors. Our aggregate borrowings, secured and unsecured, must be reasonable in relation to our net assets and must be reviewed by our board of directors at least quarterly. Our charter limits our borrowing to 300% of our net assets (which approximates 75% of the cost of our assets) unless any excess borrowing is approved by a majority of our independent directors and is disclosed to our stockholders in our next quarterly report along with justification for the excess. On March 1, 2010, our board of directors, including all of our independent directors, approved the assumption of a mortgage loan related to our acquisition of Hock Plaza, an office property in Durham, North Carolina. This mortgage is approximately 82% of the value of Hock Plaza based on the net purchase price. However, our portfolio was 44% leveraged as of December 31, 2011, based on our pro rata share of the aggregate net purchase price of our real estate investments.

Notwithstanding the above, depending on market conditions and other factors, we may choose not to place additional debt on our portfolio or our assets and may choose not to borrow to finance our operations or to acquire properties. Any additional indebtedness we do incur will likely be subject to continuing covenants, and we will likely be required to make continuing representations and warranties about our company in connection with such debt. Moreover, some or all of our debt may be secured by some or all of our assets. If we default on the payment of interest or principal on any such debt, breach any representation or warranty in connection with any borrowing or violate any covenant in any loan document, our lender may accelerate the maturity of such debt, requiring us to immediately repay all outstanding principal.

Distribution Objectives

In order to qualify as a REIT for federal income tax purposes, we must distribute at least 90% of our taxable income (excluding capital gains) to our stockholders. We intend, although we are not legally obligated, to continue to make regular monthly distributions to holders of our common shares in excess of the level required to maintain our REIT status unless our results of operations, our general financial condition, general economic conditions or other factors inhibit us from doing so. Distributions are authorized at the discretion of our board of directors, which is directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Internal Revenue Code of 1986, as amended (the "Code").

We declare distributions to our stockholders as of daily record dates and aggregate and pay such distributions monthly. With the authorization of our board of directors, we declared distributions for the period from October 20, 2009 through December 31, 2011. These distributions were calculated based on stockholders of record each day in an amount equal to $0.00191781 per share, per day, which, based on a purchase price of $10.00 per share, equated to a 7% annualized distribution rate over that period.

As a result of market conditions and our goal of increasing our distribution coverage with cash flow from operations, we have declared distributions for the months of January 2012 – March 2012 at an amount equal to $0.0017808 per share, per day, which, based on a purchase price of $10.00 per share, would equate to a 6.5% annualized distribution rate if it were maintained every day for a twelve-month period. This annualized distribution rate represents a decrease of approximately 7% from the annualized distribution rate that was declared for the period from October 20, 2009 through December 31, 2011. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources" for additional information regarding our distributions.

Tax Status

We have elected to be treated as a REIT under the Code. Our management believes that we operate in such a manner as to qualify for treatment as a REIT and we intend to operate in the foreseeable future in such a manner so that we will remain qualified as a REIT for federal income tax purposes. Accordingly, no provision has been made for U.S. federal income taxes for the years ended December 31, 2011, 2010 and 2009 in the accompanying consolidated financial statements. Income tax expense recorded by us is primarily comprised of a provision for international income taxes, which is discussed below.

In connection with the operation of its international properties, we have recorded a provision for foreign income taxes of approximately $2.9 million and $657,000 for the years ended December 31, 2011 and 2010, respectively, in accordance with tax laws and regulations.

Competition

Numerous real estate companies, real estate investment trusts and U.S. institutional and foreign investors compete with us in acquiring properties or making other real estate investments and obtaining creditworthy tenants to occupy such properties. Many of these entities have significant financial and other resources, allowing them to compete effectively with us. Principal factors of competition in our primary business of acquiring properties or making other real estate investments include access to capital, the quality of properties, leasing terms (including rent and other charges and allowances for inducements and tenant improvements), the quality and breadth of tenant services provided, and reputation as an owner and operator of commercial real estate investments in the relevant market. Additionally, our ability to compete depends upon, among other factors, trends of the global, national and local economies, investment alternatives, financial condition and operating results of current and prospective tenants, availability and cost of capital, taxes, governmental regulations, legislation and demographic trends.

We believe Hines' extensive real estate experience and depth and breadth of its organization of 3,200 employees located in 63 cities across the United States and 17 foreign countries allows it to better identify investment opportunities for us. However, competition may increase our cost of acquisitions.

Customers

We are dependent upon the ability of current tenants to pay their contractual rent amounts as the rents become due. Of the Company's total rental revenue for the year ended December 31, 2011, approximately 17% was earned from Deloitte LLP, a tenant in the accounting industry, who has leases that expire in 2016, 2019, and 2024, approximately 11% was earned from Dorsey & Whitney LLP, a tenant in the legal services industry whose lease expires in 2016 and approximately 11% was earned from Duke University, a tenant in the education services industry whose leases expire in 2019.

Available Information

Stockholders may obtain copies of our filings with the Securities and Exchange Commission ("SEC"), free of charge from the website maintained by the SEC at www.sec.gov or from our website at www.HinesSecurities.com. Our filings will be available on our website as soon as reasonably practicable after we electronically file such materials with the SEC. However, the information from our website is not incorporated by reference into this report.

Item 1A. *Risk Factors*

You should carefully read and consider the risks described below together with all other information in this report. If certain of the following risks actually occur, our results of operations and ability to pay distributions would likely suffer materially, or could be eliminated entirely. As a result, the value of our common shares may decline, and our stockholders could lose all or part of the money they paid to buy our common shares.

Risks Related to Our Business in General

Delays in purchasing properties or making other real estate investments with the proceeds received from the Offering may result in a lower rate of return to investors.

Our ability to locate and commit to purchase specific properties, or make investments, will be partially dependent on our ability to raise sufficient funds for such acquisitions and investments. We may be substantially delayed in making investments due to delays in:

- the sale of our common shares;
- obtaining debt financing;
- negotiating or obtaining the necessary purchase documentation;
- locating suitable investments; or
- other factors.

We expect to invest proceeds we receive from the Offering in short-term, highly-liquid investments until we use such funds in our operations. The income we earn on these temporary investments is not substantial. Further, we may use the principal amount of these investments, and any returns generated on these investments, to pay for fees and expenses in connection with the Offering and distributions. Therefore, delays in investing proceeds we raise from the Offering could impact our ability to generate cash flow for distributions.

The recent national and world-wide economic slowdown, recession and volatile market conditions could harm our ability to obtain loans, credit facilities and other financing we need to implement our investment strategy, which could negatively impact the return on our real estate and other real estate investments and could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to make distributions to our stockholders and the value of their investment.

Disruptions in the capital and credit markets like those experienced during 2008 through 2011 could adversely affect our ability to obtain loans, credit facilities and other financing, which could negatively impact our ability to implement our investment strategy. Our access to such financing could be limited to the extent that banks and other financial institutions continue to experience shortages of capital and liquidity.

In addition, the U.S. government increased its borrowing capacity under the federal debt ceiling in 2011. Despite the increase to the federal debt ceiling, on August 5, 2011, Standard & Poor's Rating Services, Inc. downgraded the U.S. government's AAA sovereign credit rating to AA+ with a negative outlook. On August 8, 2011, Standard & Poor's downgraded the credit ratings of certain long-term debt instruments issued by Fannie Mae and Freddie Mac and other U.S. government agencies linked to long-term U.S. debt. On August 2, 2011, Fitch Inc. affirmed its existing sovereign rating of the U.S. government, but stated that the rating is under review. In July 2011, Moody's Investors Services, Inc. placed the U.S. government under review for a possible credit rating downgrade and on August 2, 2011 it confirmed the U.S. government's existing sovereign rating, but stated that the U.S. government's rating outlook is negative. There continues to be a perceived risk of future sovereign credit ratings downgrade of the U.S. government, including the ratings of U.S. Treasury securities. A downgrade of U.S. sovereign credit ratings could correspondingly impact the credit ratings of instruments issued, insured or guaranteed by institutions, agencies or instrumentalities directly linked to the U.S. government, such as debt issued by Fannie Mae and Freddie Mac. In addition, certain European nations continue to experience varying degrees of financial stress, and yields on government-issued bonds in Greece, Ireland, Italy, Portugal and Spain have risen and remain volatile. Despite assistance packages to Greece, Ireland and Portugal, the creation of a joint EU-IMF European Financial Stability Facility in May 2010, and a recently announced plan to expand financial assistance to Greece, uncertainty over the outcome of the European Union, or EU, governments' financial support programs and worries about sovereign finances persist. Market concerns over the direct and indirect exposure of European banks and insurers to these EU peripheral nations has resulted in a widening of credit spreads and increased costs of funding for some European financial institutions. These recent events may reduce investor confidence and lead to further weakening of the U.S. and global economies. In particular, this could cause disruption in the capital markets and impact the stability of future U.S. treasury auctions and the trading market for U.S. government securities, resulting in increased interest rates and borrowing costs. This also could affect real estate values in regions outside the United States in which we own properties, and, to the extent that any of our tenants in these regions rely upon the local economy for their revenues, our tenants' businesses could also be affected by such conditions. Further, the lack of stability could adversely affect our ability to obtain loans, credit facilities and other financing from lenders outside the United States. Therefore, changes in local economic conditions outside the United States could reduce our ability to pay dividends and the amounts we could otherwise receive upon a sale of a property in a negatively affected region.

If these disruptions in the capital and credit markets continue as a result of, among other factors, uncertainty, changing or increased regulation, reduced alternatives or additional failures of significant financial institutions, our access to liquidity could be significantly impacted. Prolonged disruptions could result in us taking measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs could be arranged. Such measures could include deferring investments, reducing or eliminating the number of shares redeemed under our share redemption program and reducing or eliminating distributions we make to our stockholders.

We believe the risks associated with our business are more severe during periods of economic slowdown or recession if these periods are accompanied by declining values in real estate. For example, an economic recession could negatively impact our real property investments as a result of increased tenant delinquencies and/or defaults under our leases, generally lower demand for rentable space, as well as potential oversupply of rentable space which could lead to increased concessions, tenant improvement expenditures or reduced rental rates to maintain occupancies. Because we expect that some of our debt investments may consist of loans secured by real property, these same impacts could also negatively affect the underlying borrowers and collateral of assets that we own.

Declining real estate values would also likely reduce the level of new loan originations, since borrowers often use increases in the value of their existing properties to support the purchase of or investment in additional properties. Borrowers may also be less able to pay principal and interest on our loans if the real estate economy weakens. Further, declining real estate values significantly increase the likelihood that we will incur losses on our debt investments in the event of default because the value of our collateral may be insufficient to cover our basis in the investment.

Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net interest income from investments in our portfolio as well as our ability to originate and/or sell loans. In addition, to the extent that the current volatile market conditions continue or worsen, it may negatively impact our ability to both acquire and potentially sell any real estate investments we acquire at a price and with terms acceptable to us.

Our operations could be negatively affected to a greater extent if the economic downturn is prolonged or becomes more severe, which would significantly harm our business, results of operations, cash flows and financial condition and our ability to make distributions to our stockholders and the value of their investment.

Yields on and safety of deposits may be lower due to the extensive decline in the financial markets.

Until we invest the proceeds of the Offering in real properties and other real estate investments, we may hold those funds in investments, including money market funds, bank money market accounts and CDs or other accounts at third-party depository institutions. While we believe the funds are protected based on the quality of the investments and the quality of the institutions that hold our funds, continued or unusual declines in the financial markets could result in a loss of some or all of these funds. In particular, money market funds have recently experienced intense redemption pressure and have had difficulty satisfying redemption requests. As such, we may not be able to access the cash in our money market investments. In addition, current yields from these investments is minimal.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.

The Federal Deposit Insurance Corporation, or FDIC, only insures amounts up to $250,000 per depositor. It is likely that we will have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we deposit funds ultimately fails, we may lose any amounts of our deposits over federally insured levels. The loss of our deposits could reduce the amount of cash we have available to distribute or invest and could result in a decline in the value of our stockholders' investments.

Because of our inability to retain earnings, we will rely on debt and equity financings for acquisitions, and if we do not have sufficient capital resources from such financings, our growth may be limited.

In order to maintain our qualification as a REIT, we are required to distribute to our stockholders at least 90% of our annual ordinary taxable income. This requirement limits our ability to retain income or cash flow from operations to finance the acquisition of new investments. We will explore acquisition opportunities from time to time with the intention of expanding our operations and increasing our profitability. We anticipate that we will use debt and equity financing for such acquisitions because of our inability to retain significant earnings. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire new investments and expand our operations will be adversely affected.

We may need to incur borrowings that would otherwise not be incurred to meet REIT minimum distribution requirements.

In order to maintain our qualification as a REIT, we are required to distribute to our stockholders at least 90% of our annual ordinary taxable income. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid (or deemed paid) by us with respect to any calendar year are less than the sum of (i) 85% of our ordinary income for that year, (ii) 95% of our capital gain net income for that year and (iii) 100% of our undistributed taxable income from prior years.

We expect our income, if any, to consist almost solely of our share of the Operating Partnership's income, and the cash available for the payment of distributions by us to our stockholders will consist of our share of cash distributions made by the Operating Partnership. As the general partner of the Operating Partnership, we will determine the amount of any distributions made by the Operating Partnership. However, we must consider a number of factors in making such distributions, including:

- the amount of the cash available for distribution;
- the impact of such distribution on other partners of the Operating Partnership;
- the Operating Partnership's financial condition;
- the Operating Partnership's capital expenditure requirements and reserves therefor; and
- the annual distribution requirements contained in the Code necessary to qualify and maintain our qualification as a REIT.

Differences in timing between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses when determining our taxable income, as well as the effect of nondeductible capital expenditures, the creation of reserves, the use of cash to purchase shares under our share redemption program or required debt amortization payments, could result in our having taxable income that exceeds cash available for distribution.

Actions of our joint venture partners, including other Hines investment vehicles and third parties, could negatively impact our performance.

We have, and may continue to purchase or develop properties or other real estate investments or make investments in joint ventures or partnerships, co-tenancies or other co-ownership arrangements with Hines affiliates, the sellers of the properties, developers or similar persons. We are parties to several joint venture arrangements, including joint ventures in which Hines Interests Limited Partnership, or Hines, and affiliates of Hines are a party. Joint ownership of properties or other investments, under certain circumstances, may involve risks not otherwise present with other methods of owing real estate or other real estate investments. Examples of these risks include:

- the possibility that our partners or co-investors might become insolvent or bankrupt;
- that such partners or co-investors might have economic or other business interests or goals that are inconsistent with our business interests or goals, including inconsistent goals relating to the sale of properties or other investments held in the joint venture or the timing of the termination and liquidation of the venture;
- the possibility that we may incur liabilities as the result of actions taken by our partners or co-investors; or
- that such partners or co-investors may be in controlling positions and/or be in a position to take actions contrary to our instructions or requests or contrary to our policies or objectives, including our policy with respect to qualifying and maintaining our qualification as a REIT.

Actions by a co-venturer, co-tenant or partner may result in subjecting the assets of the joint venture to unexpected liabilities. Under joint venture arrangements, neither co-venturer may have the power to control the venture, and under certain circumstances, an impasse could result and this impasse could have an adverse impact on the operations and profitability of the joint venture.

If we have a right of first refusal or buy/sell right to buy out a co-venturer or partner, we may be unable to finance such a buy-out if it becomes exercisable or we are required to purchase such interest at a time when it would not otherwise be in our best interest to do so. If our interest is subject to a buy/sell right, we may not have sufficient cash, available borrowing capacity or other capital resources to allow us to elect to purchase an interest of a co-venturer subject to the buy/sell right, in which case we may be forced to sell our interest as the result of the exercise of such right when we would otherwise prefer to keep our interest. Finally, we may not be able to sell our interest in a joint venture if we desire to exit the venture for any reason or if our interest is likewise subject to a right of first refusal of our co-venturer or partner, our ability to sell such interest may be adversely impacted by such right. Joint ownership arrangements with Hines affiliates may also entail conflicts of interest.

If we invest in a limited partnership as a general partner, we could be responsible for all liabilities of such partnership.

In some joint ventures or other investments we may make, if the entity in which we invest is a limited partnership, we may acquire all or a portion of our interest in such partnership as a general partner. As a general partner, we could be liable for all the liabilities of such partnership. Additionally, we may acquire a general partner interest in the form of a non-managing general partner interest. As a non-managing general partner, we are potentially liable for all liabilities of the partnership without having the same rights of management or control over the operation of the partnership as the managing general partner. Therefore, we may be held responsible for all of the liabilities of an entity in which we do not have full management rights or control, and our liability may far exceed the amount or value of investment we initially made or then had in the partnership.

We have acquired, and may continue to acquire, various financial instruments for purposes of "hedging" or reducing our risks, which may be costly and ineffective and may reduce our cash available for distribution to our stockholders.

We may enter into currency rate swaps and caps or similar hedging or derivative transactions or arrangements, in order to manage or mitigate our risk of exposure to the effects of currency changes as a result of our international investments. Similarly, we have, and may continue to enter into interest rate swaps and caps, or similar hedging or derivative transactions or arrangements, in order to manage or mitigate our risk of exposure to the effects of interest rate changes due to variable interest rate debt that we may have.

We are different in some respects from other investment vehicles sponsored by Hines, and therefore the past performance of such investments may not be indicative of our future results and Hines has limited experience in acquiring and operating certain types of real estate investments that we may acquire.

We are Hines' second publicly-offered investment vehicle. We collectively refer to real estate joint ventures, funds and programs as investment vehicles. All but one of the previous investment vehicles of Hines and its affiliates were conducted through privately-held entities not subject to either the up-front commissions, fees and expenses associated with the Offering or all the laws and regulations that govern us, including reporting requirements under the federal securities laws and tax and other regulations applicable to REITs. Hines' first public fund is concentrating primarily on office buildings in the United States, whereas we have invested and expect to continue to invest internationally and in a broader array of property types as well as in debt and other instruments.

The past performance of other investment vehicles sponsored by Hines or its affiliates may not be indicative of our future results, and we may not be able to successfully operate our business and implement our investment strategy, which may be different in a number of respects from the operations previously conducted by Hines. In addition, Hines has limited experience in acquiring and operating certain types of real estate investments that we may acquire as a significant amount of real estate investments that have been made by Hines' other investment vehicles have consisted of acquisitions and development of office or industrial properties or land. We may therefore need to use third parties to source or manage investments in which Hines has limited experience. In addition, a significant portion of Hines' other programs and investments involve development projects. Although we are able to invest in development projects, we do not anticipate that a significant portion of the proceeds from the Offering will be invested in development projects. As a result of all of these factors, our stockholders should not rely on the past performance of other investment vehicles sponsored by Hines and its affiliates to predict or as an indication of our future performance.

Our success will be dependent on the performance of Hines as well as key employees of Hines.

Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of Hines and its affiliates as well as key employees of Hines in the discovery and acquisition of investments, the selection of tenants, the determination of any financing arrangements, the management of our assets and operation of our day-to-day activities. Our board of directors and the Advisor have broad discretion when identifying, evaluating and making investments with the proceeds of the Offering. Our stockholders will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. We will rely on the management ability of Hines and the oversight of our board of directors as well as the management of any entities or ventures in which we invest. Our officers and the management of the Advisor also serve in similar capacities for numerous other entities. If Hines (or any of its key employees) is distracted by these other activities or suffers from adverse financial or operational problems in connection with its operations unrelated to us, the ability of Hines and its affiliates to allocate time and/or resources to our operations may be adversely affected. If Hines is unable to allocate sufficient resources to oversee and perform our operations for any reason, our results of operations would be adversely impacted. We will not provide key-man life insurance policies for any of Hines' key employees.

Terrorist attacks and other acts of violence, civilian unrest or war may affect the markets in which we operate, our operations and our profitability.

Terrorist attacks and other acts of violence, civilian unrest or war may negatively affect our operations and our stockholders' investment in our shares. We may acquire real estate investments located in or that relate to real estate located in areas that are susceptible to attack. In addition, any kind of terrorist activity or violent criminal acts, including terrorist acts against public institutions or buildings or modes of public transportation (including airlines, trains or buses) could have a negative effect on our business. These events may directly impact the value of our assets through damage, destruction, loss or increased security costs. We may not be able to obtain insurance against the risk of terrorism because it may not be available or may not be available on terms that are economically feasible. Further, even if we do obtain terrorism insurance, we may not be able to obtain sufficient coverage to fund any losses we may incur. Risks associated with potential acts of terrorism in the areas in which we acquire properties or other real estate investments could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that specific coverage against terrorism be purchased by commercial owners as a condition for providing loans.

The consequences of any armed conflict are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or our stockholders' investment. More generally, any terrorist attack, other act of violence or war, including armed conflicts, could result in increased volatility in or damage to, the United States and worldwide financial markets and economy. They also could result in a continuation of the current economic uncertainty in the United States or abroad. Our revenues will be dependent upon the payment of rent and the return of our other investments which may be particularly vulnerable to uncertainty in the local economy. Increased economic volatility could adversely affect our tenants' ability to pay rent or the return on our other investments or our ability to borrow money or issue capital stock at acceptable prices and have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to make distributions to our stockholders and the value of their investment.

Risks Related to Investments in Real Estate

Geographic concentration of our portfolio may make us particularly susceptible to adverse economic developments in the real estate markets of those areas.

In the event that we have a concentration of properties in, or real estate investments that invest in properties located in, a particular geographic area, our operating results and ability to make distributions are likely to be impacted by economic changes affecting the real estate markets in that area. An investment in our common stock will therefore be subject to greater risk to the extent that we lack a geographically diversified portfolio. For example, based on our pro-rata share of the market value of the real estate investments in which we owned interests as of December 31, 2011, approximately 21% of our portfolio consists of a property located in Minneapolis, Minnesota, 14% of our portfolio consists of properties located in Birmingham, United Kingdom, 14% of our portfolio consists of properties located in Moscow, Russia, 13% of our portfolio consists of properties located in Boston, Massachusetts, 13% of our portfolio consists of properties located in Seattle, Washington and 12% of our portfolio consists of a property located in London, United Kingdom. Consequently, our financial condition and ability to make distributions could be materially and adversely affected by any significant adverse developments in those markets. Please see "Item 2. Properties — Market Concentration."

Industry concentration of our tenants may make us particularly susceptible to adverse economic developments in these industries.

In the event we have a concentration of tenants in a particular industry, our operating results and ability to make distributions may be adversely affected by adverse developments in these industries and we will be subject to a greater risk to the extent that our tenants are not diversified by industry. For example, based on our pro rata share of space leased to tenants as of December 31, 2011, 20% of our space is leased to tenants in the transportation and warehousing industry, 13% is leased to tenants in the information services industry, 12% is leased to tenants in the finance and insurance services industry and 11% is leased to tenants in the legal industry. Please see "Item 2. Properties — Industry Concentration."

We depend on tenants for our revenue, and therefore our revenue is dependent on the success and economic viability of our tenants. Our reliance on single or significant tenants in certain buildings may decrease our ability to lease vacated space.

We expect that rental income from real property will, directly or indirectly, constitute a significant portion of our income. Delays in collecting accounts receivable from tenants could adversely affect our cash flows and financial condition. In addition, the inability of a single major tenant or a number of smaller tenants to meet their rental obligations would adversely affect our income. For example, of our total revenue for the year ended December 31, 2011, approximately 17% was earned from a tenant in the accounting industry, who has leases that expire in 2016, 2019, and 2024, approximately 11% was earned from a tenant in the legal services industry whose lease expires in 2016 and approximately 11% was earned from a tenant in the education services industry whose leases expire in 2019.

Therefore, our financial success is indirectly dependent on the success of the businesses operated by the tenants in our properties or in the properties securing loans we may own. The weakening of the financial condition of or the bankruptcy or insolvency of a significant tenant or a number of smaller tenants and vacancies caused by defaults of tenants or the expiration of leases, may adversely affect our operations and our ability to pay distributions.

Generally, under U.S. bankruptcy law, a debtor tenant has 120 days to exercise the option of assuming or rejecting the obligations under any unexpired lease for nonresidential real property, which period may be extended once by the bankruptcy court. If the tenant assumes its lease, the tenant must cure all defaults under the lease and may be required to provide adequate assurance of its future performance under the lease. If the tenant rejects the lease, we will have a claim against the tenant's bankruptcy estate. Although rent owing for the period between filing for bankruptcy and rejection of the lease may be afforded administrative expense priority and paid in full, pre-bankruptcy arrears and amounts owing under the remaining term of the lease will be afforded general unsecured claim status (absent collateral securing the claim). Moreover, amounts owing under the remaining term of the lease will be capped. Other than equity and subordinated claims, general unsecured claims are the last claims paid in a bankruptcy and therefore funds may not be available to pay such claims in full. In addition, while the specifics of the bankruptcy laws of international jurisdictions may differ from the U.S. bankruptcy laws described herein, the bankruptcy or insolvency of a significant tenant or a number of smaller tenants at any of the international properties we may acquire, may similarly adversely impact our operations and our ability to pay distributions.

Some of our properties may be leased to a single or significant tenant and, accordingly, may be suited to the particular or unique needs of such tenant. We may have difficulty replacing such a tenant if the floor plan of the vacant space limits the types of businesses that can use the space without major renovation. In addition, the resale value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

Due to the risks involved in the ownership of real estate investments and real estate acquisitions, a return on an investment in Hines Global is not guaranteed, and our stockholders may lose some or all of their investment.

By owning our shares, stockholders will be subjected to significant risks associated with owning and operating real estate investments. The performance of their investment in Hines Global will be subject to such risks, including:

- changes in the general economic climate;
- changes in local conditions such as an oversupply of space or reduction in demand for real estate;
- changes in interest rates and the availability of financing;
- changes in property level operating expenses due to inflation or otherwise;
- changes in laws and governmental regulations, including those governing real estate usage, zoning and taxes; and
- changes due to factors that are generally outside of our control, such as terrorist attacks and international instability, natural disasters and acts of God, over-building, adverse national, state or local changes in applicable tax, environmental or zoning laws and a taking of any of the properties which we own or in which we otherwise have interests by eminent domain.

In addition, we expect to acquire additional properties in the future, which may subject us to additional risks associated with real estate property acquisitions, including the risks that:

- the investments will fail to perform in accordance with our expectations because of conditions or liabilities we did not know about at the time of acquisition; and
- our projections or estimates with respect to the performance of the investments, the costs of operating or improving the properties or the effect of the economy or capital markets on the investments will prove inaccurate.

Any of these factors could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to make distributions to our stockholders and the value of their investment.

An economic slowdown or rise in interest rates or other unfavorable changes in economic conditions in the markets in which we operate could adversely impact our business, results of operations, cash flows and financial condition and our ability to make distributions to our stockholders and the value of their investment.

The development of negative economic conditions in the markets in which we operate may significantly affect occupancy, rental rates and our ability to collect rent from our tenants, as well as our property values, which could have a material adverse impact on our cash flows, operating results and carrying value of investment property. For example, an economic recession or rise in interest rates could make it more difficult for us to lease real properties, may require us to lease the real properties we acquire at lower rental rates and may lead to an increase in tenant defaults. In addition, these conditions may also lead to a decline in the value of our properties and make it more difficult for us to dispose of these properties at an attractive price. Other risks that may affect conditions in the markets in which we operate include:

- local conditions, such as an oversupply of the types of properties we invest in or a reduction in demand for such properties in the area; and

- increased operating costs, if these costs cannot be passed through to tenants.

International, national, regional and local economic climates may also be adversely affected should population or job growth slow. To the extent any of these conditions occurs in the markets in which we operate, market rents, occupancy rates and our ability to collect rents from our tenants will likely be affected and the value of our properties may decline. We could also face challenges related to adequately managing and maintaining our properties, should we experience increased operating cost and as a result, we may experience a loss of rental revenues. Any of these factors may adversely affect our business, results of operations, cash flows and financial condition, our ability to make distributions to our stockholders and the value of their investment.

Volatility in debt markets could impact future acquisitions and values of real estate investments potentially reducing cash available for distribution to our stockholders.

The commercial real estate debt markets have recently experienced volatility as a result of certain factors including the tightening of underwriting standards by lenders and credit rating agencies and the increasing default rates of collateralized mortgage backed securities and other commercial real estate loans. Additionally, the economic environment continues to have an adverse impact on real estate fundamentals which has led to declining property values. These factors, among others, have resulted in lenders decreasing the availability of debt financing as well as increasing the cost of debt financing. Should the overall availability of debt decrease and/or the cost of borrowings increase, either by increases in the index rates or by increases in lender spreads, such factors will impact our ability to complete future acquisitions at prices, including financing terms, that are acceptable to us or at all. This may result in us being unable to complete future acquisitions or future acquisitions generating lower overall economic returns and potentially reducing cash flow available for distribution to our stockholders.

Continued economic uncertainty or rise in interest rates could make it more difficult for us to lease real properties or dispose of them. In addition, rising interest rates could also make alternative interest bearing and other investments more attractive and therefore potentially lower the relative value of any real estate investments we make.

Our use of borrowings to partially fund acquisitions and improvements on properties could result in foreclosures and unexpected debt service expenses upon refinancing, both of which could have an adverse impact on our operations and cash flow.

We intend to rely in part on borrowings under any credit facilities and other external sources of financing to fund the costs of new investments, capital expenditures and other items. Accordingly, we are subject to the risks that our cash flow will not be sufficient to cover required debt service payments and that we will be unable to meet other covenants or requirements in the credit agreements.

If we cannot meet our required debt obligations, the property or properties securing such indebtedness could be foreclosed upon by, or otherwise transferred to, our lender, with a consequent loss of income and asset value to us. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but we may not receive any cash proceeds. Additionally, we may be required to refinance our debt subject to "lump sum" or "balloon" payment maturities on terms less favorable than the original loan or at a time we would otherwise prefer to not refinance such debt. A refinancing on such terms or at such times could increase our debt service payments, which would decrease the amount of cash we would have available for operations, new investments and distribution payments and may cause us to determine to sell one or more properties at a time when we would not otherwise do so.

Uninsured losses relating to real property may adversely impact the value of our portfolio.

We attempt to ensure that all of our properties are adequately insured to cover casualty losses. However, there are types of losses, generally catastrophic in nature, which are uninsurable, are not economically insurable or are only insurable subject to limitations. Examples of such catastrophic events include acts of war or terrorism, earthquakes, floods, hurricanes and pollution or environmental matters. We may not have adequate coverage in the event we or our buildings suffer casualty losses. If we do not have adequate insurance coverage, the value of our assets will be reduced as the result of, and to the extent of, any such uninsured losses. Additionally, we may not have access to capital resources to repair or reconstruct any uninsured damage to a property.

We may be unable to obtain desirable types of insurance coverage at a reasonable cost, if at all, and we may be unable to comply with insurance requirements contained in mortgage or other agreements due to high insurance costs.

We may not be able either to obtain certain desirable types of insurance coverage, such as terrorism, earthquake, flood, hurricane and pollution or environmental matter insurance, or to obtain such coverage at a reasonable cost in the future, and this risk may limit our ability to finance or refinance debt secured by our properties. Additionally, we could default under debt or other agreements if the cost and/or availability of certain types of insurance make it impractical or impossible to comply with covenants relating to the insurance we are required to maintain under such agreements. In such instances, we may be required to self-insure against certain losses or seek other forms of financial assurance.

We operate in a competitive business, and many of our competitors have significant resources and operating flexibility, allowing them to compete effectively with us.

Numerous real estate companies that operate in the markets in which we may operate will compete with us in acquiring real estate investments and obtaining creditworthy tenants to occupy such properties or the properties owned by such investments. Such competition could adversely affect our business. There are numerous real estate companies, real estate investment trusts and U.S. institutional and foreign investors that will compete with us in seeking investments and tenants for properties. Many of these entities have significant financial and other resources, including operating experience, allowing them to compete effectively with us. In addition, our ability to charge premium rental rates to tenants may be negatively impacted. This increased competition may increase our costs of acquisitions or investments or lower our occupancy rates and the rent we may charge tenants. In addition, the arrival of new competitors in the immediate areas where we have assets could require unplanned investments in our assets, which may adversely affect us. We may also have difficulty in renewing leases or in leasing to new tenants, which may lead to a reduction in our cash flow and operating income, since the proximity of new competitors could divert existing or new tenants to such competitors, resulting in vacancies.

We may have difficulty selling real estate investments, and our ability to distribute all or a portion of the net proceeds from such sales to our stockholders may be limited.

Real estate investments are relatively illiquid. We will have a limited ability to vary our portfolio in response to changes in economic or other conditions. We will also have a limited ability to sell assets in order to fund working capital and similar capital needs such as share redemptions. We expect to generally hold a real estate investment for the long term. When we sell any of our real estate investments, we may not realize a gain on such sale or the amount of our taxable gain could exceed the cash proceeds we receive from such sale. We may not distribute any proceeds from the sale of real estate investments to our stockholders. Rather, we may use such proceeds to:

- purchase additional real estate investments;
- repay debt;
- buy out interests of any co-venturers or other partners in any joint venture in which we are a party;
- purchase shares under our share redemption program;
- create working capital reserves; or
- make repairs, maintenance, tenant improvements or other capital improvements or expenditures to our other properties.

Our ability to sell our properties may also be limited by our need to avoid a 100% penalty tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property. In order to avoid such characterization and to take advantage of certain safe harbors under the Code, we may determine to hold our properties for a minimum period of time, generally two years.

Potential liability as the result of, and the cost of compliance with, environmental matters could adversely affect our operations.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances.

We expect to invest in, or make investments in real estate investments that have interests in, properties historically used for industrial, manufacturing and commercial purposes. These properties are more likely to contain, or may have contained, underground storage tanks for the storage of petroleum products and other hazardous or toxic substances. All of these operations create a potential for the release of petroleum products or other hazardous or toxic substances. Leasing properties to tenants that engage in industrial, manufacturing, and commercial activities will cause us to be subject to increased risk of liabilities under environmental laws and regulations. The presence of hazardous or toxic substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such property as collateral for future borrowings.

Environmental laws also may impose restrictions on the manner in which properties may be used or businesses may be operated, and these restrictions may require expenditures. Such laws may be amended so as to require compliance with stringent standards which could require us to make unexpected, substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. We may be potentially liable for such costs in connection with the acquisition and ownership of our properties in the United States. In addition, we may invest in properties located in countries that have adopted laws or observe environmental management standards that are less stringent than those generally followed in the United States, which may pose a greater risk that releases of hazardous or toxic substances have occurred to the environment. The cost of defending against claims of liability, of compliance with environmental regulatory requirements or of remediating any contaminated property could be substantial and require a material portion of our cash flow.

The properties we acquire will be subject to property taxes that may increase in the future, which could adversely affect our cash flow.

Any properties we acquire will be subject to real and personal property taxes that may increase as property tax rates change and as the properties are assessed or reassessed by taxing authorities. We anticipate that most of our leases will generally provide that the property taxes, or increases therein, are charged to the lessees as an expense related to the properties that they occupy. As the owner of the properties, however, we are ultimately responsible for payment of the taxes to the government. If property taxes increase, our tenants may be unable to make the required tax payments, ultimately requiring us to pay the taxes. In addition, we will generally be responsible for property taxes related to any vacant space. If we purchase residential properties, the leases for such properties typically will not allow us to pass through real estate taxes and other taxes to residents of such properties. Consequently, any tax increases may adversely affect our results of operations at such properties.

Our costs associated with complying with the Americans with Disabilities Act may affect cash available for distributions.

Any domestic properties we acquire will generally be subject to the Americans with Disabilities Act of 1990, or ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We may not acquire properties that comply with the ADA or we may not be able to allocate the burden on the seller or other third-party, such as a tenant, to ensure compliance with the ADA in all cases. Foreign jurisdictions may have similar requirements and any funds we use for ADA or similar compliance may affect cash available for distributions and the amount of distributions to our stockholders.

Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

If any of our properties has or develops mold we may be required to undertake a costly program to remediate, contain or remove the mold. Mold growth may occur when moisture accumulates in buildings or on building materials. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing because exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. We may become liable to our tenants, their employees and others if property damage or health concerns arise, all of which could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to make distributions to our stockholders and the value of their investment.

If we set aside insufficient working capital reserves, we may be required to defer necessary or desirable property improvements.

If we do not establish sufficient reserves for working capital to supply necessary funds for capital improvements or similar expenses, we may be required to defer necessary or desirable improvements to our properties. If we defer such improvements, the applicable properties may decline in value, it may be more difficult for us to attract or retain tenants to such properties or the amount of rent we can charge at such properties may decrease.

Risks related to the development of real properties may have an adverse effect on our results of operations and returns to our stockholders.

We have invested, and may continue to invest, in properties on which developments or improvements are to be constructed or completed. As such, we are subject to the risks associated with development and construction activities including the following:

- long periods of time may elapse between the commencement and the completion of our projects;
- our original estimates may not be accurate and our actual construction and development costs may exceed those estimates;
- the developer/builder may be prohibited from indexing costs to inflation indices prevailing in the industry, or from indexing receivables;
- the level of interest of potential tenants for a recently launched development may be low;
- construction materials and equipment may be unavailable or cost more than expected due to changes in supply and demand;
- construction and sales may not be completed on time, resulting in a cost increase;
- we may not be able to acquire or we may pay too much for the land we acquire for new developments or properties;
- labor may be in limited availability; and
- changes in tax, real estate and zoning laws may be unfavorable to us.

In addition, our reputation and the construction quality of our real estate developments, whether operated individually or through partnerships, may be determining factors for our ability to lease space and grow. The timely delivery of real estate projects and the quality of our developments, however, depend on certain factors beyond our full control, including the quality and timeliness of construction materials delivered to us and the technical capabilities of our contractor. If one or more problems affect our real estate developments, our reputation and future performance may be negatively affected and we may be exposed to civil liability.

We depend on a variety of factors outside of our control to build, develop and operate real estate projects. These factors include, among others, the availability of market resources for financing, land acquisition and project development. Any scarcity of market resources, including human capital, may decrease our development capacity due to either difficulty in obtaining credit for land acquisition or construction financing or a need to reduce the pace of our growth. The combination of these risks may adversely affect our business, results of operations, cash flows and financial condition and our ability to make distributions to our stockholders and the value of their investment.

Delays in the development and construction of real properties may have adverse effects on portfolio diversification, results of operations and returns to our stockholders.

We have invested, and may continue to invest, in properties on which developments or improvements are to be constructed or completed and we may experience delays in the development of our real properties, such delay could adversely affect our stockholders' returns. When properties are acquired prior to the start of construction or during the early stages of construction, it will typically take several months or longer to complete construction, to rent available space, and for rent payments to commence. Therefore, we may not receive any income from these properties and our ability to pay distributions to our stockholders could suffer. If we are delayed in the completion of any such construction project, our tenants may have the right to terminate preconstruction leases for space at such newly developed project. We may incur additional risks when we make periodic progress payments or other advances to builders prior to completion of construction. Each of those factors could result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly-constructed projects. Furthermore, the price we agree to pay for a real property will be based on our projections of rental income and expenses and estimates of the fair market value of the real property upon completion of construction. If our projections are inaccurate, we may pay too much for a property.

Retail properties depend on anchor tenants to attract shoppers and could be adversely affected by the loss of a key anchor tenant.

We have acquired properties that include retail space and may continue to acquire retail properties in the future. Retail properties, like other properties, are subject to the risk that tenants may be unable to make their lease payments or may decline to extend a lease upon its expiration. A lease termination by a tenant that occupies a large area of a retail center (commonly referred to as an anchor tenant) could impact leases of other tenants. Other tenants may be entitled to modify the terms of their existing leases in the event of a lease termination by an anchor tenant, or the closure of the business of an anchor tenant that leaves its space vacant even if the anchor tenant continues to pay rent. Any such modifications or conditions could be unfavorable to us as the property owner and could decrease rents or expense recoveries. Additionally, major tenant closures may result in decreased customer traffic, which could lead to decreased sales at other stores. In the event of default by a tenant or anchor store, we may experience delays and costs in enforcing our rights as landlord to recover amounts due to us under the terms of our agreements with those parties.

Leases with retail properties' tenants may restrict us from re-leasing space.

Most leases with retail tenants contain provisions giving the particular tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center. These provisions may limit the number and types of prospective tenants interested in leasing space in a particular retail property.

Recent disruptions in the financial markets could adversely affect the multifamily property sector's ability to obtain financing and credit enhancement from Fannie Mae and Freddie Mac, which could adversely impact us if we acquire any multifamily residential properties.

We may invest in multifamily residential properties. Fannie Mae and Freddie Mac are major sources of financing for the multifamily sector. Since 2007, Fannie Mae and Freddie Mac have reported substantial losses and a need for significant amounts of additional capital. In response to the deteriorating financial condition of Fannie Mae and Freddie Mac and the recent credit market disruption, the U.S. Congress and Treasury undertook a series of actions to stabilize these government-sponsored enterprises and the financial markets. Pursuant to legislation enacted in 2008, the U.S. government placed both Fannie Mae and Freddie Mac under its conservatorship.

Currently, Fannie Mae and Freddie Mac remain active multifamily lenders. If we invest in any multifamily residential properties, we may secure our financing through Fannie Mae and Freddie Mac. However, there is significant uncertainty surrounding the futures of Fannie Mae and Freddie Mac. Should Fannie Mae and Freddie Mac have their mandates changed or reduced, be disbanded or reorganized by the government or otherwise discontinue providing liquidity to the multifamily sector, it would significantly reduce our access to such debt capital and/or increase borrowing costs. If new U.S. government regulations heighten Fannie Mae's and Freddie Mac's underwriting standards, adversely affect interest rates and reduce the amount of capital they can make available to the multifamily sector, it could have a material adverse effect on both the multifamily sector and our access to funding in connection with the acquisition and maintenance of such properties. Any potential reduction in loans, guarantees and credit-enhancement arrangements from Fannie Mae and Freddie Mac could jeopardize the effectiveness of the multifamily sector's derivative securities market, potentially causing breaches in loan covenants, and through reduced loan availability, impact the value of multifamily assets, which could impair the value of a significant portion of multifamily communities. Specifically, if we invest in multifamily residential properties, the potential for a decrease in liquidity made available to the multifamily sector by Fannie Mae and Freddie Mac could:

- make it more difficult for us to secure new takeout financing for any multifamily development projects we acquire;
- hinder our ability to refinance any completed multifamily assets;
- decrease the amount of available liquidity and credit that could be used to further diversify our portfolio through the acquisition of multifamily assets; and
- require us to obtain other sources of debt capital with potentially different terms.

Short-term multifamily community leases associated with any multifamily residential properties we acquire may expose us to the effects of declining market rent and could adversely impact our ability to make cash distributions to our stockholders.

If we invest in multifamily residential properties, we expect that substantially all of our multifamily community leases associated with such properties will be for a term of one year or less. Because these leases generally permit the residents to leave at the end of the lease term without penalty, our rental revenues may be impacted by declines in market rents more quickly than if our leases were for longer terms.

Continued high levels of unemployment could adversely affect the occupancy and rental rates of any multifamily residential properties we acquire, with high quality multifamily communities suffering even more severely.

Prolonged continuance of unemployment at current levels or increased levels of unemployment in multifamily markets could significantly decrease occupancy and rental rates. In times of increasing unemployment, multifamily occupancy and rental rates have historically been adversely affected by:

- rental residents deciding to share rental units and therefore rent fewer units;
- potential residents moving back into family homes or delaying leaving family homes;

- a reduced demand for higher-rent units, such as those of high quality multifamily communities;
- a decline in household formation;
- persons enrolled in college delaying leaving college or choosing to proceed to or return to graduate school in the absence of available employment;
- the inability or unwillingness of residents to pay rent increases; and
- increased collection losses.

These factors generally have contributed to lower rental rates. If we acquire any multifamily residential properties and employment levels do not improve or worsen, our results of operations, financial condition and ability to make distributions to you may be adversely affected.

In connection with the recent credit market disruptions and economic slowdown, if we invest in any multifamily residential properties, we may face increased competition from single-family homes and condominiums for rent, which could limit our ability to retain residents, lease apartment units or increase or maintain rents.

If we invest in any multifamily residential properties, we will face significant competition. Any multifamily communities we invest in may compete with numerous housing alternatives in attracting residents, including single-family homes and condominiums available for rent. Such competitive housing alternatives may become more prevalent in a particular area because of the tightening of mortgage lending underwriting criteria, homeowner foreclosures, the decline in single-family home and condominium sales and the lack of available credit. The number of single-family homes and condominiums for rent in a particular area could limit our ability to retain residents, lease apartment units or increase or maintain rents.

If we invest in multifamily residential properties, we must comply with the Fair Housing Amendment of 1988.

If we invest in multifamily residential properties domestically, we must comply with the Fair Housing Amendment Act of 1988, or FHAA, which requires that multifamily communities first occupied after March 13, 1991 be accessible to handicapped residents and visitors. Compliance with the FHAA could require removal of structural barriers to handicapped access in a community, including the interiors of apartment units covered under the FHAA. Recently there has been heightened scrutiny of multifamily housing communities for compliance with the requirements of the FHAA and the ADA and an increasing number of substantial enforcement actions and private lawsuits have been brought against multifamily communities to ensure compliance with these requirements. Noncompliance with the FHAA and the ADA could result in the imposition of fines, awards of damages to private litigants, payment of attorneys' fees and other costs to plaintiffs, substantial litigation costs and substantial costs of remediation.

If we acquire hospitality or leisure properties, we will depend on others to manage those facilities.

In order to qualify as a REIT, we will not be able to operate any hospitality or leisure properties that we acquire or participate in the decisions affecting the daily operations of these properties. We will lease any hospitality or leisure properties we acquire to a taxable REIT subsidiary, or TRS, in which we may own up to a 100% interest. Our TRS will enter into management agreements with eligible independent contractors, potentially including Hines or its affiliates, that are not our subsidiaries or otherwise controlled by us to manage these properties. Thus, independent operators, under management agreements with our TRS, will control the daily operations of our hospitality, leisure and healthcare-related properties.

We will depend on these independent management companies to operate our hospitality or leisure properties. We will not have the authority to require these properties to be operated in a particular manner or to govern any particular aspect of the daily operations, such as establishing room rates at our hospitality or leisure properties. Thus, even if we believe our hospitality or leisure properties are being operated inefficiently or in a manner that does not result in satisfactory results, we may not be able to force the management company to change its method of operation of these properties. We can only seek redress if a management company violates the terms of the applicable management agreement with the TRS, and then only to the extent of the remedies provided for under the terms of the management agreement. In the event that we need to replace any management company, we may be required by the terms of the management agreement to pay substantial termination fees and may experience significant disruptions at the affected properties.

The hospitality or leisure industry is seasonal.

The hospitality or leisure industry is seasonal in nature. Generally, occupancy rates and hotel revenues are greater in the second and third quarters than in the first and fourth quarters. As a result of the seasonality of the hospitality or leisure industry, there will likely be quarterly fluctuations in results of operations of any hospitality or leisure properties that we may own. Quarterly financial results may be adversely affected by factors outside our control.

The hospitality or leisure market is highly competitive and generally subject to greater volatility than our other market segments.

The hospitality or leisure business is highly competitive and influenced by factors such as location, room rates, quality, service levels, reputation and reservation systems, among many other factors. There are many competitors in this market, and these competitors may have substantially greater marketing and financial resources than those available to us. This competition, along with other factors, such as over-building in the hospitality or leisure industry and certain deterrents to traveling, may increase the number of rooms available and may decrease the average occupancy and room rates of our hospitality or leisure properties. The demand for rooms at any hospitality or leisure properties that we may acquire will change much more rapidly than the demand for space at other properties that we acquire. This volatility in room demand and occupancy rates could have a material adverse effect on our financial condition, results of operations and ability to pay distributions to our stockholders.

If we purchase assets at a time when the commercial real estate market is experiencing substantial influxes of capital investment and competition for properties, the real estate we purchase may not appreciate or may decrease in value.

Real estate investment transaction volume increased during 2010 and 2011, and estimated going-in capitalization rates, or cap rates (ratio of the net projected operating income of a property in its initial fiscal year divided by the net purchase price), have fallen relative to their post-recession peaks in late 2009. As we enter 2012, there continues to be a significant amount of investment capital pursuing high-quality, well-located assets that generate stable cash flows, causing aggressive competition and pricing for assets which match our investment strategy. This may continue to drive prices higher, resulting in lower cap rates and returns. To the extent we purchase real estate in the future this environment, we are subject to the risks that the value of our assets may not appreciate or may decrease significantly below the amount we paid for such assets if the real estate market ceases to attract the same level of capital investment in the future as it has recently attracted, or if the number of companies seeking to acquire such assets decreases. If any of these circumstances occur or the values of our investments are otherwise negatively affected, the value of an investment in our common stock may be lower.

Risks Related to Investments in Debt

Hines does not have substantial experience investing in mortgage, mezzanine, bridge or construction loans, B Notes, securitized debt or other debt related to properties in which we invest which could adversely affect our return on our loan investments.

We have made, and may continue to make, investments in mortgage, mezzanine, bridge or construction loans, B-Notes, securitized debt or other debt related to properties if the Advisor determines that it is advantageous to us due to the state of the real estate market or in order to diversify our investment portfolio. However neither the Advisor nor any of its affiliates has any substantial experience investing in these types of loans and we may not have the expertise necessary to maximize the return on our investment in these types of loans.

Loans we make or invest in may be impacted by unfavorable real estate market conditions, which could decrease the value of our loan investments.

We have made and may continue to make or invest in loans and we will be at risk of defaults by the borrowers on those loans. These defaults may be caused by many conditions beyond our control, including interest rate levels and local and other economic conditions affecting real estate values. We may invest in unsecured loans. Even with respect to loans secured by real property, we will not know whether the values of the properties securing the loans will remain at the levels existing on the dates of origination of the loans. If the values of such underlying properties drop, our risk will increase with respect to secured loans because of the lower value of the security associated with such loans.

Loans we make or invest in will be subject to interest rate fluctuations, which could reduce our returns as compared to market interest rates as well as the value of the loans in the event we sell the loans.

If we invest in fixed-rate, long-term loans and interest rates rise, the loans could yield a return that is lower than then-current market rates. If interest rates decrease, we will be adversely affected to the extent that loans are prepaid, because we may not be able to make new loans at the previously higher interest rate. If we invest in variable interest rate loans, if interest rates decrease, our revenues will likewise decrease. Finally, if interest rates increase, the value of fixed-rate loans we own at such time would decrease which would lower the proceeds we would receive in the event we sell such assets.

Delays in liquidating defaulted loans could reduce our investment returns.

If there are defaults under our loans secured by real property, we may not be able to repossess and sell the underlying properties quickly. The resulting time delay could reduce the value of our investment in the defaulted loans. An action to foreclose on a property securing a loan is regulated by state statutes and rules and is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of default by a borrower, these restrictions, among other things, may impede our ability to foreclose on or sell the secured property or to obtain proceeds sufficient to repay all amounts due to us on the loan.

We have made and invested in, and may continue to make or invest in, mezzanine loans, which involve greater risks of loss than senior loans secured by real properties.

We have made and invested in, and may continue to make or invest in, mezzanine loans that generally take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of an entity that directly or indirectly owns real property. These types of investments involve a higher degree of risk than long-term senior mortgage loans secured by real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our mezzanine loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than traditional mortgage loans, resulting in less equity in the real property and increasing our risk of loss of principal.

We may invest in B-Notes, which are subject to additional risks as a result of the privately negotiated structure and terms of such transactions which may result in losses.

We may invest in B-Notes, which are typically secured by a first mortgage on a single large commercial property or group of related properties and subordinated to an A-Note secured by the same first mortgage on the same collateral. If a borrower defaults on a B-Note, A-Note holders would be paid first and there may not be sufficient funds remaining to repay us and other B-Note holders. B-Notes can vary in their structural characteristics and risks because each transaction is privately negotiated. For example, the rights of holders of B-Notes to control the process following a borrower default may be limited in certain investments. We cannot predict the terms of each B-Note investment. Moreover, because B-Notes are typically secured by a single property or group of related properties, such investments may not be as diversified as investments secured by a pool of properties and therefore may be subject to increased risks.

Bridge loans may involve a greater risk of loss than conventional mortgage loans.

We may provide bridge loans secured by first lien mortgages on properties to borrowers who are typically seeking short-term capital in connection with acquisitions, developments or refinancings of real estate. In connection with such investments, there is a risk that the borrower may not achieve its investment objectives and that we may therefore not recover some or all of our investment in such bridge loans. For example, if we provide a bridge loan to a borrower who has identified an undervalued asset, either due to mismanagement of the underlying assets or as a result of what the borrowers deems to be a recovering market, and the market in which such asset is located fails to recover according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the bridge loan.

In addition, owners usually borrow funds under a conventional mortgage loan to repay a bridge loan. If the borrower is unable to obtain permanent financing to repay our bridge loan, we may lose some or all of our investment. Bridge loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event we make a bridge loan to a borrower who defaults, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the bridge loan. To the extent we suffer such losses with respect to our investments in bridge loans, it could adversely impact our business, results of operations, cash flows and financial ability and our ability to make distributions to our stockholders and value of their investment.

Non-conforming and non-investment grade loans are subject to an increased risk of loss.

Loans we may acquire or originate may not conform to conventional loan criteria applied by traditional lenders and may not be rated or may be rated as "non-investment grade." Non-investment grade ratings for these loans typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers' credit history, the properties' underlying cash flow or other factors. Therefore, non-conforming and investment loans we acquire or originate may have a higher risk of default and loss than conventional loans. Any loss we incur may adversely impact our business, results of operations, cash flows and financial ability and our ability to make distributions to our stockholders and value of their investment.

We may invest in commercial mortgage-backed securities, or CMBS, which are subject to all of the risks of the underlying mortgage loans and the additional risks of the securitization process.

CMBS are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. In a rising interest rate environment, the value of CMBS may be adversely affected when payments on underlying mortgages do not occur as anticipated, resulting in the extension of the security's effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The value of CMBS may also change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. In addition, CMBS are subject to the credit risk associated with the performance of the underlying mortgage properties.

The securitization process CMBS go through may also result in additional risks. Generally, CMBS are issued in classes similar to mortgage loans. To the extent that we invest in a subordinate class, we will be paid interest only to the extent that there are funds available after paying the senior classes. To the extent the collateral pool includes delinquent loans, subordinate classes will likely not be fully paid and may not be paid at all. Subordinate CMBS are also subject to greater credit risk than those CMBS that are more highly rated. Further, the ratings assigned to any particular class of CMBS may not ultimately prove to be accurate. Thus, any particular class of CMBS may be riskier and more volatile than the rating assigned to such security which may result in the returns on any such CMBS investment to be less than anticipated.

Our debt investments may be considered illiquid and we may not be able to adjust our portfolio in response to changes in economic and other conditions.

The debt investments we may make in connection with privately negotiated transactions may not be registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited. The mezzanine loans we may purchase in the future will be particularly illiquid investments due to their short life, their unsuitability for securitization and the greater difficulty of recoupment in the event of a borrower's default.

Risks Related to International Investments

We are subject to additional risks from our international investments.

We own several properties outside the United States. We may purchase others and may make or purchase loans or participations in loans secured by property located outside the United States. These investments may be affected by factors peculiar to the laws and business practices of the jurisdictions in which the properties are located. These laws and business practices may expose us to risks that are different from and in addition to those commonly found in the United States. Foreign investments pose the following risks:

- the burden of complying with a wide variety of foreign laws;
- changing governmental rules and policies, including changes in land use and zoning laws, more stringent environmental laws or changes in such laws;
- existing or new laws relating to the foreign ownership of real property or loans and laws restricting the ability of foreign persons or companies to remove profits earned from activities within the country to the person's or company's country of origin;
- the potential for expropriation;
- possible currency transfer restrictions;
- imposition of adverse or confiscatory taxes;
- changes in real estate and other tax rates and changes in other operating expenses in particular countries;
- possible challenges to the anticipated tax treatment of the structures that allow us to acquire and hold investments;
- adverse market conditions caused by terrorism, civil unrest and changes in national or local governmental or economic conditions;
- the willingness of domestic or foreign lenders to make loans in certain countries and changes in the availability, cost and terms of loan funds resulting from varying national economic policies;
- general political and economic instability in certain regions;
- the potential difficulty of enforcing obligations in other countries; and
- Hines' limited experience and expertise in foreign countries relative to its experience and expertise in the United States.

Investments in properties or other real estate investments outside the United States subject us to foreign currency risks, which may adversely affect distributions and our REIT status.

Revenues generated from any properties or other real estate investments we acquire or ventures we enter into relating to transactions involving assets located in markets outside the United States likely will be denominated in the local currency. Therefore, any investments we make outside the United States may subject us to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar.

As a result, changes in exchange rates of any such foreign currency to U.S. dollars may affect our revenues, operating margins and distributions and may also affect the book value of our assets and the amount of stockholders' equity.

Changes in foreign currency exchange rates used to value a REIT's foreign assets may be considered changes in the value of the REIT's assets. These changes may adversely affect our status as a REIT. Further, bank accounts in foreign currency which are not considered cash or cash equivalents may adversely affect our status as a REIT.

Inflation in foreign countries, along with government measures to curb inflation, may have an adverse effect on our investments.

Certain countries have in the past experienced extremely high rates of inflation. Inflation, along with governmental measures to curb inflation, coupled with public speculation about possible future governmental measures to be adopted, has had significant negative effects on the certain international economies in the past and this could occur again in the future. The introduction of governmental policies to curb inflation can have an adverse effect on our business. High inflation in the countries in which we purchase real estate or make other investments could increase our expenses and we may not be able to pass these increased costs onto our tenants.

Lack of compliance with the United States Foreign Corrupt Practices Act, or FCPA, could subject us to penalties and other adverse consequences.

We are subject to the FCPA, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including potential competitors, are not subject to these prohibitions. Fraudulent practices, including corruption, extortion, bribery, pay-offs, theft and others, occur from time-to-time in countries in which we may do business. If people acting on our behalf or at our request are found to have engaged in such practices, severe penalties and other consequences could be imposed on us that may have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to make distributions to our stockholders and the value of their investment.

Risks Related to Organizational Structure

Any interest in Hines Global will be diluted by the Special OP Units and any other OP Units in the Operating Partnership, and any interest in Hines Global may be diluted if we issue additional shares.

Hines Global owned a 99.98% general partner interest in the Operating Partnership as of December 31, 2011. Affiliates of Hines owned the remaining 0.02% interest in the Operating Partnership. Hines Global REIT Associates Limited Partnership owns the Special OP Units in the Operating Partnership, which were issued as consideration for an obligation by Hines and its affiliates to perform future services in connection with our real estate operations. Payments with respect to these interests will reduce the amount of distributions that would otherwise be payable to our stockholders in the future.

Stockholders do not have preemptive rights to acquire any shares issued by us in the future. Therefore, investors purchasing our common shares in the Offering may experience dilution of their equity investment if we:

- sell shares in the Offering or sell additional shares in the future, including those issued pursuant to our distribution reinvestment plan;
- sell securities that are convertible into shares, such as OP Units;
- at the option of our Advisor, issue OP Units to pay for certain fees;
- issue OP Units or common shares to the Advisor or affiliates in exchange for advances or deferrals of fees;
- issue shares in a private offering; or

- issue shares to sellers of properties acquired by us in connection with an exchange of partnership units from the Operating Partnership.

Our stockholders may experience dilution.

Our stockholders do not have preemptive rights. If we engage in a subsequent offering of common shares or securities convertible into common shares, issue additional shares pursuant to our distribution reinvestment plan or otherwise issue additional shares, investors who purchase shares in the Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our outstanding shares. Furthermore, stockholders may experience a dilution in the value of their shares depending on the terms and pricing of any share issuances (including the shares being sold in the Offering) and the value of our assets at the time of issuance.

The repurchase of interests in the Operating Partnership held by Hines and its affiliates (including the Special OP Units and other OP Units) as required in our Advisory Agreement may discourage a takeover attempt.

Under certain circumstances, including a merger, consolidation or sale of substantially all of our assets or any similar transaction, a transaction pursuant to which a majority of our board of directors then in office are replaced or removed, or the termination or non-renewal of our Advisory Agreement under various circumstances, the Operating Partnership is, at the election of Hines or its affiliates, required to purchase the Special OP Units and any OP Units that Hines or its affiliates own for cash (or, in certain cases, a promissory note) or our shares, at the election of the holder. These rights may deter these types of transactions which may limit the opportunity for stockholders to receive a premium for their common shares that might otherwise exist if an investor attempted to acquire us.

Hines' ability to cause the Operating Partnership to purchase the Special OP Units and any other OP Units that it or its affiliates hold in connection with the termination of our Advisory Agreement may deter us from terminating our Advisory Agreement.

Under certain circumstances, if we are not advised by an entity affiliated with Hines, Hines or its affiliates may cause the Operating Partnership to purchase some or all of the Special OP Units or any other OP Units then held by such entities. Under these circumstances if the amount necessary to purchase Hines' and its affiliates' interests in the Operating Partnership is substantial, these rights could discourage or deter us from terminating our Advisory Agreement under circumstances in which we would otherwise do so.

We may issue preferred shares or separate classes or series of common shares, which issuance could adversely affect the holders of our common shares.

We may issue, without stockholder approval, preferred shares or a class or series of common shares with rights that could adversely affect the holders of our common shares. Upon the affirmative vote of a majority of our directors (including, in the case of preferred shares, a majority of our independent directors), our articles authorize our board of directors (without any further action by our stockholders) to issue preferred shares or common shares in one or more classes or series, and to fix the voting rights (subject to certain limitations), liquidation preferences, distribution rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences with respect to such classes or series of shares. If we ever create and issue preferred shares with a distribution preference over common shares, payment of any distribution preferences of outstanding preferred shares would reduce the amount of funds available for the payment of distributions on the common shares. Further, holders of preferred shares are normally entitled to receive a preference payment in the event we liquidate, dissolve or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. We could also designate and issue shares in a class or series of common shares with similar rights. In addition, under certain circumstances, the issuance of preferred shares or a separate class or series of common shares may render more difficult or tend to discourage:

- a merger, tender offer or proxy contest;

- the assumption of control by a holder of a large block of our securities; and/or
- the removal of incumbent management.

Our board of directors determines our major policies and operations which increases the uncertainties faced by our stockholders.

Our board of directors determines our major policies, including our policies regarding acquisitions, dispositions, financing, growth, debt capitalization, REIT qualification, redemptions and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under the Maryland General Corporation Law and our articles, our stockholders have a right to vote only on limited matters. Our board of directors' broad discretion in setting policies and the inability of our stockholders to exert control over those policies increases the uncertainty and risks they face, especially if our board of directors and our stockholders disagree as to what course of action is in the best interests of our stockholders.

The ownership limit in our articles may discourage a takeover attempt.

Our articles provide that no holder of shares, other than any person to whom our board of directors grants an exemption, may directly or indirectly own more than 9.9% of the number or value, whichever is more restrictive, of the aggregate of our outstanding shares or more than 9.9% of the number or value, whichever is more restrictive, of the outstanding shares of any class or series of our outstanding securities. This ownership limit may deter tender offers for our common shares, which offers may be attractive to our stockholders, and thus may limit the opportunity for stockholders to receive a premium for their common shares that might otherwise exist if an investor attempted to assemble a block of common shares in excess of 9.9% of the number or value, whichever is more restrictive, of the aggregate of our outstanding shares, or 9.9% in number or value, whichever is more restrictive, of the outstanding common shares or otherwise to effect a change of control in us.

We will not be afforded the protection of the Maryland General Corporation Law relating to business combinations.

Provisions of the Maryland General Corporation Law prohibit business combinations, unless prior approval of the board of directors is obtained before the person seeking the combination became an interested stockholder, with:

- any person who beneficially owns 10% or more of the voting power of our outstanding voting shares (an "interested stockholder");
- any of our affiliates or associates who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding shares (also an "interested stockholder"); or
- an affiliate of an interested stockholder.

These prohibitions are intended to prevent a change of control by interested stockholders who do not have the support of our board of directors. Because our articles contain limitations on ownership of more than 9.9% of our common shares, our board of directors has adopted a resolution presently opting out of the business combinations statute. Therefore, we will not be afforded the protections of this statute and, accordingly, there is no guarantee that the ownership limitations in our articles will provide the same measure of protection as the business combinations statute and prevent an undesired change of control by an interested stockholder.

We are not registered as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act, and therefore we will not be subject to the requirements imposed on an investment company by the Investment Company Act which may limit or otherwise affect our investment choices.

Hines Global, our Operating Partnership, and our subsidiaries will conduct our businesses so that we are not required to register as "investment companies" under the Investment Company Act. Although we could modify our business methods at any time, at the present time we expect that the focus of our activities will involve investments in real estate, buildings, and other assets that can be referred to as "sticks and bricks" and in other real estate investments and will otherwise be considered to be in the real estate business.

Companies subject to the Investment Company Act are required to comply with a variety of substantive requirements such as requirements relating to:

- limitations on the capital structure of the entity;
- restrictions on certain investments;
- prohibitions on transactions with affiliated entities; and
- public reporting disclosures, record keeping, voting procedures, proxy disclosure and similar corporate governance rules and regulations.

These and other requirements are intended to provide benefits or protections to security holders of investment companies. Because we and our subsidiaries do not expect to be subject to these requirements, our stockholders will not be entitled to these benefits or protections. It is our policy to operate in a manner that will not require us to register as an investment company, and we do not expect to register as an "investment company" under the Investment Company Act.

Whether a company is an investment company can involve analysis of complex laws, regulations and Securities and Exchange Commission, or SEC, staff interpretations. Hines Global and the Operating Partnership intend to continue to conduct operations so as not to become subject to regulation as an investment company under the Investment Company Act. So long as Hines Global conducts its businesses through its Operating Partnership and its wholly owned or majority-owned subsidiaries that are not investment companies and none of Hines Global, the Operating Partnership and the wholly owned or majority-owned subsidiaries hold themselves out as being engaged primarily in the business of investing in securities, Hines Global will not have to register. The securities issued by any subsidiary that is excepted from the definition of "investment company" under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, together with any other investment securities its parent may own, may not have a combined value in excess of 40% of the value of the parent entity's total assets on an unconsolidated basis (which we refer to as the 40% test). We do not expect that we, the Operating Partnership, or other subsidiaries will be an investment company because we will seek to assure that holdings of investment securities in any entity will not exceed 40% of the total assets of that entity as defined in the Investment Company Act. In order to operate in compliance with that standard, each entity may be required to conduct its business in a manner that takes account of these provisions. We, our Operating Partnership, or a subsidiary could be unable to sell assets we would otherwise want to sell or we may need to sell assets we would otherwise wish to retain. In addition, we may also have to forgo opportunities to acquire certain investments or interests in companies or entities that we would otherwise want to acquire, or acquire assets we might otherwise not select for purchase. For example, these restrictions will limit the ability of our subsidiaries to invest directly in mortgage-backed securities that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain asset backed securities and real estate companies or in assets not related to real estate.

Certain of the subsidiaries that we may form in the future could seek to rely upon the exemption from registration as an investment company under the Investment Company Act pursuant to Section 3(c)(5)(C) of that Act, which is available for entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exemption generally requires that at least 55% of that entity's portfolio must be comprised of qualifying assets and at least another 25% of each of their portfolios must be comprised of real estate-related assets under the Investment Company Act (and no more than 20% comprised of miscellaneous assets). Qualifying assets for this purpose include mortgage loans and other assets, such as whole pool agency residential mortgage backed securities, or RMBS, that the SEC staff in various no-action letters has determined are the functional equivalent of mortgage loans for the purposes of the Investment Company Act. We intend to treat as real estate-related assets non-agency RMBS, CMBS, debt and equity securities of companies primarily engaged in real estate businesses, agency partial pool certificates and securities issued by pass-through entities of which substantially all of the assets consist of qualifying assets and/or real estate-related assets.

We may in the future organize one or more subsidiaries that seek to rely on the Investment Company Act exemption provided to certain structured financing vehicles by Rule 3a-7 under the Investment Company Act. To the extent that we organize subsidiaries that rely on Rule 3a-7 for an exemption from the Investment Company Act, these subsidiaries will need to comply with the restrictions contained in this Rule. In general, Rule 3a-7 exempts from the Investment Company Act issuers that limit their activities as follows:

- the issuer issues securities the payment of which depends primarily on the cash flow from "eligible assets";
- the securities sold are fixed income securities rated investment grade by at least one rating agency (fixed income securities which are unrated or rated below investment grade may be sold to institutional accredited investors and any securities may be sold to "qualified institutional buyers" and to persons involved in the organization or operation of the issuer);
- the issuer acquires and disposes of eligible assets (1) only in accordance with the agreements pursuant to which the securities are issued, (2) so that the acquisition or disposition does not result in a downgrading of the issuer's fixed income securities and (3) the eligible assets are not acquired or disposed of for the primary purpose of recognizing gains or decreasing losses resulting from market value changes; and
- unless the issuer is issuing only commercial paper, the issuer appoints an independent trustee, takes reasonable steps to transfer to the trustee an ownership or perfected security interest in the eligible assets, and meets rating agency requirements for commingling of cash flows.

In addition, in certain circumstances, compliance with Rule 3a-7 may also require, among other things, that the indenture governing the subsidiary include additional limitations on the types of assets the subsidiary may sell or acquire out of the proceeds of assets that mature, are refinanced or otherwise sold, on the period of time during which such transactions may occur, and on the level of transactions that may occur. In light of the requirements of Rule 3a-7, our ability to manage assets held in a special purpose subsidiary that complies with Rule 3a-7 will be limited and we may not be able to purchase or sell assets owned by that subsidiary when we would otherwise desire to do so, which could lead to losses.

There can be no assurance that the laws and regulations governing the Investment Company Act status of REITs, including actions by the Division of Investment Management of the SEC providing more specific or different guidance regarding these exemptions, will not change in a manner that adversely affects our operations. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon such exclusions, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

Even if some interests in other entities were deemed to be investment securities, so long as investment securities do not comprise more than 40% of an entity's assets, the entity will not be required to register as an investment company. If an entity held investment securities and the value of these securities exceeded 40% of the value of its total assets, and no exemption from registration was available, then that entity might be required to register as an investment company. If we own assets that qualify as "investment securities" as such term is defined under the Investment Company Act and the value of such assets exceeds 40% of the value of our total assets, we could be deemed to be an investment company. In that case we would have to qualify for an exemption from registration as an investment company in order to operate without registering as an investment company.

If Hines Global or the Operating Partnership is required to register as an investment company under the Investment Company Act, the additional expenses and operational limitations associated with such registration may reduce our stockholders' investment return or impair our ability to conduct our business as planned.

If we were required to register as an investment company, but failed to do so, we would be prohibited from engaging in our business, criminal and civil actions could be brought against us, some of our contracts might be unenforceable, unless a court were to direct enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

If we internalize our management functions, we could incur adverse effects on our business and financial condition, including significant costs associated with becoming and being self-managed and the percentage of our outstanding common stock owned by our stockholders could be reduced.

If we seek to list our shares on an exchange as a way of providing our stockholders with a liquidity event, we may consider internalizing the functions performed for us by our Advisor. An internalization could take many forms, for example, we may hire our own group of executives and other employees or we may acquire the Advisor or its respective assets including its existing workforce. Any internalization could result in significant payments, including in the form of our stock, to the owners of the Advisor as compensation, which could reduce the percentage ownership of our then existing stockholders and concentrate ownership in Hines. In addition, there is no assurance that internalizing our management functions will be beneficial to us and our stockholders. For example, we may not realize the perceived benefits because of: (i) the costs of being self-managed; (ii) our inability to effectively integrate a new staff of managers and employees; or (iii) our inability to properly replicate the services provided previously by the Advisor or its affiliates. Additionally, internalization transactions have also, in some cases, been the subject of litigation and even if these claims are without merit, we could be forced to spend significant amounts of money defending claims which would reduce the amount of funds available for us to invest in real estate investments or to pay distributions. In connection with any such internalization transaction, a special committee consisting of our independent directors will be appointed to evaluate the transaction and to determine whether a fairness opinion should be obtained.

Risks Related to Potential Conflicts of Interest

We compete with affiliates of Hines for real estate investment opportunities and some of these affiliates have preferential rights to accept or reject certain investment opportunities in advance of our right to accept or reject such opportunities.

Hines has existing real estate joint ventures, funds and programs, which we collectively refer to as investment vehicles, with investment objectives and strategies similar to ours. Because we compete with these investment vehicles for investment opportunities, Hines faces conflicts of interest in allocating investment opportunities between us and these other investment vehicles. We have limited rights to specific investment opportunities located by Hines. Some of these entities have a priority right over other Hines investment vehicles, including us, to accept investment opportunities that meet certain defined investment criteria. Because we and other Hines investment vehicles rely on Hines to present us with investment opportunities, these rights will reduce our investment opportunities. We therefore may not be able to invest in, or we may only invest indirectly with or through another Hines affiliated investment vehicles in, certain investments we otherwise would make directly. To the extent we invest in opportunities with another investment vehicles affiliated with Hines, we may not have the control over such investment we would otherwise have if we owned all of or otherwise controlled such assets.

We have limited rights to specific investment opportunities located by Hines. Our right to participate in Hines' investment allocation process will terminate once we have fully invested the proceeds of the Offering or if we are no longer advised by an affiliate of Hines. For investment opportunities not covered by this allocation procedure, Hines will decide in its discretion, subject to any priority rights it grants or has granted to other Hines-managed or otherwise affiliated investment vehicles, how to allocate such opportunities among us, Hines and other investment vehicles. Because we do not have a right to accept or reject any investment opportunities before Hines or one or more Hines investment vehicles have the right to accept such opportunities, and are otherwise subject to Hines' discretion as to the investment opportunities we will receive, we may not be able to review and/or invest in opportunities which we would otherwise pursue if we were the only investment vehicles sponsored by Hines or had a priority right in regard to such investments. We are subject to the risk that, as a result of the conflicts of interest between Hines, us and other investment vehicles sponsored or managed by or affiliated with Hines, and the priority rights Hines has granted or may in the future grant to any such other investment vehicles, we may not be offered favorable investment opportunities located by Hines when it would otherwise be in our best interest to accept such investment opportunities, and our business, results of operations, cash flows and financial condition and our ability to make distributions to our stockholders and the value of their investment may be adversely impacted thereby.

We may compete with other investment vehicles affiliated with Hines for tenants.

Hines and its affiliates are not prohibited from engaging, directly or indirectly, in any other business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, development, ownership, management, leasing or sale of real estate projects. Hines or its affiliates own and/or manage properties in most if not all geographical areas in which we expect to acquire interests in real estate assets. Therefore, our properties compete for tenants with other properties owned and/or managed by Hines and its affiliates. Hines may face conflicts of interest when evaluating tenant opportunities for our properties and other properties owned and/or managed by Hines and its affiliates and these conflicts of interest may have a negative impact on our ability to attract and retain tenants.

Employees of the Advisor and Hines will face conflicts of interest relating to time management and allocation of resources and investment opportunities.

We do not have employees. Pursuant to a contract with Hines, we rely on employees of Hines and its affiliates to manage and operate our business and they are contractually bound to devote the time and attention reasonably necessary to conduct our business in an appropriate manner. Our officers and the officers and employees of our Advisor, Hines and its affiliates hold similar positions in numerous entities and they may from time to time allocate more of their time to service the needs of such entities than they allocate to servicing our needs. Hines is not restricted from acquiring, developing, operating, managing, leasing or selling real estate through entities other than us and Hines will continue to be actively involved in real estate operations and activities other than our operations and activities. Hines currently controls and/or operates other entities that own properties in many of the markets in which we will seek to invest. Hines spends a material amount of time managing these properties and other assets unrelated to our business. We lack the ability to manage it without the time and attention of Hines' employees.

Hines and its affiliates are general partners and sponsors of other investment vehicles having investment objectives and legal and financial obligations similar to ours. Because Hines and its affiliates have interests in other investment vehicles and also engage in other business activities, they may have conflicts of interest in allocating their time and resources among our business and these other activities. Our officers and directors, as well as those of our Advisor, own equity interests in entities affiliated with Hines from which we may buy properties. These individuals may make substantial profits in connection with such transactions, which could result in conflicts of interest. Likewise, such individuals could make substantial profits as the result of investment opportunities allocated to entities affiliated with Hines other than us. As a result of these interests, they could pursue transactions that may not be in our best interest.

Hines may face conflicts of interest if it sells properties it acquires or develops to us.

We may in the future acquire properties from Hines and affiliates of Hines. We may acquire properties Hines currently owns or hereafter acquires from third parties. Hines may also develop properties and then sell the completed properties to us. Similarly, we may provide development loans to Hines in connection with these developments. Hines, its affiliates and its employees (including our officers and directors) may make substantial profits in connection with such transactions. We must follow certain procedures when purchasing assets from Hines and its affiliates. Hines may owe fiduciary and/or other duties to the selling entity in these transactions and conflicts of interest between us and the selling entities could exist in such transactions. Because we are relying on Hines, these conflicts could result in transactions based on terms that are less favorable to us than we would receive from a third party.

Hines may face a conflict of interest when determining whether we should dispose of any property we own that is managed by Hines because Hines may lose fees associated with the management of the property.

We expect that Hines will manage many of the properties we acquire directly as well as many of the properties in which we acquire an indirect interest should we invest in other Hines affiliated entities. Because Hines receives significant fees for managing these properties, it may face a conflict of interest when determining whether we should sell properties under circumstances where Hines would no longer manage the property after the transaction. As a result of this conflict of interest, we may not dispose of properties when it would be in our best interests to do so.

Hines may face conflicts of interest in connection with the management of our day-to-day operations and in the enforcement of agreements between Hines and its affiliates.

Hines and the Advisor manage our day-to-day operations and properties pursuant to an advisory agreement. This agreement was not negotiated at arm's length and certain fees payable by us under such agreement are paid regardless of our performance.

Hines and its affiliates may encounter conflicts of interest with respect to position as to matters relating to this agreement. Areas of potential conflict include the computation of fees and reimbursements under such agreements, the enforcement, renewal and/or termination of the agreements and the priority of payments to third parties as opposed to amounts paid to affiliates of Hines. These fees may be higher than fees charged by third parties in an arm's-length transaction as a result of these conflicts.

Certain of our officers and directors face conflicts of interest relating to the positions they hold with other entities.

All of our officers and non-independent directors are also officers and directors of the Advisor and/or other entities controlled by Hines. Some of these entities may compete with us for investment and leasing opportunities. These personnel owe fiduciary duties to these other entities and their security holders and these duties may from time to time conflict with the fiduciary duties such individuals owe to us and our stockholders. For example, conflicts of interest adversely affecting our investment decisions could arise in decisions or activities related to:

- the allocation of new investments among us and other entities operated by Hines;
- the allocation of time and resources among us and other entities operated by Hines;
- the timing and terms of the investment in or sale of an asset;
- investments with Hines and affiliates of Hines;
- the compensation paid to our Advisor; and
- our relationship with Hines in the management of our properties.

These conflicts of interest may also be impacted by the fact that such individuals may have compensation structures tied to the performance of such other entities controlled by Hines and these compensation structures may potentially provide for greater remuneration in the event an investment opportunity is presented to a Hines affiliate rather than us.

Our officers and directors have limited liability.

Generally, we are obligated under our articles to indemnify our officers and directors against certain liabilities incurred in connection with their services. We have entered into indemnification agreements with each of our officers and directors. Pursuant to these indemnification agreements, we have generally agreed to indemnify our officers and directors for any such liabilities that they incur. These indemnification agreements, as well as the indemnification provisions in our articles, could limit our ability and the ability of our stockholders to effectively take action against our officers and directors arising from their service to us. In addition, there could be a potential reduction in distributions resulting from our payment of premiums associated with insurance or payments of a defense, settlement or claim.

Our Umbrella Partnership Real Estate Investment Trust, or UPREIT, structure may result in potential conflicts of interest.

Persons holding OP Units have the right to vote on certain amendments to the Agreement of Limited Partnership of the Operating Partnership, as well as on certain other matters. Persons holding such voting rights may exercise them in a manner that conflicts with the interests of our stockholders. As general partner of the Operating Partnership, we will be obligated to act in a manner that is in the best interest of all partners of the Operating Partnership. Circumstances may arise in the future when the interests of limited partners in the Operating Partnership may conflict with the interests of our stockholders.

Risks Related to Taxes

If we fail to qualify as a REIT, our operations and our ability to pay distributions to our stockholders would be adversely impacted.

We believe we qualify as a REIT under the Code. A REIT generally is not taxed at the corporate level on income it currently distributes to its stockholders. Qualification as a REIT involves the application of highly technical and complex rules for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to continue to qualify as a REIT. In addition, new legislation, regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.

If we were to fail to qualify as a REIT in any taxable year:

- we would not be allowed to deduct our distributions to our stockholders when computing our taxable income;
- we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates;
- we would be disqualified from being taxed as a REIT for the four taxable years following the year during which qualification was lost, unless entitled to relief under certain statutory provisions;
- our cash available for distribution would be reduced and we would have less cash to distribute to our stockholders; and
- we might be required to borrow additional funds or sell some of our assets in order to pay corporate tax obligations we may incur as a result of our disqualification.

We may be required to defer repatriation of cash from foreign jurisdictions in order to qualify as a REIT.

Investments in foreign real property may be subject to foreign currency gains and losses. Certain, foreign currency gains will generally be excluded from income for purposes of determining our satisfaction of one or both of the REIT gross revenue tests; however, under certain circumstances (for example, if we regularly trade in foreign securities) such gains will be treated as non-qualifying income. To reduce the risk of foreign currency gains adversely affecting our REIT qualification, we may be required to defer the repatriation of cash from foreign jurisdictions or to employ other structures that could affect the timing, character or amount of income we receive from our foreign investments. No assurance can be given that we will be able to manage our foreign currency gains in a manner that enables us to qualify as a REIT or to avoid U.S. federal and other taxes on our income as a result of foreign currency gains.

If the Operating Partnership is classified as a "publicly traded partnership" under the Code, our operations and our ability to pay distributions to our stockholders could be adversely affected.

We believe that the Operating Partnership will be treated as a partnership, and not as an association or a publicly traded partnership for federal income tax purposes. In this regard, the Code generally classifies "publicly traded partnerships" (as defined in Section 7704 of the Code) as associations taxable as corporations (rather than as partnerships), unless substantially all of their taxable income consists of specified types of passive income. In order to minimize the risk that the Code would classify the Operating Partnership as a "publicly traded partnership" for tax purposes, we placed certain restrictions on the transfer and/or repurchase of partnership units in the Operating Partnership. However, if the Internal Revenue Service successfully determined that the Operating Partnership should be taxed as a corporation, the Operating Partnership would be required to pay U.S. federal income tax at corporate rates on its net income, its partners would be treated as stockholders of the Operating Partnership and distributions to partners would constitute non-deductable distributions in computing the Operating Partnership's taxable income. In addition, we could fail to qualify as a REIT and the imposition of a corporate tax on the Operating Partnership would reduce our amount of cash available for distribution to our stockholders.

Distributions to tax-exempt investors may be classified as unrelated business taxable income.

Neither ordinary nor capital gain distributions with respect to our common shares nor gain from the sale of common shares should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

- part of the income and gain recognized by certain qualified employee pension trusts with respect to our common shares may be treated as unrelated business taxable income if our stock is predominately held by qualified employee pension trusts, we are required to rely on a special look through rule for purposes of meeting one of the REIT stock ownership tests, and we are not operated in such a manner as to otherwise avoid treatment of such income or gain as unrelated business taxable income;

- part of the income and gain recognized by a tax exempt investor with respect to our common shares would constitute unrelated business taxable income if such investor incurs debt in order to acquire the common shares; and

- part or all of the income or gain recognized with respect to our common shares by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from federal income taxation under Sections 501(c)(7), (9), (17), or (20) of the Code may be treated as unrelated business taxable income.

Stockholders who participate in our distribution reinvestment plan may realize taxable income without receiving cash distributions.

If our stockholders participate in the distribution reinvestment plan, they will be required to take into account, in computing their taxable income, ordinary and capital gain distributions allocable to shares they own, even though they receive no cash because such distributions are reinvested. In addition, the difference between the public offering price of our shares and the amount paid for shares purchased pursuant to our distribution reinvestment plan may be deemed to be taxable as income to participants in the plan.

Foreign investors may be subject to FIRPTA tax on sale of common shares if we are unable to qualify as a "domestically controlled" REIT.

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to a tax, known as FIRPTA tax, on the gain recognized on the disposition. Such FIRPTA tax does not apply, however, to the disposition of stock in a REIT if the REIT is "domestically controlled." A REIT is "domestically controlled" if less than 50% of the REIT's capital stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence.

We cannot assure our stockholders that we will qualify as a "domestically controlled" REIT. If we were to fail to so qualify, gain realized by foreign investors on a sale of our common shares would be subject to FIRPTA tax (unless our common shares were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 5% of the value of our outstanding common shares). Our common shares are not currently traded on an established securities market.

In certain circumstances, we may be subject to federal and state income taxes as a REIT or other state or local income taxes, which would reduce our cash available to pay distributions to our stockholders.

Even if we qualify and maintain our status as a REIT, we may be subject to federal income taxes or state taxes. For example, if we have net income from a "prohibited transaction," such income will be subject to a 100% tax. We may not be able to make sufficient distributions to avoid paying federal income tax and/or the 4% excise tax that generally applies to income retained by a REIT. We may also decide to retain income we earn from the sale or other disposition of our property and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. We may also be subject to state and local taxes on our income or property, either directly or at the level of the Operating Partnership or at the level of the other companies through which we indirectly own our assets.

We have entered, and may continue to enter into certain hedging transactions which may have a potential impact on our REIT status.

We have entered into hedging transactions with respect to one or more of our assets or liabilities and may continue to enter into similar transactions in the future. Our hedging activities may include entering into interest rate and/or foreign currency swaps, caps, and floors, options to purchase these items, and futures and forward contracts. The gross income tests generally exclude any income or gain from a hedging or similar transaction entered into by the REIT primarily to manage the risk of interest rate, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets or to manage the risk of currency fluctuations with respect to an item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain), provided we properly identify such hedges and other transactions in the manner required by the Code. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, or hedge other types of indebtedness, the income from those transactions is likely to be treated as non-qualifying income for purposes of the gross income tests and may affect our ability to qualify as a REIT.

Entities through which we hold foreign real estate investments are, in most cases, subject to foreign taxes, notwithstanding our status as a REIT.

Even if we maintain our status as a REIT, entities through which we hold investments in assets located outside the United States will, in most cases, be subject to income taxation by jurisdictions in which such assets are located. Our cash available for distribution to our stockholders will be reduced by any such foreign income taxes.

Recently enacted tax legislation may make REIT investments comparatively less attractive than investments in other corporate entities.

Under current law, qualifying corporate distributions received by individuals prior to 2013 are subject to tax at a maximum rate of 15%. This special tax rate is generally not applicable to distributions paid by a REIT, unless such distributions represent earnings on which the REIT itself has been taxed. As a result, distributions (other than capital gain distributions) paid by us to individual investors will generally be subject to the federal income tax rates that are otherwise applicable to ordinary income. This law change may make an investment in our common shares comparatively less attractive relative to an investment in the shares of other corporate entities which pay distributions that are not formed as REITs.

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status.

We have and may continue to purchase real properties and lease them back to the sellers of such properties. We use commercially reasonable efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a "true lease," thereby allowing us to be treated as the owner of the property for federal income tax purposes, but cannot assure our stockholders that the Internal Revenue Service will not challenge such characterization. In the event that any such sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. We might fail to satisfy the REIT qualification "asset tests" or the "income tests" and, consequently, lose our REIT status effective with the year of recharacterization if a sale-leaseback transaction were so recharacterized. Alternatively, the amount of our REIT taxable income could be recalculated which might also cause us to fail to meet the distribution requirement for a taxable year.

Investments in other REITs and real estate partnerships could subject us to the tax risks associated with the tax status of such entities.

We may invest in the securities of other REITs and real estate partnerships. Such investments are subject to the risk that any such REIT or partnership may fail to satisfy the requirements to qualify as a REIT or a partnership, as the case may be, in any given taxable year. In the case of a REIT, such failure would subject such entity to taxation as a corporation. Failure to qualify as a REIT may require such REIT to incur indebtedness to pay its tax liabilities, may reduce its ability to make distributions to us, and may render it ineligible to elect REIT status prior to the fifth taxable year following the year in which it fails to so qualify. In the case of a partnership, such failure could subject such partnership to an entity level tax and reduce the entity's ability to make distributions to us. In addition, such failures could, depending on the circumstances, jeopardize our ability to qualify as a REIT.

Complying with the REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of shares of our common stock. We may be required to forego otherwise attractive investments or make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Complying with the REIT requirements may force us to liquidate otherwise attractive investments.

We must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets in order to ensure our qualification as a REIT. The remainder of our investments (other than governmental securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total securities can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments.

The failure of a mezzanine loan or any other loan which is not secured by a mortgage on real property to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

The Internal Revenue Service has issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan that is secured by interests in a pass-through entity will be treated by the Internal Revenue Service as a real estate asset for purposes of the REIT tests, and interest derived from such loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We may make investments in loans secured by interests in pass-through entities in a manner that complies with the various requirements applicable to our qualification as a REIT. To the extent, however, that any such loans do not satisfy all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, there can be no assurance that the Internal Revenue Service will not challenge the tax treatment of such loans, which could jeopardize our ability to qualify as a REIT. Similarly any other loan which we make which is not secured by a mortgage on real property may fail to qualify as a real estate asset for purposes of the Federal Income tax REIT qualification tests and therefore could adversely affect our ability to qualify as a REIT.

Legislative or regulatory action could adversely affect us and/or our investors.

In recent years, numerous legislative, judicial and administrative changes have been made to the U.S. federal income tax laws applicable to the qualification and taxation of REITs and to investments in REITs and similar entities. Additional changes to tax laws are likely to continue to occur in the future and may be given retroactive or prospective effect, and we cannot assure our stockholders that any such changes will not adversely affect how we are taxed or the taxation of a stockholder. Any such changes could have an adverse effect on us and on an investment in shares of our common stock. We urge our stockholders to consult with their own tax advisors with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock.

Risks Related to ERISA

If our assets are deemed to be ERISA plan assets, the Advisor and we may be exposed to liabilities under Title I of ERISA and the Internal Revenue Code.

In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entire entity are deemed to be ERISA plan assets unless an exception applies. This is known as the "look-through rule." Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA and Section 4975 of the Code, as applicable, may be applicable, and there may be liability under these and other provisions of ERISA and the Code. If the Advisor or we are exposed to liability under ERISA or the Code, our performance and results of operations could be adversely affected. Prior to making an investment in us, potential investors should consult with their legal and other advisors concerning the impact of ERISA and the Code on such investors' investment and our performance.

There are special considerations that apply to pension or profit sharing trusts or IRAs investing in our common stock.

If a stockholder is investing the assets of an IRA, pension, profit sharing, 401(k), Keogh or other qualified retirement plan, they should satisfy themselves that:

- Their investment is consistent with their fiduciary obligations under ERISA and the Code;
- Their investment is made in accordance with the documents and instruments governing their plan or IRA, including their plan's investment policy;
- Their investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA;
- Their investment will not impair the liquidity of the plan or IRA;
- Their investment will not produce "unrelated business taxable income" for the plan or IRA;
- They will be able to value the assets of the plan annually in accordance with ERISA requirements; and
- Their investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Investment Risks

We have a limited prior operating history, and the prior performance of other Hines affiliated entities may not be a good measure of our future results; therefore there is a higher risk that we will not be able to achieve our investment objectives compared to a real estate investment trust with a significant operating history.

We have a limited prior operating history. As a result, an investment in shares of our common stock may entail more risk than the shares of common stock of a real estate investment trust with a significant operating history and we may not be able to achieve our investment objectives. In addition, our stockholders should not rely on the past performance of investments by other investment vehicles sponsored by Hines to predict our future results. Our investment strategy and key employees may differ from the investment strategies and key employees of our affiliates in the past, present and future.

There is no public market for our common shares; therefore, it will be difficult for our stockholders to sell their shares and, if they are able to sell their shares, they will likely sell them at a substantial discount.

There is no public market for our common shares, and we do not expect one to develop. Additionally, our articles contain restrictions on the ownership and transfer of our shares, and these restrictions may limit the ability of our stockholders to sell their shares. If they are able to sell their shares, they may only be able to sell them at a substantial discount from the price they paid. This may be the result, in part, of the fact that the amount of funds available for investment are reduced by funds used to pay certain up-front fees and expenses, including organization and offering costs, such as issuer costs, selling commissions, and the dealer manager fee and acquisition fees and expenses in connection with our public offerings. Unless our aggregate investments increase in value to compensate for these up-front fees and expenses, which may not occur, it is unlikely that our stockholders will be able to sell their shares, without incurring a substantial loss. Stockholders may also experience substantial losses if we dispose of our assets or in connection with a liquidation event. We cannot assure stockholders that their shares will ever appreciate in value to equal the price they paid for their shares. Thus, prospective stockholders should consider our common shares as illiquid and a long-term investment, and they must be prepared to hold their shares for an indefinite length of time.

The Offering is a "blind-pool" offering and our stockholders do not have the opportunity to evaluate our future investments prior to purchasing shares of our common stock.

As of December 31, 2011, we owned interests in twelve properties. Our stockholders will not be able to evaluate the economic merits, transaction terms or other financial or operational data concerning our future investments prior to purchasing shares of our common stock. In addition, our investment policies and strategies are very broad and permit us to invest in all types of properties and other real estate investments. Our stockholders must rely on the Advisor and our board of directors to implement our investment policies, to evaluate our investment opportunities and to structure the terms of our investments. Because our stockholders cannot evaluate our future investments in advance of purchasing shares of our common stock, an investment in a "blind-pool offering such as Hines Global may entail more risk than other types of offerings. This additional risk may hinder our stockholders' ability to achieve their personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives.

The Offering is being conducted on a "best efforts" basis, and the risk that we will not be able to accomplish our business objectives, and that the poor performance of a single investment will materially adversely affect our overall investment performance, will increase if only a small number of shares are purchased in the Offering.

Our common shares are being offered on a "best efforts" basis and no individual, firm or corporation has agreed to purchase any of our common shares in the Offering. If we are unable to sell all of the shares being offered in the Offering, we will likely make fewer investments, resulting in less diversification in terms of the numbers and types of investments we own and the geographic areas in which our investments or the properties underlying our investments are located which would make it more difficult for us to accomplish our business objectives. In addition, the fewer investments we make, the greater the likelihood that any single investment's poor performance would materially adversely affect our overall investment performance.

In our initial quarters of operations, our distributions were paid using cash flows from financing activities, including proceeds from our initial public offering and proceeds from debt financings and some or all of the distributions we pay in the future may be paid from similar sources or sources such as cash advances by the Advisor or cash resulting from a waiver or deferral of fees. The use of sources other than our cash flow from operations to fund distributions could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for operations and new investments and/or potentially impact the value or result in dilution of our stockholders' investment.

In our initial quarters of operations, and from time to time thereafter, our cash flows from operations may be insufficient to fund distributions to stockholders. Our organizational documents permit us to make distributions from any source when we do not have sufficient cash flow from operations to fund such distributions. We may choose to use advances, deferrals or waivers of fees, if available, from the Advisor or affiliates, borrowings and/or proceeds of the Offering or other sources to fund distributions to our stockholders. However, the Advisor and affiliates are under no obligation to advance funds to us or to defer or waive fees in order to support our distributions. For example, we funded all cash distribution payments for 2010 with cash flows from financing activities, which include proceeds from the Offering and, with respect to the third quarter of 2010, equity capital contributions from Moorfield and proceeds from debt financings. When we use cash flows from financing activities, including Offering proceeds and borrowings to fund distributions, or if we use deferrals or waivers of fees from the Advisor or affiliates to fund distributions, then we will have less funds available for operations and acquiring properties and other investments, which could adversely impact our ability to pay distributions in future periods, and our stockholders overall return may be reduced. In addition, the Advisor or its affiliates could choose to receive shares of our common stock or interests in the Operating Partnership in lieu of cash or deferred fees or the repayment of advances to which they are entitled, and the issuance of such securities may dilute our stockholders' interest in Hines Global. Furthermore, to the extent distributions exceed cash flow from operations, a stockholder's basis in our stock will be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder may recognize capital gain.

We have reduced our distribution rate and cannot guarantee that distributions will continue to be paid at the current rate or at all.

In 2011, as a result of market conditions and our goal of increasing our distribution coverage, our board of directors declared distributions for the first quarter of 2012 at an annualized distribution rate of 6.5%, based on a $10.00 share price and assuming that rate is maintained every day for a twelve-month period. This rate represents a reduction from the annualized distribution rate of 7.0%, based on a $10.00 share price, which had been declared by our board of directors in each prior quarter since October of 2009. There can be no assurance that the current distribution rate will be maintained.

If we pay distributions from sources other than our cash flow from operations, we will have less funds available for the acquisition of properties, and our stockholders' overall return may be reduced.

Our organizational documents permit us to make distributions from any source and we may choose to continue to pay distributions when we do not have sufficient cash flow from operations to fund such distributions. If we fund distributions from borrowings or the net proceeds from the Offering, as we did in our initial quarters of operating, we will have less funds available for acquiring properties and other investments, and our stockholders overall return may be reduced.

Payments to the holder of the Special OP Units or any other OP Units will reduce cash available for distribution to our stockholders.

An affiliate of Hines has received OP Units in return for its $190,000 contribution to the Operating Partnership. The Advisor or its affiliates may also choose to receive OP Units in lieu of certain fees. The holders of all OP Units will be entitled to receive cash from operations pro rata with the distributions being paid to us and such distributions to the holder of the OP Units will reduce the cash available for distribution to our stockholders. In addition, Hines Global REIT Associates Limited Partnership, the holder of the Special OP Units, will be entitled to cash distributions, under certain circumstances, including from sales of our real estate investments, refinancings and other sources, which may reduce cash available for distribution to our stockholders and may negatively affect the value of our shares of common stock. Furthermore, under certain circumstances the Special OP Units and any other OP Units held by Hines or its affiliates are required to be repurchased, in cash at the holder's election and there may not be sufficient cash to make such a repurchase payment; therefore, we may need to use cash from operations, borrowings, or other sources to make the payment, which will reduce cash available for distribution to our stockholders.

Our stockholders' ability to have their shares redeemed is limited under our share redemption program, and if they are able to have their shares redeemed, it may be at a price that is less than the price they paid for the shares and the then-current market value of the shares.

Our share redemption program contains significant restrictions and limitations. For example, only stockholders who purchase their shares directly from us or who received their shares through a non-cash transaction, not in the secondary market, are eligible to participate, and stockholders must generally hold their shares for a minimum of one year before they can participate in our share redemption program. In addition, our share redemption program generally provides that only funds received from the prior month's distribution reinvestment plan may be used in the subsequent month to redeem shares. Our board of directors may terminate, suspend or amend the share redemption program upon 30 days' written notice without stockholder approval. The redemption price our stockholders may receive upon any such redemption may not be indicative of the price our stockholders would receive if our shares were actively traded or if we were liquidated, and our stockholders should not assume that they will be able to sell all or any portion of their shares back to us pursuant to our share redemption program or to third parties at a price that reflects the then current market value of the shares or at all.

Our stockholders will not have the benefit of an independent due diligence review in connection with the Offering and, if a conflict of interest arises between us and Hines, we may incur additional fees and expenses.

Because the Advisor and Hines Securities, Inc. (formerly known as Hines Real Estate Investments, Inc.), our Dealer Manager, are affiliates of Hines, our stockholders will not have the benefit of an independent due diligence review and investigation of the type normally performed by an unaffiliated, independent underwriter in connection with a securities offering. In addition, Greenberg Traurig, LLP has acted as counsel to us, the Advisor and our Dealer Manager in connection with the Offering and, therefore, investors will not have the benefit of a due diligence review and investigation that might otherwise be performed by independent counsel which increases the risk of their investment. If any situation arises in which our interests are in conflict with those of our Dealer Manager or its affiliates, and we are required to retain additional counsel, we will incur additional fees and expenses.

The fees we pay in connection with the Offering and the agreements entered into with Hines and its affiliates were not determined on an arm's-length basis and therefore may not be on the same terms we could achieve from a third party.

The compensation paid to our Advisor, Dealer Manager, Hines and other affiliates for services they provide us was not determined on an arm's-length basis. All service agreements, contracts or arrangements between or among Hines and its affiliates, including the Advisor and us, were not negotiated at arm's-length. Such agreements include our Advisory Agreement, our Dealer Manager Agreement, and any property management and leasing agreements. A third party unaffiliated with Hines may be willing and able to provide certain services to us at a lower price.

We will pay substantial compensation to Hines, the Advisor and their affiliates, which may be increased during the Offering or future offerings by our independent directors.

Subject to limitations in our articles, the fees, compensation, income, expense reimbursements, interests and other payments payable to Hines, the Advisor and their affiliates may increase during the Offering or in the future if such increase is approved by a majority of our independent directors.

We will pay the Advisor a fee on any debt financing made available to us, whether or not we utilize all or any portion of such debt financing; therefore the Advisor will have a conflict of interest in recommending whether, and in what amount, we should obtain debt financing.

We will pay the Advisor a debt financing fee equal to 1.0% of the amount obtained under any property loan or made available under any other debt financing obtained by us. We will pay the debt financing fee on the aggregate amount available to us under any such debt financing, irrespective of whether any amounts are drawn down. Because of this, the Advisor will have a conflict in recommending when to obtain debt financing and the amount to be made available thereunder.

We do not, and do not expect to, have research analysts reviewing our performance.

We do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, our stockholders will not have an independent review of our performance and the value of our common stock relative to publicly traded companies.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. *Properties*

We make real estate investments directly through entities wholly-owned by the Operating Partnership, or indirectly through other entities. The following tables provide additional information regarding the 12 properties in which we owned interests as of December 31, 2011:

Property(1)	Location	Date Acquired/ Net Purchase Price (in millions)	Estimated Going-in Capitalization Rate(2)	Leasable Square Feet	Percent Leased
Domestic Office Properties					
17600 Gillette	Irvine, California	6/2010; $20.4	13.4%	98,925	100%
Hock Plaza	Durham, North Carolina	9/2010; $97.9	7.2%	327,160	99%
Fifty South Sixth	Minneapolis, Minnesota	11/2010; $185.0	7.4%	698,783	96%
250 Royall	Canton, Massachusetts	9/2011; $57.0	9.1%	185,171	100%
Campus at Marlborough	Marlborough, Massachusetts	10/2011; $103.0	8.0%	532,246	100%
Fisher Plaza	Seattle, Washington	12/2011; $160.0	7.9%	293,727	93%
9320 Excelsior	Hopkins, Minnesota	12/2011; $69.5	6.2%	254,915	100%
Total for Domestic Office Properties				2,390,927	98%
Domestic Industrial Properties					
Southpark	Austin, Texas	10/2010; $31.2	8.5%	372,125	85%
International Office Properties					
Stonecutter Court	London, England	3/2011; $146.8(3)	6.8%	152,808	100%
Gogolevsky 11	Moscow, Russia	8/2011; $96.1	8.9%	85,740	100%
Total for International Office Properties				238,548	100%
International Mixed-Use Properties					
Brindleyplace Project	Birmingham, England	7/2010; $282.5(4)	7.0%	565,482	96%
International Industrial Properties					
FM Logistic	Moscow, Russia	04/2011; $70.8	11.2%	748,578	100%
Total for All Properties				4,315,660	97%(5)

(1) We own a 100% interest in each of the properties through the Operating Partnership with the exception of the Brindleyplace Project. On December 31, 2011, the Company owned a 99.98% interest in the Operating Partnership as its sole general partner. Affiliates of Hines owned the remaining 0.02% interest in the Operating Partnership. We own a 60% interest in the Brindleyplace Project through our investment in the Brindleyplace JV.

(2) The estimated going-in capitalization rate is determined as of the date of acquisition by dividing the projected property revenues in excess of expenses for the first fiscal year following the date of acquisition by the net purchase price (excluding closing costs and taxes). Property revenues in excess of expenses includes all projected operating revenues (rental income, tenant reimbursements, parking and any other property-related income) less all projected operating expenses (property operating and maintenance expenses, property taxes, insurance and property management fees). The projected property revenues in excess of expenses includes assumptions which may not be indicative of the actual future performance of the property, and the actual economic performance of each property for our period of ownership may differ materially from the amounts used in calculating the estimated going-in capitalization rate. These include assumptions, with respect to each property, that in-place tenants will continue to perform under their lease agreements during the 12 months following our acquisition of the property. In addition, with respect to the Brindleyplace Project, Hock Plaza, Southpark, Fifty South Sixth, and Fisher Plaza these include assumptions concerning estimates of timing and rental rates related to re-leasing vacant space. They also concern assumptions, with respect to the Brindleyplace Project, that leases subject to rent reviews during the 12 months following our acquisition of the property will be adjusted to market rates.

(3) This amount was translated from British pounds, which we refer to as GBP, to U.S. dollars at a rate of $1.61 per GBP, based on the transaction date.

(4) This amount was translated from GBP to U.S. dollars at a rate of $1.52 per GBP, based on the transaction date.

(5) This amount represents the percentage leased assuming we own a 100% interest in each of these properties. The percentage leased based on our effective ownership interest in each property is 97%.

Other Real Estate Investments

In addition, we have the following other real estate investments as of December 31, 2011:

- One Waterwall JV — 93% interest in a joint venture that was formed to invest in a multi-family development project in Houston, Texas. An affiliate of Hines owns the remaining 7% interest in this joint venture. The joint venture acquired the land in December 2011. Construction is expected to begin in June 2012 and be completed by March 2014, although there can be no assurances as to when construction will be completed.

- Ashford at Brookhaven Development — $3.25 million loan commitment to a multi-family development project in Atlanta, Georgia, which is being developed by an affiliate of Hines. We are providing pre-construction financing to the project and has a $1.9 million loan receivable outstanding as of December 31, 2011. The project acquired the land in November 2011. Construction is expected to begin in July 2012 and be completed by December 2013, although there can be no assurances as to when construction will be completed.

- Flagship Capital JV — 97% interest in a joint venture with Flagship Capital GP, which was formed to provide approximately $39.0 million of financing for real estate projects. The joint venture has a $2.9 million loan receivable outstanding as of December 31, 2011. Flagship Capital GP owns the remaining 3% interest in the joint venture.

Lease Expirations

The following table lists our pro-rata share of the scheduled lease expirations for each of the years ending December 31, 2012 through December 31, 2021 and thereafter for all of the properties in which we owned an interest as of December 31, 2011. The table also shows the approximate leasable square feet represented by the applicable lease expirations:

Year	Number of Leases	Leasable Area: Approximate Square Feet	Leasable Area: Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases	Percent of Total Annual Base Rental Income
Vacant	—	119,083	2.9%	$ —	—
2012	9	128,907	3.2%	$ 5,429,285	5.5%
2013	17	288,639	7.1%	$ 6,711,869	6.8%
2014	21	134,185	3.3%	$ 4,719,561	4.8%
2015	15	116,663	2.9%	$ 8,969,473	9.1%
2016	15	1,391,684	33.9%	$ 20,956,061	21.2%
2017	3	83,570	2.0%	$ 606,868	0.6%
2018	11	339,217	8.3%	$ 6,921,151	7.0%
2019	6	815,859	20.0%	$ 28,831,775	29.1%
2020	8	18,769	0.5%	$ 504,945	0.5%
2021	1	5,863	0.1%	$ 26,280	—
Thereafter	15	647,025	15.8%	$ 15,399,589	15.4%

Market Concentration

The following table provides a summary of the market concentration of our portfolio based on our pro-rata share of the market value of each of the properties in which we owned interests as of December 31, 2011. The estimated value of each property is based on the net purchase price since all assets were recently acquired:

Market	Market Concentration
Minneapolis, Minnesota	21%
Birmingham, England	14%
Moscow, Russia	14%
Boston, Massachusetts	13%
Seattle, Washington	13%
London, England	12%
Durham, North Carolina	8%
Austin, Texas	3%
Irvine, California	2%

Industry Concentration

The following table provides a summary of the industry concentration of the tenants of the properties in which we owned interests based on our pro-rata share of their leased square footage as of December 31, 2011:

Industry	Industry Concentration
Transportation and Warehousing	20%
Information	13%
Finance and Insurance	12%
Legal	11%
Health Care	9%
Accounting	8%
Agriculture	6%
Educational Services	6%
Manufacturing	5%
Other Professional Services	3%
Other	1%
Real Estate	1%
Hospitality	1%
Administrative and Support Services	1%
Retail	1%
Wholesale Trade	1%
Arts, Entertainment, and Recreation	1%

Our Significant Investments

Set forth below is certain additional information about our significant properties.

The Brindleyplace Project

In July 2010, we acquired five office buildings including ground-floor retail, restaurant and theatre space, and a 903-space multi-story parking garage, located in Birmingham, England, which we refer to as the Brindleyplace Project. Each of the properties was constructed from 1997-2000. British Telecom, a telecommunication firm, leased 133,084 square feet or approximately 24% of the rentable area of the Brindleyplace Project, under a lease that expired in January 2012 and was not renewed. The annual base rent under the lease was approximately £3.1 million ($4.7 million assuming a rate of $1.52 per GBP based on the transaction date). The Royal Bank of Scotland PLC, a global banking and financial services company, which we refer to herein as RBS, leases

93,713 square feet or approximately 17% of the rentable area of the Brindleyplace Project, under a lease that expires in December 2028. The annual base rent under the lease is currently approximately £2.6 million ($3.9 million assuming a rate of $1.52 per GBP based on the transaction date), but is subject to rent reviews every five years (rent reviews are negotiations between the tenant and landlord to bring the annual base rent under a lease to a market rental rate). Rent reviews cannot result in decreased annual rent. In addition, the lease has a termination option, which permits RBS to terminate the lease in June 2022 with twelve months notice. Deloitte LLP, a company that provides auditing, consulting, financial advisory, risk management and tax services, leases 58,094 square feet or approximately 10% of the rentable area of the Brindleyplace Project, under a lease that expires in February 2016. The annual base rent under the lease is currently approximately £1.5 million ($2.2 million assuming a rate of $1.52 per GBP based on the transaction date), but is subject to rent reviews every 5 years. The remaining space is leased to 29 tenants, none of which individually leases more than 10% of the rentable area of the Brindleyplace Project.

The Brindleyplace Project is owned by a consolidated joint venture, which we refer to herein as the Brindleyplace JV, which is owned 60% and 40%, respectively, by the Operating Partnership and MREF II MH SARL, a subsidiary of Moorfield Real Estate Fund II GP Ltd., which we refer to herein as Moorfield.

The Brindleyplace Project receives property management services from GVA Grimley Limited which is not affiliated with us, our sponsor or our affiliates.

In accordance with the terms of the secured mortgage facility agreement with Eurohypo AG, the Brindleyplace JV was required to escrow a reserve in the amount of £3.5 million ($5.4 million assuming a rate of $1.55 per GBP as of December 31, 2011) for the refurbishment of one of the buildings of the Brindleyplace Project. The refurbishment commenced in early 2012 and the reserve will be released in reimbursement of qualified costs related to the refurbishment. The reserve was fully funded by January 2012.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot for the Brindleyplace Project during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Sq. Ft.(1) GBP	USD
2007	98.7%	£ 24.12	$ 48.28
2008	97.4%	£ 25.86	$ 47.97
2009	97.4%	£ 25.31	$ 39.63
2010	97.4%	£ 30.86	$ 47.72
2011	97.3%	£ 19.86	$ 31.86

(1) Average effective annual gross rent per leased square foot for each year is calculated by dividing such year's accrual-basis total rent revenue (excluding operating expense recoveries) by the weighted average square footage under lease during such year. All GBP amounts were translated to USD using the corresponding yearly average exchange rate. For our period of ownership, these amounts are net of tenant allowances such as free rent. For periods prior to our ownership, we do not have the records available to us to be able to quantify the impact of tenant concessions, if any. To the extent there were concessions which were not considered in the amounts provided to us, the average effective annual gross rent per leased square foot amounts could be lower than those amounts disclosed above.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for each of the years ending December 31, 2012 through December 31, 2021 and thereafter for the Brindleyplace Project as of December 31, 2010.

Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases(1)	Percent of Total Annual Base Rental Income
Vacant	—	20,489	3.6%	$ —	—
2012	1	133,084	23.6%	$ 6,616,942	29.5%
2013	2	28,947	5.1%	$ 2,160,276	9.6%
2014	7	62,807	11.1%	$ 2,079,714	9.2%
2015	2	11,390	2.0%	$ 615,904	2.7%
2016	1	58,094	10.3%	$ 2,523,696	11.2%
2017	1	5,241	0.9%	$ 256,529	1.1%
2018	3	60,514	10.7%	$ 2,351,476	10.4%
2019	—	—	—	$ —	—
2020	5	12,034	2.1%	$ 14,152	0.1%
2021	1	9,772	1.7%	$ 175,112	0.8%
Thereafter	9	163,110	28.9%	$ 5,723,316	25.4%

(1) Assuming an exchange rate of $1.55 per GBP based on the exchange rate in effect on December 31, 2011.

Fifty South Sixth

Fifty South Sixth, a 29-story office building located in Minneapolis, Minnesota, was constructed in 2001. Two tenants, Dorsey & Whitney LLP and Deloitte LLP, individually lease more than 10% of the rentable area of the building, as described below:

- Dorsey & Whitney LLP, an international law firm, leases 333,265 square feet or approximately 48% of the building's rentable area, under a lease that expires in September 2016. The annual base rent under the lease is currently approximately $6.8 million, but is subject to rent escalations. In addition, the lease provides the tenant with an option to terminate the lease prior to its expiration if the tenant gives notice six months in advance of the termination date and makes a payment equal to unamortized leasing costs.
- Deloitte LLP, an auditing, consulting, financial advisory, risk management and tax services company, leases 142,788 square feet or approximately 20% of the building's rentable area, under a lease that expires in June 2024. The annual base rent under the lease is currently approximately $3.1 million, but is subject to rent escalations. In addition, the lease has a termination option which permits the tenant to terminate the lease if notice is given by December 31, 2019 and the tenant makes a payment equal to six months gross rent plus unamortized leasing costs.

The remaining space is leased to 31 tenants, none of which leases more than 10% of the rentable area of Fifty South Sixth.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for Fifty South Sixth during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Sq. Ft.(1)
2007	93.7%	$ 30.64
2008	77.2%	$ 28.86
2009	93.7%	$ 33.29
2010	93.7%	$ 36.08
2011	95.5%	$ 34.85

(1) Average effective annual gross rent per leased square foot for each year is calculated by dividing such year's accrual-basis total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year. For our period of ownership, these amounts are net of tenant allowances such as free rent. For periods prior to our ownership, we do not have the records available to us to be able to quantify the impact of tenant concessions, if any. To the extent there were concessions which were not considered in the amounts provided to us, the average effective annual gross rent per leased square foot amounts could be lower than those amounts disclosed above.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for the years ending December 31, 2012 through 2021 and thereafter for Fifty South Sixth as of December 31, 2011.

Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases	% of Total Annual Base Rental Income
Vacant	—	27,926	4.0%	$ —	—
2012	—	—	—	$ —	—
2013	9	54,762	7.8%	$ 715,339	5.3%
2014	2	8,668	1.2%	$ 147,761	1.1%
2015	8	34,308	4.9%	$ 552,032	4.1%
2016	8	373,207	53.5%	$ 7,848,957	58.6%
2017	1	9,725	1.4%	$ 45,383	0.3%
2018	4	47,576	6.8%	$ 716,034	5.3%
2019	—	—	—	$ —	—
2020	—	—	—	$ —	—
2021	—	—	—	$ —	—
Thereafter	1	142,611	20.4%	$ 3,402,778	25.3%

Stonecutter Court

On March 11, 2011, a subsidiary of the Operating Partnership acquired all of the share capital of Sofina Properties Limited, which we refer to herein as Sofina, for the sole purpose of acquiring Stonecutter Court, a core office building with two adjacent, ancillary buildings located in London, United Kingdom. The Seller, Shalati Investments Limited, is not affiliated with us or our affiliates.

Stonecutter Court was constructed in 1995. Deloitte LLP, an auditing, consulting, financial advisory, risk management and tax services company, leases approximately 140,000 square feet or 92% of Stonecutter Court's net rentable area, under a lease that expires in April 2019. The annual base rent under the lease is currently £6.2 million ($10.0 million assuming a rate of $1.61 per GBP based on the transaction date), but is subject to a rent review in November 2015. In the United Kingdom, a landlord has the right in accordance with the lease to review the rent at various intervals throughout the lease. The new rental rate is determined through this rent review process and will be the greater of the amount payable (excluding any rental abatements) immediately prior to the review date or the open market rent as agreed by both parties. The remaining space is leased to two tenants, neither of which individually leases more than 10% of the rentable area of the complex.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for Stonecutter Court during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent Sq. Ft.(1)	
		GBP	USD
2007	93.9%	£43.92	$87.92
2008	93.9%	£43.92	$81.48
2009	93.9%	£43.92	$68.78
2010	99.0%	£43.92	$65.72
2011	100%	£50.46	$80.93

(1) Average effective annual gross rent per leased square foot for each year is calculated by dividing such year's accrual basis total rent revenue (excluding operating expense recoveries) by the weighted average square footage under lease during such year. All GBP amounts were translated to USD using the corresponding yearly average exchange rate. For periods prior to our ownership, we do not have the records available to us to be able to quantify the impact of tenant concessions, if any. To the extent there were concessions which were not considered in the amounts provided to us, the average effective annual gross rent per leased square foot amounts could be lower than those amounts disclosed above.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for each of the years ending December 31, 2012 through 2021 and thereafter for Stonecutter Court.

Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases(1)	% of Total Annual Base Rental Income
Vacant	—	—	—	$ —	—
2012	—	—	—	$ —	—
2013	—	—	—	$ —	—
2014	—	—	—	$ —	—
2015	—	—	—	$ —	—
2016	—	—	—	$ —	—
2017	—	—	—	$ —	—
2018	—	—	—	$ —	—
2019	1	139,779	91.5%	$ 9,825,141	96.5%
2020	1	9,306	6.1%	$ 263,462	2.6%
2021	—	—	—	$ —	—
Thereafter	1	3,723	2.4%	$ 89,627	0.9%

(1) Assuming an exchange rate of $1.61 per GBP based on the exchange rate in effect on the transaction date of Stonecutter Court.

Fisher Plaza

On December 15, 2011, a wholly-owned subsidiary of the Operating Partnership acquired Fisher Plaza, a two-building office complex located in Seattle, Washington. The seller, Fisher Media Services Company, a wholly-owned subsidiary of Fisher Communications, Inc., or Fisher, is not affiliated with us or our affiliates. Fisher Plaza has a variety of companies as tenants, including media and communications companies which in total aggregate to 27 tenants. Both Fisher and Internap Network Services Corporation individually lease more than 10% of the rentable area of the complex, as described below:

- In connection with the sale, Fisher, a communications and local media company, entered into a lease of 120,969 square feet or approximately 41% of the buildings' net rentable area, that expires in December 2023.

The annual base rent under the lease is currently $3.4 million and is subject to rent escalations. In addition, the lease provides Fisher with three, five-year renewal options. Fisher also has the right to reduce up to 20% of its leased net rentable area effective on January 1, 2016 and again on January 1, 2021 by delivering prior written notice and making a payment in an amount equal to six months of rent related to the terminated area. In no event can the aggregate reduction exceed 20% of Fisher's leased net rentable area.

- Internap Network Services Corporation, a provider of IT infrastructure services, leases 35,609 square feet or approximately 12% of the buildings' net rentable area, under a lease that expires in February 2019. The annual base rent under the lease, excluding common area maintenance charges, is currently $3.5 million and is subject to annual rent escalations. In addition, the lease provides the tenant with an option to extend the lease for five years.

The remaining space is leased to 25 tenants, none of which leases more than 10% of the rentable area of Fisher Plaza.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for Fisher Plaza during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Sq. Ft.(1)
2007	94.5%	$ 40.80
2008	97.3%	$ 45.94
2009	96.5%	$ 48.47
2010	95.3%	$ 51.47
2011	95.7%	$ 53.30

(1) Average effective annual gross rent per leased square foot for each year is calculated by dividing such year's accrual-basis total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year. For periods prior to our ownership, we do not have the records available to us to be able to quantify the impact of tenant concessions, if any. To the extent there were concessions which were not considered in the amounts provided to us, the average effective annual gross rent per leased square foot amounts could be lower than those amounts disclosed above.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for each of the years ending December 31, 2012 through 2021 for Fisher Plaza. The table below includes the Fisher lease which was executed upon closing.

Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases	% of Total Annual Base Rental Income
Vacant	—	20,154	6.9%	$ —	—
2012	6	20,955	7.1%	$ 1,013,262	11.2%
2013	2	15,299	5.2%	$ 374,326	4.1%
2014	6	34,544	11.8%	$ 1,300,037	14.4%
2015	2	453	0.2%	$ 126,402	1.4%
2016	2	9,745	3.3%	$ 249,779	2.8%
2017	—	—	—	$ —	—
2018	2	475	0.2%	$ 138,600	1.5%
2019	2	41,950	14.3%	$ 1,571,100	17.4%
2020	2	2,243	0.8%	$ 232,992	2.6%
2021	—*	—*	—*	$ 26,280*	0.3%*
Thereafter	3	147,909	50.2%	$ 4,020,944	44.3%

* These leases relate to tenants that lease communication equipment such as cages, cabinets and racks.

Probable Acquisitions

Poland Logistics Portfolio

On December 22, 2011, wholly-owned subsidiaries of the Operating Partnership entered into a series of five related contracts with affiliates of ProLogis European Holdings (listed below) to acquire the following five separate logistics facilities in Poland: ProLogis Park Warsaw I, located in Warsaw, Poland; ProLogis Park Warsaw III, located in Warsaw, Poland; ProLogis Park Bedzin I, located in Upper Silesia, Poland; ProLogis Park Sosnowiec, located in Upper Silesia, Poland; and ProLogis Park Wroclaw II, located in Wroclaw, Poland. We refer to these five properties collectively as the "Poland Logistics Portfolio."

The sellers of the Poland Logistics Portfolio are: ProLogis Poland XCI s.a.r.l., ProLogis Poland XXXIX sp. z o.o., ProLogis Poland XCII sp. z o.o., ProLogis Poland XXI sp. z o.o., and ProLogis Poland XXIX sp. z o.o. None of the sellers are affiliated with us or our affiliates.

Each of the Poland Logistics Portfolio properties was constructed between 1995 and 2009. The Poland Logistics Portfolio consists of 2,270,056 square feet of rentable area that is 93.4% leased. Fagor Mastercook, Carrefour, and ABC Data individually lease more than 10% of the Poland Logistics Portfolio (as described below). The remaining space is leased to 23 tenants, none of which individually lease more than 10% of the rentable area of the Poland Logistics Portfolio.

- Fagor Mastercook, a manufacturer of components for household appliances and other goods, leases approximately 497,045 square feet, or approximately 22% of the Poland Logistics Portfolio net rentable area, under a lease that expires in October 2019. The annual base rent under the lease is currently €1.7 million ($2.3 million using a rate of $1.3091 per Euro as of the contract date). The lease provides the tenant with two, five-year renewals unless either party informs the other with their intent not to extend nine months before the lease expiration.

- Carrefour, a food retailer, leases approximately 492,750 square feet, or approximately 22% of the Poland Logistics Portfolio's net rentable area, under a lease that expires in October 2018. The annual base rent under the lease is currently €2.2 million ($2.9 million using a rate of $1.3091 per Euro as of the contract date). The lease provides the tenant with a termination option in March 2015 provided that written notice is given 12 months in advance of the termination date.

- ABC Data, a distributor of software and hardware products, leases approximately 389,869 square feet, or approximately 17% of the Poland Logistics Portfolio's net rentable area under two leases that expire in July 2017 (covering 259,830 square feet of space) and October 2014 (covering 130,039 square feet of space). The combined annual base rent under both leases is currently €1.8 million ($2.4 million using a rate of $1.3091 per Euro as of the contract date). The lease (covering 130,039 square feet of space) provides the tenant with a termination option in April 2013 by providing written notice and a termination fee of €201,576 ($263,883 using a rate of $1.3091 per Euro as of the contract date). In addition, this lease provides the tenant with a three-year extension unless the tenant informs us with its intent not to extend six months before their lease expiration. Additionally, the lease (covering the 259,830 square feet of space) provides the tenant with an indefinite number of automatic five-year renewals unless the tenant informs us with their intent not to extend six months before its lease expiration.

The total contract purchase price for the Poland Logistics Portfolio is €118.4 million (approximately $155.0 million based on a rate of $1.3091 per Euro as of the contract date), exclusive of transaction costs and working capital reserves. We expect to fund the acquisition using proceeds from the Offering and debt financing. We have paid $23.5 million in earnest money deposits. We expect the closing of this acquisition to on or about March 29, 2012, subject to completing a number of customary closing conditions, which include obtaining customary regulatory approvals. There is no guarantee that this acquisition will be consummated, and, if we elect not to close on this acquisition, we could forfeit our earnest money deposits. On March 19, 2012, we executed a Bridge Loan Agreement to provide temporary financing for this acquisition. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments and Subsequent Events."

In connection with this acquisition, we expect to pay the Advisor $3.1 million in acquisition fees.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Poland Logistics Portfolio during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Sq. Ft.(1)	
		EURO	USD
2007	97.1%	€3.92	$5.37
2008	95.7%	€3.88	$5.71
2009	93.0%	€3.88	$5.40
2010	93.1%	€3.61	$4.79
2011	93.4%	€3.72	$5.18

(1) Average effective annual gross rent per leased square foot for each year is calculated by dividing such year's accrual-basis total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year. For periods prior to our ownership, we do not have the records available to us to be able to quantify the impact of tenant concessions, if any. To the extent there were concessions which were not considered in the amounts provided to us, the average effective annual gross rent per leased square foot amounts could be lower than those amounts disclosed above. All Euro amounts were translated to USD using the corresponding yearly average exchange rate.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for each of the years ending December 31, 2012 through 2021 and thereafter for the Poland Logistics Portfolio.

Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases(1)	% of Total Annual Base Rental Income
Vacant	—	148,917	6.5%	$ —	—
2012	—	—	—	$ —	—
2013	3	45,705	2.0%	$ 361,511	2.9%
2014	6	92,893	4.1%	$ 920,161	7.5%
2015	6	425,659	18.8%	$ 2,080,240	16.8%
2016	5	184,429	8.1%	$ 1,320,887	10.7%
2017	2	33,379	1.5%	$ 282,281	2.3%
2018	2	349,278	15.4%	$ 2,232,670	18.1%
2019	1	492,750	21.7%	$ 2,892,760	23.4%
2020	1	497,045	21.9%	$ 2,253,118	18.3%
2021	—	—	—	$ —	—
Thereafter	—	—	—	$ —	—

(1) Based on a rate of $1.3091 per Euro as of the contract date.

144 Montague

On February 20, 2012, a wholly-owned subsidiary of the Operating Partnership, entered into a contract with Empirica Management Limited to acquire 144 Montague, an office building located in Brisbane, Australia. 144 Montague consists of 158,681 square feet of rentable area that is 100% leased to Ausenco Limited under a lease that expires in October 2021. The contract purchase price for 144 Montague is expected to be approximately $88.1 million Australian dollars ("AUD") ($94.9 million assuming a rate of $1.08 per AUD based on the transaction date), exclusive of transaction costs and working capital reserves and we expect to fund the acquisition using proceeds from our current public offering and debt financing. We expect the closing of this acquisition to occur on or before April 16, 2012, subject to completing a number of closing conditions. We funded non-refundable deposits totaling $4.4 million AUD ($4.7 million using a rate of $1.08 per AUD as of the transaction date). There is no guarantee that this acquisition will be consummated, and, if we elect not to close on the acquisition of 144 Montague we could forfeit our earnest money deposits.

Item 3. ***Legal Proceedings***

From time to time in the ordinary course of business, the Company or its subsidiaries may become subject to legal proceedings, claims or disputes. As of March 27, 2012, neither the Company nor any of its subsidiaries was a party to any material pending legal proceedings.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities*

Market Information

As of December 31, 2011, we had 90.0 million common shares outstanding, held by a total of approximately 25,000 shareholders. The number of shareholders is based on the records of our registrar and transfer agent. There is no established public trading market for our common stock. Therefore, there is a risk that a stockholder may not be able to sell our stock at a time or price acceptable to the stockholder. Pursuant to the terms of the Offering, we are selling shares of our common stock to the public at a price of $10.00 per share and at a price of $9.50 per share pursuant to our distribution reinvestment plan. Unless and until our shares are listed on a national securities exchange, and there are no present plans to do so, it is not expected that a public market for the shares will develop.

To assist the Financial Industry Regulatory Authority ("FINRA") members and their associated persons that participate in the Offering in their effort to comply with FINRA Rule 5110, we disclose in each annual report distributed to investors a per share estimated value of the shares, the method by which it was developed and the date of the data used to develop the estimated value. In addition, we plan to prepare annual statements of estimated share values to assist fiduciaries of retirement plans subject to the annual reporting requirements of ERISA in the preparation of their reports relating to an investment in our shares and such statements should not be used for any other purpose. We cannot assure you that this estimated value, or the method used to establish such value, complies with ERISA or IRS requirements. For these purposes, the estimated value of a share of our common stock is estimated to be $10.00 per share. The basis for this estimated valuation is the fact that the price paid to acquire a share in the Offering is $10.00. Although this estimated value is the price paid to acquire a share in our Offering, this estimated value is not likely to reflect the proceeds our stockholders would receive upon our liquidation or upon the sale of our stockholders' shares because (i) these estimates are not designed to reflect the price at which properties and other assets can be sold; (ii) our proceeds invested in real estate are reduced by fees such as the commissions, dealer-manager fee and issuer costs associated with the Offering; (iii) no public market for our shares exists or is likely to develop; and (iv) the per share valuation method is not designed to arrive at a valuation that is related to any individual or aggregated value estimates or appraisals of the value of our assets. We are not required to obtain and did not obtain appraisals for our assets or third-party valuations or opinions for the specific purpose of determining this estimated value as of December 31, 2011.

Under present rules, for up to 18 months after the Offering or any subsequent offerings of our shares (other than offerings related to a distribution reinvestment plan, employee benefit plan or the redemption of interests in our operating partnership), we may use the offering price of shares in our most recent offering as the estimated value of a share of our common stock (unless we have sold assets and made special distributions to stockholders of net proceeds from such sales, in which case the estimated value of a share of our common stock will equal the offering price less the amount of those special distributions constituting a return of capital.)

Distributions

We declare distributions to our stockholders as of daily record dates and aggregate and pay such distributions monthly. With the authorization of our board of directors, we declared distributions for the period from October 20, 2009 through December 31, 2011. These distributions were calculated based on stockholders of record each day in an amount equal to $0.00191781 per share, per day, which, based on a purchase price of $10.00 per share, and equated to a 7% annualized distribution rate over that period.

As a result of market conditions and our goal of increasing our distribution coverage with cash flows from operations, we have declared distributions for the months of January 2012 — March 2012 at an amount equal to $0.0017808 per share, per day, which, based on a purchase price of $10.00 per share, would equate to a 6.5% annualized distribution rate if it were maintained every day for a twelve-month period. This annualized distribution rate represents a decrease of approximately 7% from the annualized distribution rate that was declared for the period from October 20, 2009 through December 31, 2011. See "Item 7. Management's Discussion and

Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources" for additional information regarding our distributions.

Distributions to stockholders are characterized for federal income tax purposes as ordinary income, capital gains, non-taxable return of capital or a combination of the three. Distributions that exceed our current and accumulated earnings and profits (calculated for tax purposes) constitute a return of capital for tax purposes rather than a distribution and reduce the stockholders' basis in our common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholders' basis in the common shares, it will generally be treated as a capital gain. We annually notify stockholders of the taxability of distributions paid during the preceding year.

For the years ended December 31, 2011 and 2010, respectively, approximately 27.7% and 53.9% of the distributions paid were taxable to the investor as ordinary income and approximately 72.3% and 46.1% were treated as return of capital for federal income tax purposes. The amount of distributions paid and taxable portion in each period are not indicative or predictive of amounts anticipated in future periods.

In our initial quarters of operations, and from time to time thereafter, we may not generate sufficient cash flow from operations to fully fund distributions paid. Therefore, particularly in the earlier part of the Offering, some or all of our distributions may continue to be paid from other sources, such as cash advances by the Advisor, cash resulting from a waiver or deferral of fees, borrowings and/or proceeds from the Offering. We have not placed a cap on the amount of our distributions that may be paid from any of these sources.

Recent Sales of Unregistered Securities

We issued 1,111.111 common shares to Hines Global REIT Investor Limited Partnership, in exchange for an investment of $10,000 in connection with our formation in January 2009 in an offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. There have been no other sales of unregistered securities within the past three years.

Use of Proceeds from Registered Securities

On August 5, 2009, the Registration Statement on Form S-11 (File No. 333-156742) for the Offering, was declared effective under the Securities Act of 1933. The Offering commenced on August 5, 2009. On July 18, 2011, our board of directors authorized us to postpone the termination of our current offering until August 5, 2012.

From August 5, 2009 through the year ended December 31, 2011, we raised gross proceeds of $905.4 million through the sale of 90.9 million shares to the public in connection with the Offering, including $30.0 million through the issuance of approximately 3.2 shares sold through our distribution reinvestment plan. During that time, we paid $85.8 million of selling commissions and dealer manager fees and $10.7 million of issuer costs related to the Offering. The selling commissions and dealer manager fees were not paid with respect to the shares sold through our distribution reinvestment plan. The selling commissions and dealer manager fees were paid to our dealer manager, which is an affiliate of Hines and is wholly-owned, indirectly, by our Chairman, Jeffrey C. Hines and his father, Gerald D. Hines. Net proceeds, from August 5, 2009 through December 30, 2011, available for investment after the payment of the costs described above were $777.1 million. We used $714.8 million to make investments in real estate, including the cost of completed acquisitions, deposits paid on pending acquisitions, acquisition fees and expenses and costs of leveraging our properties. The remaining portion of our proceeds was used for general and administrative expenses and to provide working capital for our real estate investments. Additionally, in our initial quarters of operations, and from time to time thereafter, we did not generate sufficient cash flow from operations to fully fund distributions paid. As of December 31, 2011, as discussed in "*Item 7. Management's Discussion and Analysis — Financial Condition, Liquidity and Capital Resources — Distributions*" a portion of our distributions have been funded with proceeds from the Offering.

Share Redemption Program

We offer a share redemption program that may allow stockholders who have purchased their shares from us or received their shares through a non-cash transaction, not in the secondary market, and who have held their shares for a minimum of one year, to have their shares redeemed subject to certain limitations and restrictions. Currently, we allow redemptions of our shares on a monthly basis. No fees will be paid to Hines in connection with any redemption. Our board of directors may terminate, suspend or amend the share redemption program upon 30 days' written notice without stockholder approval, which notice shall take the form of a current report on Form 8-K filed at least 30 days prior to the effective date of any such termination, suspension or amendment.

Subject to the limitation of and restrictions on the program and subject to funds being available as described below, the number of shares repurchased during any consecutive 12-month period will be limited to no more than 5% of the number of outstanding shares of common stock at the beginning of that 12-month period. Unless our board of directors determines otherwise, the funds available for redemptions in each month will be limited to the funds received from the distribution reinvestment plan in the prior month. Our board of directors has complete discretion to determine whether all of such funds from the prior month's distribution reinvestment plan will be applied to redemptions in the following month, whether such funds are needed for other purposes or whether additional funds from other sources may be used for redemptions.

If redeemed, shares will be redeemed at the following prices: (i) $9.25 per share, for stockholders who have held shares for at least one year; (ii) $9.50 per share, for stockholders who have held shares for at least two years; (iii) $9.75 per share, for stockholders who have held shares for at least three years; and (iv) $10.00 per share, for stockholders who have held shares for at least four years. In the event of the death or disability of the holder, shares may be redeemed at a rate of the lesser of $10.00 per share or the purchase price paid for those shares and the one-year holding period requirement may be waived.

In the event that funds are insufficient to repurchase all of the shares for which repurchase requests have been submitted in a particular month, shares may be repurchased on a pro rata basis. If shares are repurchased on a pro rata basis, then the portion of any unfulfilled repurchase request will be held and reconsidered for redemption in the next month unless withdrawn.

Issuer Redemptions of Equity Securities

All eligible requests for redemptions were redeemed using the proceeds from our distribution reinvestment plan. The following table lists shares we redeemed under our share redemption plan during the period covered by this report including the average price paid per share.

Period	Total Number of Shares Redeemed	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans of Programs	Maximum Number of Shares that May Yet be Redeemed Under the Plans or Programs
October 1, 2011 to October 31, 2011	70,895	$9.52	70,895	175,751
November 1, 2011 to November 30, 2011	91,919	$9.65	91,919	174,346
December 1, 2011 to December 31, 2011	106,570	$9.56	106,570	161,817
Total	269,384		269,384	

Item 6. *Selected Financial Data*

The following selected consolidated financial data are qualified by reference to and should be read in conjunction with our Consolidated Financial Statements and Notes thereto and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

	2011	2010	2009	2008(2)
	(In thousands, except per share amounts)			
Operating Data:				
Revenues	$ 95,526	$ 24,874	$ —	$ —
Depreciation and amortization	$ 53,167	$ 16,029	$ —	$ —
Asset management and acquisition fees	$ 20,453	$ 11,236	$ —	$ —
Organizational expenses	$ —	$ —	$ 337	$ —
General and administrative	$ 3,129	$ 1,866	$ 228	$ —
Loss before provision for income taxes	$ (55,724)	$ (30,759)	$ (562)	$ —
Provision for income taxes	$ (2,885)	$ (657)	$ —	$ —
Net loss	$ (58,609)	$ (31,416)	$ (562)	$ —
Net loss attributable to noncontrolling interests	$ 1,592	$ 5,951	$ 154	$ —
Net loss attributable to common stockholders	$ (57,017)	$ (25,465)	$ (408)	$ —
Basic and diluted loss per common share:	$ (0.85)	$ (1.30)	$ (1.19)	$ —
Distributions declared per common share(1)	$ 0.70	$ 0.70	$ 0.14	$ —
Weighted average common shares outstanding — basic and diluted	67,429	19,597	343	—
Balance Sheet Data:				
Total investment property	$ 950,430	$ 449,029	$ —	$ —
Cash and cash equivalents	$ 66,490	$ 146,953	$ 28,168	$ —
Total assets	$ 1,381,317	$ 775,684	$ 28,481	$ —
Long-term obligations	$ 647,204	$ 378,333	$ —	$ —

(1) Distributions declared for the period from October 20, 2009 through December 31, 2009, were paid in March 2010.

(2) For the period from December 10, 2008 (date of inception) through December 31, 2008 for operating data and as of December 31, 2008 for balance sheet data.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following discussion and analysis together with our consolidated financial statements and notes thereto included in this Annual Report on Form 10-K. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, actual results may differ materially from those expressed or implied by the forward-looking statements. Please see "Special Note Regarding Forward-Looking Statements" above for a description of these risks and uncertainties.

Executive Summary

Hines Global REIT, Inc. ("Hines Global" and, together with its consolidated subsidiaries, "we", "us" or the "Company") and its subsidiary, Hines Global REIT Properties, LP (the "Operating Partnership") were formed in December 2008 to invest in a diversified portfolio of quality commercial real estate properties and related investments in the United States and internationally. In August 2009, we commenced a $3.5 billion initial public offering of our common shares (the "Offering") and have raised $905.4 million in gross proceeds from the Offering through December 31, 2011.

We intend to meet our primary investment objectives by investing in a portfolio of real estate properties and other real estate investments that relate to properties that are generally diversified by geographic area, lease expirations and tenant industries. These investments could include a variety of asset types in the US and internationally such as office, retail, industrial, etc. In addition, we may invest in operating properties, properties under development and undeveloped properties or real estate-related investments such as real estate securities or debt. We expect to fund these acquisitions primarily with proceeds from the Offering and debt financing. As of December 31, 2011, we owned interests in 12 properties which contain, in the aggregate, 4.3 million square feet of leasable space, and we believe each property is suitable for its intended purpose. These properties consisted of:

- Domestic office properties (seven properties)
- Domestic industrial properties (one property)
- International office properties (two properties)
- International mixed-use properties (one property)
- International industrial properties (one property)

In addition, we have the following other real estate investments as of December 31, 2011:

- One Waterwall JV — 93% interest in a joint venture that was formed to invest in a multi-family development project in Houston, Texas. An affiliate of Hines owns the remaining 7% interest in this joint venture. The joint venture acquired the land in December 2011. Construction is expected to begin in June 2012 and be completed by March 2014, although there can be no assurances as to when construction will be completed.
- Ashford at Brookhaven Development — $3.25 million loan commitment to a multi-family development project in Atlanta, Georgia, which is being developed by an affiliate of Hines. We are providing pre-construction financing to the project and has a $1.9 million loan receivable outstanding as of December 31, 2011. The project acquired the land in November 2011. Construction is expected to begin in July 2012 and be completed by December 2013, although there can be no assurances as to when construction will be completed.
- Flagship Capital JV — 97% interest in a joint venture with Flagship Capital GP, which was formed to provide approximately $39.0 million of financing for real estate projects. The joint venture has a $2.9 million loan receivable outstanding as of December 31, 2011. Flagship Capital GP owns the remaining 3% interest in the joint venture.

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Additionally, application of our accounting policies involves exercising judgments regarding assumptions as to future uncertainties. Actual results may differ from these estimates under different assumptions or conditions.

Accounting for Joint Ventures and Noncontrolling Interests

Our consolidated financial statements included in this annual report include the accounts of Hines Global, the Operating Partnership and its wholly-owned subsidiaries and joint ventures as well as the related amounts of noncontrolling interests. All intercompany balances and transactions have been eliminated in consolidation.

We evaluate the need to consolidate investments based on standards set forth by GAAP. Our joint ventures are evaluated based upon GAAP to determine whether or not the investment qualifies as a variable interest entity

(“VIE”). If the investment qualifies as a VIE, an analysis is then performed to determine if we are the primary beneficiary of the VIE by reviewing a combination of qualitative and quantitative measures including analyzing expected investment portfolio using various assumptions to estimate the net income from the underlying assets. The projected cash flows are then analyzed to determine whether or not we are the primary beneficiary by analyzing if we have both the power to direct the entity’s significant economic activities and the obligation to absorb potentially significant losses or receive potentially significant benefits. In addition to this analysis, we also consider the rights and decision making abilities of each holder of variable interests. We will consolidate joint ventures that are determined to be variable interest entities for which we are the primary beneficiary. We will also consolidate joint ventures that are not determined to be variable interest entities, but for which we exercise significant control over major operating decisions, such as approval of budgets, selection of property managers, asset management, investment activity and changes in financing.

Any investments in partially owned real estate joint ventures and partnerships are reviewed for impairment periodically if events or circumstances change indicating that the carrying amount of its investments may exceed its fair value. In such an instance, we will record an impairment charge if we determine that a decline in the value of an investment below its fair value is other than temporary. Our analysis will be dependent on a number of factors, including the performance of each investment, current market conditions, and our intent and ability to hold the investment to full recovery. As of December 31, 2011, we had no investments in unconsolidated joint ventures to evaluate for impairment.

Investment Property and Lease Intangibles

Real estate assets that we own directly are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally 10 years for furniture and fixtures, 15-20 years for electrical and mechanical installations and 40 years for buildings. Major replacements that extend the useful life of the assets are capitalized and maintenance and repair costs are expensed as incurred.

Acquisitions of properties are accounted for utilizing the acquisition method and, accordingly, are recorded at the estimated fair values of the assets acquired and liabilities assumed. The results of operations of acquired properties are included in our results of operations from their respective dates of acquisition. Estimates of future cash flows and other valuation techniques that we believe are similar to those used by market participants are used to record the purchase of identifiable assets acquired, such as land, buildings and improvements, equipment and identifiable intangible assets and liabilities assumed and liabilities such as amounts related to in-place leases, acquired out-of-market leases, asset retirement obligations and mortgage notes payable, and any goodwill or gain on purchase. Values of buildings and improvements will be determined on an as if vacant basis. Initial valuations are subject to change until such information is finalized, no later than 12 months from the acquisition date.

The estimated fair value of acquired in-place leases are the costs we would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include the fair value of leasing commissions, legal costs and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, we will evaluate the time period over which such occupancy levels would be achieved. Such evaluation will include an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition are amortized over the remaining lease terms.

Acquired out-of-market lease values are recorded based on the present value (using an interest rate that reflects the risks associated with the lease acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of fair market value lease rates for the corresponding in-place leases. The capitalized out-of-market lease values are amortized as adjustments to rental revenue over the remaining terms of the respective leases, which includes periods covered by bargain renewal options. Should a tenant terminate its lease, the unamortized portion of the in-place lease value is charged to amortization expense and the unamortized portion of out-of-market lease value is charged to rental revenue.

Acquired out-of-market ground lease values are recorded based on the difference between the present value (using an interest rate that reflects the risks associated with the lease acquired) of the contractual amounts to be paid pursuant to the ground leases and management's estimate of fair market value of land under the ground leases due to the length of the lease terms. The capitalized out-of-market lease values are amortized as adjustments to ground lease expense over the lease term.

Real estate assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In such an event, a comparison will be made of the current and projected operating cash flows and expected proceeds from the eventual disposition of each property on an undiscounted basis to the carrying amount of such property. Such carrying amount would be adjusted, if necessary, to estimated fair values to reflect impairment in the value of the asset.

Management estimates the fair value of assumed mortgage notes payable based upon indications of then-current market pricing for similar types of debt with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair values as of the assumption date, and the differences between such estimated fair values and the notes' outstanding principal balance are amortized over the lives of the mortgage notes payable.

Deferred Leasing Costs

Direct leasing costs, primarily consisting of third-party leasing commissions and tenant inducements, are capitalized and amortized over the life of the related lease. Tenant inducement amortization is recorded as an offset to rental revenue and the amortization of other direct leasing costs is recorded in amortization expense.

We consider a number of different factors to evaluate whether we or the lessee is the owner of the tenant improvements for accounting purposes. These factors include: 1) whether the lease stipulates how and on what a tenant improvement allowance may be spent; 2) whether the tenant or landlord retains legal title to the improvements; 3) the uniqueness of the improvements; 4) the expected economic life of the tenant improvements relative to the term of the lease; and 5) who constructs or directs the construction of the improvements. The determination of who owns the tenant improvements for accounting purposes is subject to significant judgment. In making that determination, we consider all of the above factors. No one factor, however, necessarily establishes any determination.

Revenue Recognition and Valuation of Receivables

We are required to recognize minimum rent revenues on a straight-line basis over the terms of tenant leases, including rent holidays and bargain renewal options, if any. Revenues associated with tenant reimbursements are recognized in the period in which the expenses are incurred based upon the tenant's lease provision. Revenues related to lease termination fees are recognized at the time that the tenant's right to occupy the space is terminated and when we have satisfied all obligations under the lease and are included in other revenue in the accompanying consolidated statements of operations. To the extent our leases provide for rental increases at specified intervals, we will record a receivable for rent not yet due under the lease terms. Accordingly, our management must determine, in its judgment, to what extent the unbilled rent receivable applicable to each specific tenant is collectible. We review unbilled rent receivables on a quarterly basis and take into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of unbilled rent with respect to any given tenant is in doubt, we would be required to record an increase in our allowance for doubtful accounts or record a direct write-off of the specific rent receivable, which would have an adverse effect on our net income for the year in which the reserve is increased or the direct write-off is recorded and would decrease our total assets and stockholders' equity.

Derivative Instruments

We have entered into several interest rate swap contracts as economic hedges against the variability of future interest rates on our variable interest rate borrowings. These swaps effectively fixed the interest rates on each of the loans to which they relate. We have not designated any of these contracts as cash flow hedges for accounting purposes.

The valuation of the interest rate swaps is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The interest rate swaps have been recorded at their estimated fair values in the accompanying consolidated balance sheets as of December 31, 2011 and 2010. Changes in the fair values of the interest rate swaps have been recorded in the accompanying consolidated statements of operations for the years ended December 31, 2011 and 2010.

Recent Accounting Pronouncements

In May 2011, FASB issued guidance on fair value measurements. This guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between GAAP and IFRS (International Financial Reporting Standards). The adoption of this guidance is effective prospectively for interim and annual periods beginning after December 15, 2011 and is not expected to have a material effect on our financial statements.

In June 2011, FASB issued guidance on the presentation of comprehensive income. This guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The adoption of this guidance is effective for interim and annual periods beginning after December 15, 2011. Further, in December 2011, the board deferred the effective date pertaining only to the reclassification adjustments out of accumulated other comprehensive income. The adoption of this guidance is not expected to have a material effect on our financial statements.

In December 2011, FASB issued guidance on disclosures about offsetting assets and liabilities. This guidance results in enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either ASC 210-20-45 or ASC 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either ASC 210-20-45 or ASC 815-10-45. The adoption of this guidance is effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The adoption of this guidance is not expected to have a material effect on our financial statements.

In December 2011, the FASB issued guidance to resolve the diversity in practice about whether the derecognition criteria for real estate sales applies to a parent that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt. This guidance is effective beginning July 1, 2012 and is not expected to have a material effect on our financial statements.

Financial Condition, Liquidity and Capital Resources

Our principal demands for funds are to purchase real estate properties and make other real estate investments, for the payment of operating expenses and distributions, and for the payment of principal and interest on indebtedness. Generally, we expect to meet operating cash needs from our cash flow from operating activities, and we expect to meet cash needs for acquisitions and investments from the net proceeds of the Offering and from debt proceeds.

As of December 31, 2010, we had consolidated cash and cash equivalents of $147.0 million generated primarily by proceeds from the Offering and during 2011, we raised $410.4 million of additional proceeds from the Offering, net of redemptions and load. One of our primary concerns is to invest these and future proceeds raised during our offerings as quickly and prudently as possible. During 2010 and 2011, there was a significant amount of investment capital pursuing high-quality, well located assets and these conditions can cause aggressive competition and higher pricing for assets which match our investment strategy. Accordingly, we experienced delays in investing our Offering proceeds at times during those years and may have also experienced higher pricing which caused us to reduce our level of distributions from 7.0% to 6.5% effective January 1, 2012. See "Cash Flows from Financing Activities — Distributions" later in this section for additional information regarding our distributions. As of December 31, 2011, all of the proceeds from the Offering have been invested in or committed to various real estate investments.

We believe that the proper use of leverage can enhance returns on real estate investments. We expect that once we have fully invested the proceeds of the Offering and other potential subsequent offerings, our debt financing, including our pro rata share of the debt financing of entities in which we invest, will be in the range of approximately 50% – 70% of the aggregate value of our real estate investments and other assets. As of December 31, 2011, our portfolio was 44% leveraged, based on the aggregate net purchase price of our real estate investments. At that time, we had $634.0 million of principal outstanding under our various loan agreements with a weighted average interest rate of 4.3%, including the effects of related interest rate swaps.

The discussions below provide additional details regarding our cash flows.

Cash Flows from Operating Activities

Our real estate properties generate cash flow in the form of rental revenues, which are reduced by debt service, direct leasing costs and property-level operating expenses. Property-level operating expenses consist primarily of salaries and wages of property management personnel, utilities, cleaning, insurance, security and building maintenance costs, property management and leasing fees, and property taxes. Additionally, we incur general and administrative expenses, asset management and acquisition fees and expenses.

Net cash provided by operating activities for the year ended December 31, 2011 was $24.0 million compared to cash used in operating activities of $16.7 million for the year ended December 31, 2010. The increase is primarily related to the acquisition of seven properties throughout 2011 and the operations of the properties which were acquired during 2010 for the entire year. In addition, we incurred significant acquisition-related expenses during 2010 related to the Brindleyplace Project, which had a significant adverse effect on our operating cash flows for that year. Under GAAP, acquisition fees and acquisition-related expenses are expensed and therefore reduce cash flows from operating activities. However, we fund these expenses with proceeds from the Offering or other equity capital. During the years ended December 31, 2011 and 2010, we paid acquisition fees and acquisition-related expenses of $17.5 million and $25.5 million, respectively.

Cash Flows from Investing Activities

The increase in net cash used in investing activities between the years ended December 31, 2010 and 2011 was primarily due to the payment of $612.2 million related to eight real estate investments acquired during 2011, including $8.3 million related to the acquisition of land for development of a multi-family project. During 2010, we paid $506.2 million in relation to our acquisition of five real estate investments. Additionally, during 2011, we paid $24.4 million related to deposits for pending real estate acquisitions, $23.5 million of which related to a portfolio of industrial properties in Poland. Other investing cash flows included $4.9 million of investments in real estate loans receivable and $6.3 million of restricted cash related to escrows required by several of our outstanding mortgage loans. At December 31, 2011, $4.5 million of the restricted cash related to a reserve that the Brindleyplace JV is required to fund.

Cash Flows from Financing Activities

Initial Public Offering

We commenced the Offering in August 2009 and met our minimum offering requirements for every state, except Pennsylvania, by December 31, 2009. The minimum offering requirements were met in Pennsylvania in April 2010. During the year ended December 31, 2011, 2010, and 2009, respectively, we raised proceeds of $468.7 million, $372.5 million and $32.4 million from the Offering, excluding proceeds from the distribution reinvestment plan.

We use our proceeds from the Offering to make certain payments to Hines Global REIT Advisors LP (the "Advisor"), the Dealer Manager and Hines and their affiliates during the various phases of our organization and operation. During the organization and offering stage, these include payments to our Dealer Manager for selling commissions and the dealer manager fee and payments to the Advisor for reimbursement of issuer costs. During the years ended December 31, 2011, 2010 and 2009, we made payments of $51.2 million, $40.8 million and $4.4 million, respectively, for selling commissions, dealer manager fees and issuer costs related to the Offering.

Distributions

With the authorization of our board of directors, we declared distributions to our stockholders and Hines Global REIT Associates Limited Partnership ("HALP") for the period from October 20, 2009 through December 31, 2011. These distributions were calculated based on stockholders of record for each day in an amount equal to $0.00191781 per share, per day, which, based on a purchase price of $10.00 per share, equated to a 7% annualized distribution rate over that period.

As a result of market conditions and our goal of increasing our distribution coverage with cash flows from operations, we have declared distributions for the months of January 2012 — March 2012 at an amount equal to $0.0017808 per share, per day, which, based on a purchase price of $10.00 per share, would equate to a 6.5% annualized distribution rate if it were maintained every day for a twelve-month period. This annualized distribution rate represents a decrease of approximately 7% from the annualized distribution rate that was declared for the period from October 20, 2009 through December 31, 2011.

Distributions for the period from October 20, 2009 through February 28, 2010 were paid on March 1, 2010. Distributions for subsequent months have been or will be paid monthly on the first business day following the completion of each month to which they relate. All distributions were or will be paid in cash or reinvested in shares of the Company's common stock for those participating in its distribution reinvestment plan.

In addition, the Brindleyplace JV declared distributions in the amount of $3.8 million and $1.6 million to Moorfield for the years ended December 31, 2011 and 2010, respectively, related to the operations of the Brindleyplace Project. The table below outlines the Company's total distributions declared to stockholders and noncontrolling interests (HALP and Moorfield) for each of the quarters during 2011 and 2010, including the breakout between the distributions paid in cash and those reinvested pursuant to the Company's distribution reinvestment plan (in thousands):

	Stockholders			Noncontrolling Interests	Sources			
Distributions for the Three Months Ended	Cash Distributions	Distributions Reinvested	Total Declared	Total Declared	Cash Flows From Operating Activities		Cash Flows From Financing Activities(1)	
2011								
December 31, 2011	$ 7,261	$ 7,813	$ 15,074	$ 946	$ 6,103	74%(2)	$ 2,104	26%
September 30, 2011	6,288	6,881	13,169	946	7,234	100%	—	0%
June 30, 2011	4,969	5,770	10,739	932	5,901	100%(3)	—	0%
March 31, 2011	3,769	4,447	8,216	984	4,753	100%	—	0%
Total	$ 22,287	$ 24,911	$ 47,198	$ 3,808	$ 23,991	92%	$ 2,104	8%

Distributions for the Three Months Ended	Cash Distributions	Distributions Reinvested	Total Declared	Total Declared	Cash Flows From Operating Activities	Cash Flows From Financing Activities(1)	
2010							
December 31, 2010	$ 2,806	$ 3,386	$ 6,192	$ 794	$ —	$ 3,600	100%
September 30, 2010	1,860	2,303	4,163	812	—	2,672	100%
June 30, 2010	977	1,368	2,345	4	—	981	100%
March 31, 2010	395	602	997	4	—	399	100%
Total	$ 6,038	$ 7,659	$ 13,697	$ 1,614	$ —	$ 7,652	100%

(1) Cash flows from financing activities includes proceeds from the Offering, equity capital contributions from Moorfield and proceeds from debt financings.

(2) Includes $4.3 million of cash flows from operating activities in excess of distributions from the quarter ended September 30, 2011.

(3) Includes $3.6 million of cash flows from operating activities in excess of distributions from the quarter ended March 31, 2011.

Under GAAP, acquisition fees and acquisition-related expenses are expensed and therefore reduce cash flows from operating activities. However, we have funded these fees and expenses with proceeds from the Offering or equity capital contributions from Moorfield. During the year ended December 31, 2011 and 2010, respectively, we paid $17.5 million and $25.5 million of acquisition fees and acquisition-related expenses.

As discussed above, in our initial periods of operations, and from time to time thereafter, we may not generate sufficient cash flow from operations to fully fund distributions paid. Therefore, particularly in the earlier part of the Offering, some or all of our distributions may continue to be paid from other sources, such as cash advances by the Advisor, cash resulting from a waiver or deferral of fees, borrowings and/or proceeds from the Offering. We have not placed a cap on the amount of our distributions that may be paid from any of these sources.

Debt Financings

We entered into the following financing transactions during 2011 related to our real estate investments:

- In March 2011, we entered into a £57.0 million mortgage loan ($92.0 million at a rate of $1.61 per GBP based on the transaction date) related to our acquisition of Stonecutter Court, which requires quarterly interest payments and quarterly installments for the repayment of principal of £313,500 ($506,100 assuming a rate of $1.61 per GBP based on the transaction date).
- In August 2011, we assumed a $40.0 million mortgage loan related to our acquisition of Gogolevsky 11, which requires quarterly interest payments and quarterly installments for the repayment of principal.
- In October 2011, we assumed a $57.4 million mortgage loan related to our acquisition of the Campus at Marlborough, which requires monthly payments of principal and interest.
- In December 2011, we entered into a bridge loan agreement with a principal amount of $65.0 million which requires monthly interest payments and repayment of principal on or before April 15, 2012. This loan was repaid in March 2012.
- In December 2011, the One Waterwall JV entered into a $22.75 million construction loan agreement with an affiliate of Hines related to the development of a multi-family project in Houston, Texas and drew down $8.4 million under this loan.
- During the year ended December 31, 2011, we made payments of $4.0 million for financing costs related to these mortgage loans.

We entered into the following financing transactions during 2010 related to our real estate investments:

- In July 2010, we entered into a £121.1 million mortgage loan ($183.7 million at a rate of $1.52 per GBP based on the transaction date) related to our acquisition of the Brindleyplace Project.
- In September 2010, we assumed a $80.0 million mortgage loan related to our acquisition of Hock Plaza, which requires monthly interest payments and repayment of principal, beginning in January 2011.
- In October 2010, we assumed an $18.0 million mortgage loan related to our acquisition of Southpark.
- In November 2010, we entered into a $95.0 million mortgage loan related to our acquisition of Fifty South Sixth.

- During the year ended December 31, 2010, we made payments of $7.0 million for financing costs related to these mortgage loans.

Contributions From Noncontrolling Interests

As described previously, the Operating Partnership and Moorfield formed the Brindleyplace JV in June 2010 to acquire certain properties that are a part of a mixed-use development in Birmingham, England. As of December 31, 2010, Moorfield had invested $44.9 million into the Brindleyplace JV to fund its 40% share of the acquisition which was recorded in contributions from noncontrolling interests in our consolidated statement of cash flows. No additional investments were made in 2011.

Results of Operations

Year ended December 31, 2011 compared to the year ended December 31, 2010

Our results of operations for the years ended December 31, 2011 and 2010 are not indicative of those expected in future periods as we did not make our first real estate investment until June 2010. Amounts recorded in our consolidated statements of operations for the years ended December 31, 2011 and 2010 are due to the following:

- Total revenues, property operating expenses, real property taxes, property management fees, depreciation and amortization, interest expense and income taxes relate to the operation of our acquired properties and increased for the year ended December 31, 2011 compared to the prior year due to the number of properties in our portfolio having increased.
- Acquisition-related expenses represent costs incurred on properties we have acquired and those which we may acquire in future periods. The decrease in acquisition related expenses for the year ended December 31, 2011 compared to the prior year is primarily due to the payment of an $11.4 million Stamp Duty Tax upon the acquisition of the Brindleyplace Project in July 2010. Acquisition-related expenses were more than 5% of the net purchase price of the Brindleyplace Project, but were approximately 0.5% of the aggregate net purchase price of all of our other acquisitions.
- We pay monthly asset management fees to the Advisor based on 1.5% of the amount of net equity capital invested in real estate investments. Asset management fees incurred for the years ended December 31, 2011 and 2010 were approximately $6.3 million and $1.3 million, respectively. The increase in asset management fees for the year ended December 31, 2011 is due to the acquisition of additional real estate investments.
- We pay the Advisor acquisition fees equal to 2% of the net purchase prices of our real estate investments. Acquisition fees incurred for the years ended December 31, 2011 and 2010 were $14.2 million and $10.0 million, respectively.
- General and administrative expenses include legal and accounting fees, printing and mailing costs, insurance costs, costs and expenses associated with our board of directors and other administrative expenses. Certain of these costs are variable and will continue to increase in the future as we continue to raise capital and make additional real estate investments.
- We have entered into several interest rate swap contracts as economic hedges against the variability of future interest rates on our variable interest rate borrowings. We have not designated any of these contracts as cash flow hedges for accounting purposes. The interest rate swaps have been recorded at their estimated fair values in the accompanying consolidated balance sheets as of December 31, 2011 and 2010. Changes in the fair values of these interest rate swaps result in gains or losses recorded in our consolidated statement of operations and comprehensive loss. See "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for additional information regarding certain risks related to our derivatives, such as the risk of counterparty non-performance.
- During the years ended December 31, 2011 and 2010, we allocated $5.4 million and $7.5 million, respectively, of the net loss of the Brindleyplace JV to Moorfield, based on its ownership in the Brindley-

place JV. In addition, during the years ended December 31, 2011 and 2010, the Brindleyplace JV declared $3.8 million and $1.6 million, respectively, of preferred dividends to Moorfield related to the Convertible Preferred Equity Certificates ("CPEC"). The amount of the preferred dividends was recorded in net loss attributable to noncontrolling interests in the accompanying statement of operations and comprehensive loss and reduces the $5.4 million and $7.5 million of net loss that was allocated to Moorfield during the years ended December 31, 2011 and 2010, respectively, related to the results of operations of the Brindleyplace JV. The remaining amount of loss attributable to noncontrolling interests relates to our allocation of the net loss of the Operating Partnership to HALP, based on its 0.02% ownership in the Operating Partnership as well as the allocation of income/loss of the Flagship JV and One Waterwall JV to the respective noncontrolling interest holders.

Year ended December 31, 2010 compared to the year ended December 31, 2009

Our results of operations for the years ended December 31, 2010 and 2009 are not indicative of those expected in future periods as we did not meet our minimum offering requirements until October 2009 (and subsequent dates with respect to Pennsylvania and Tennessee) and did not make our first real estate investment until June 2010. Amounts recorded in our consolidated statements of operations for the years ended December 31, 2010 and 2009 are due to the following:

- Total revenues, property operating expenses, real property taxes, property management fees, depreciation and amortization, interest expense and income taxes relate to the operation of our acquired properties.

- Acquisition-related expenses represent costs incurred on properties we have acquired and those which we may acquire in future periods. $14.7 million of the total acquisition expenses relate to the acquisition of the Brindleyplace Project. $11.4 million of this amount relates to the Stamp Duty Tax paid upon the acquisition of the Brindleyplace Project.

- Acquisition fees incurred for the year ended December 31, 2010 were $10.0 million, related to our acquisitions during this period. Asset management fees incurred for the year ended December 31, 2010 were $1.3 million. No acquisitions were completed during the year ended December 31, 2009, therefore we had no acquisition fees or asset management fees during this period.

- General and administrative expenses include legal and accounting fees, printing and mailing costs, insurance costs, costs and expenses associated with our board of directors and other administrative expenses. Certain of these costs are variable and may increase in the future as we continue to raise capital and make additional real estate investments.

- We have entered into five interest rate swap contracts with Eurohypo and one interest rate swap contract with PB Capital Corporation as economic hedges against the variability of future interest rates on our variable interest rate borrowings. We have not designated any of these contracts as cash flow hedges for accounting purposes. The interest rate swaps have been recorded at their estimated fair values in the accompanying consolidated balance sheet as of December 31, 2010. The gain on interest rate swap contracts recorded during the year ended December 31, 2010 is the result of changes in the fair values of interest rate swaps. See "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for additional information regarding certain risks related to our derivatives, such as the risk of counterparty non-performance.

- During the year ended December 31, 2010, we allocated $7.5 million of the net loss of the Brindleyplace JV to Moorfield, based on its ownership in the Brindleyplace JV. In addition, during the year ended December 31, 2010, the Brindleyplace JV declared $1.6 million of preferred dividends to Moorfield related to CPEC. This amount was recorded in net loss attributable to noncontrolling interests in the accompanying statement of operations and comprehensive loss and reduces the $7.5 million of net loss that was allocated to Moorfield during the year related to the results of operations of the Brindleyplace JV. The remaining amount of loss attributable to noncontrolling interests relates to our allocation of the net loss of the Operating Partnership to HALP, based on its 0.1% ownership in the Operating Partnership.

Funds from Operations and Modified Funds from Operations

Funds from Operations ("FFO") is a non-GAAP financial performance measure defined by the National Association of Real Estate Investment Trusts ("NAREIT") widely recognized by investors and analysts as one measure of operating performance of a real estate company. FFO excludes items such as real estate depreciation and amortization and gains and losses on the sale of real estate assets. Depreciation and amortization, as applied in accordance with GAAP, implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, it is management's view, and we believe the view of many industry investors and analysts, that the presentation of operating results for real estate companies by using the historical cost accounting alone is insufficient. In addition, FFO excludes gains and losses from the sale of real estate and impairment charges related to depreciable real estate assets and in-substance real estate equity investments, which we believe provides management and investors with a helpful additional measure of the historical performance of our real estate portfolio, as it allows for comparisons, year to year, that reflect the impact on operations from trends in items such as occupancy rates, rental rates, operating costs, general and administrative expenses and interest costs.

In addition to FFO, management uses modified funds from operations ("MFFO") as defined by the Investment Program Association ("IPA") as a non-GAAP supplemental financial performance measure to evaluate our operating performance. MFFO includes funds generated by the operations of our real estate investments and funds used in our corporate-level operations. MFFO is based on FFO, but includes certain additional adjustments which we believe are appropriate. Some of these adjustments relate to changes in the accounting and reporting rules under GAAP that have been put into effect since the establishment of NAREIT's definition of FFO. These changes have prompted a significant increase in the magnitude of non-cash and non-operating items included in FFO, as defined. Such items include amortization of out-of-market lease intangible assets and liabilities and certain tenant incentives, the effects of straight-line rent revenue recognition, fair value adjustments to derivative instruments that do not qualify for hedge accounting treatment and certain other items as described in the footnotes below. Management uses MFFO to evaluate the financial performance of our investment portfolio, including the impact of potential future investments. In addition, management uses MFFO to evaluate and establish our distribution policy and the sustainability thereof. Further, we believe MFFO is one of several measures that may be useful to investors in evaluating the potential performance of our portfolio following the conclusion of the acquisition phase, as it excludes acquisition fees and expenses, as described below.

MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO.

FFO and MFFO should not be considered as alternatives to net income (loss) or to cash flows from operating activities, but rather should be reviewed in conjunction with these and other GAAP measurements. In addition, FFO and MFFO are not intended to be used as liquidity measures indicative of cash flow available to fund our cash needs. Please see the limitations listed below associated with the use of MFFO:

- As we are currently in the acquisition phase of our life cycle, acquisition costs and other adjustments that are increases to MFFO are, and may continue to be, a significant use of cash and dilutive to the value of an investment in our shares.
- MFFO excludes acquisition expenses and acquisition fees payable to our Advisor. Although these amounts reduce net income, we fund such costs with proceeds from our offering and equity capital contributions from Moorfield and do not consider these fees in the evaluation of our operating performance and determining MFFO.
- MFFO excludes gains (losses) related to changes in estimated values of derivative instruments related to our interest rate swaps. Although we expect to hold these instruments to maturity, if we were to settle these instruments currently, it would have an impact on our operating performance.

- Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.
- Our business is subject to volatility in the real estate markets and general economic conditions, and adverse changes in those conditions could have a material adverse impact on our business, results of operations and MFFO. Accordingly, the predictive nature of MFFO is uncertain and past performance may not be indicative of future results.

The following section presents our calculation of FFO and MFFO and provides additional information related to our operations (in thousands, except per share amounts) for the years ended December 31, 2011, 2010 and 2009. As we are in the capital raising and acquisition phase of our operations, FFO and MFFO are not useful in comparing operations for the two periods presented below. We expect revenues and expenses to increase in future periods as we raise additional offering proceeds and use them to acquire additional investments.

	Year Ended December 31,		
	2011	2010	2009
Net loss	$(58,609)	$(31,416)	$ (562)
Depreciation and amortization(1)	53,167	16,029	—
Adjustments for noncontrolling interests(2)	(3,082)	2,756	154
Funds from operations	(8,524)	(12,631)	(408)
(Gain) loss on derivative instruments(3)	16,523	(2,800)	—
Other components of revenues and expenses(4)	(469)	(884)	—
Acquisition fees and expenses(5)	19,759	25,446	—
Adjustments for noncontrolling interests(2)	(1,767)	(5,170)	—
Modified Funds From Operations	$ 25,522	$ 3,961	$ (408)
Basic and Diluted Loss Per Common Share	$ (0.85)	$ (1.30)	$(1.19)
Funds From Operations Per Common Share	$ (0.13)	$ (0.64)	$(1.19)
Modified Funds From Operations Per Common Share	$ 0.38	$ 0.20	$(1.19)
Weighted Average Shares Outstanding	67,429	19,597	343

Notes to the table:

(1) Represents the depreciation and amortization of various real estate assets. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that such depreciation and amortization may be of limited relevance in evaluating current operating performance and, as such, these items are excluded from our determination of FFO.

(2) Includes income attributable to noncontrolling interests and all adjustments to eliminate the noncontrolling interests' share of the adjustments to convert our net loss to FFO and MFFO.

(3) Represents components of net loss related to the estimated changes in the values of our interest rate swap derivatives. We have excluded these changes in value from our evaluation of our operating performance and MFFO because we expect to hold the underlying instruments to their maturity and accordingly the interim gains or losses will remain unrealized.

(4) Includes the following components of revenues and expenses that we do not consider in evaluating our operating performance and determining MFFO for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	Year Ended December 31,		
	2011	2010	2009
Straight-line rent adjustment(a)	$(3,812)	$(1,614)	$—
Amortization of lease incentives(b)	170	60	—
Amortization of out-of-market leases(b)	2,681	492	—
Other	492	178	—
	$ (469)	$ (884)	$—

(a) Represents the adjustments to rental revenue as required by GAAP to recognize minimum lease payments on a straight-line basis over the respective lease terms. We have excluded these adjustments from our evaluation of our operating performance and in determining MFFO because we believe that the rent that is billable during the current period is a more relevant measure of our operating performance for such period.

(b) Represents the amortization of lease incentives and out-of-market leases. As stated in Note 1 above, historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that such amortization may be of limited relevance in evaluating current operating performance and, as such, these items are excluded from our determination of MFFO.

(5) Represents acquisition expenses and acquisition fees paid to the Advisor that are expensed in our consolidated statements of operations. We fund such costs with proceeds from our offering and acquisition-related indebtedness, and therefore do not consider these expenses in evaluating our operating performance and determining MFFO.

Set forth below is additional information relating to certain items excluded from the analysis above which may be helpful in assessing our operating results.

- Amortization of deferred financing costs was approximately $1.8 million and $456,000 for the years ended December 31, 2011 and 2010, respectively.
- We incurred organizational expenses of approximately $337,000 during the year ended December 31, 2009. These expenses were paid to the Advisor and expensed in our consolidated statement of operations.

Related-Party Transactions and Agreements

We have entered into agreements with the Advisor, Dealer Manager and Hines or its affiliates, whereby we pay certain fees and reimbursements to these entities during the various phases of our organization and operation. During the organization and offering stage, these include payments to our Dealer Manager for selling commissions and the dealer manager fee and payments to the Advisor for reimbursement of issuer costs. During the acquisition and operational stages, these include payments for certain services related to acquisitions, financing and management of our investments and operations provided to us by the Advisor and Hines and its affiliates pursuant to various agreements we have entered into or anticipate entering into with these entities. We have also entered into several affiliated transactions with affiliates of Hines to make investments and provide financing. See Note 7 to the Consolidated Financial Statements contained elsewhere in this Annual Report on Form 10-K for additional information concerning our Related-Party Transactions and Agreements.

Off-Balance Sheet Arrangements

As of December 31, 2011 and 2010, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table lists our known contractual obligations as of December 31, 2011. Specifically included are our obligations under long-term debt agreements and our operating lease agreement (in thousands):

	Payments due by Period				
Contractual Obligations	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**	**Total**
Notes payable(1)	$ 96,233	$ 114,890	$ 481,814	$ 40,022	$ 732,959
Related party note payable(1)	—	9,752	—	—	9,752
Operating lease agreement(2)	363	726	726	4,358	6,173
Total contractual obligations	$ 96,596	$ 125,368	$ 482,540	$ 44,380	$ 748,884

(1) Notes payable includes principal and interest payments under our mortgage loans. For the purpose of this table, we assumed that rates of our unhedged variable-interest loans were equal to the rates in effect as of December 31, 2011 and remain constant for the remainder of the loan term.

(2) The operating lease agreement relates to the Brindleyplace JV which leases space from a tenant in one of its properties through a non-cancellable lease agreement which expires on December 24, 2028. The Company expects to make annual payments of approximately £235,000 ($363,000 assuming a rate of $1.55 per GBP as of December 31, 2011) pursuant to the lease, which will be recorded in rental expense in its consolidated statement of operations. For the purpose of this table, we assumed the exchange rate of $1.55 per GBP remains constant for the remainder of the lease term.

Recent Developments and Subsequent Events

144 Montague

On February 20, 2012, a wholly-owned subsidiary of the Operating Partnership entered into a contract with Empirica Management Limited to acquire 144 Montague, an office building located in Brisbane, Australia. 144 Montague consists of 158,681 square feet of rentable area that is 100% leased to Ausenco Limited under a lease that expires in October 2021. The contract purchase price for 144 Montague is expected to be approximately $88.1 million Australian dollars ("AUD") ($94.9 million assuming a rate of $1.08 per AUD based on the transaction date), exclusive of transaction costs and working capital reserves and we expect to fund the acquisition using proceeds from our current public offering and debt financing. We expect the closing of this acquisition to occur on or before April 16, 2012, subject to the completion of a number of closing conditions. We funded non-refundable deposits totaling $4.4 million AUD ($4.7 million using a rate of $1.08 per AUD as of the transaction date). There is no guarantee that this acquisition will be consummated, and, if we elect not to close on the acquisition of 144 Montague we could forfeit our earnest money deposits.

Bridge Loan

On March 15, 2012, we entered into a Bridge Loan Agreement (the "Bridge Loan Agreement") with JPMorgan Chase Bank, N.A. ("Chase"), to establish two loans in the amounts of $75.0 million and €69.0 million, respectively (collectively the "Loans"). On March 19, 2012, we borrowed the full capacity under the Loans in connection with our potential acquisition of the Poland Logistics Portfolio. The Bridge Loan Agreement has a maturity date of May 15, 2012. We intend to retire the Bridge Loan Agreement with a revolving credit facility that we are currently negotiating.

Interest under the Loans will be payable based on either the Alternate Base Rate plus 1.25% or LIBOR plus 2.25%, subject to our election. The Alternate Base Rate is equal to the greater of: a) the Prime Rate, b) Federal

Funds Effective Rate plus .50%, or c) an adjusted LIBOR rate for a one month period plus 1.0%. Loans denominated in Euros may also be subject to additional costs of complying with European bank regulations, if such costs are incurred by Chase.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market-sensitive instruments. In pursuing our business plan, we believe that interest rate risk, currency risk and real estate valuation risk are the primary market risks to which we are exposed.

Interest Rate Risk

We are exposed to the effects of interest rate changes primarily as a result of debt used to maintain liquidity and fund expansion of our real estate investment portfolio and operations. One of our interest rate risk management objectives is to limit the impact of interest rate changes on cash flows. To achieve this objective, we may borrow at fixed rates or fix the variable rates of interest on variable interest rate borrowings through the use of interest rate swaps. We have and may continue to enter into derivative financial instruments such as interest rate swaps and caps in order to mitigate our interest rate risk on a related financial instrument. We will not enter into derivative or interest rate transactions for speculative purposes. We are exposed to credit risk of the counterparty to these interest rate swap agreements in the event of non-performance under the terms of the derivative contracts. In the event of non-performance by the counterparty, if we were not able to replace these swaps, we would be subject to the variability of interest rates on the total amount of debt outstanding under the mortgage.

On July 1, 2010, the Brindleyplace JV entered into a secured mortgage facility agreement in the aggregate amount of £121.1 million ($183.7 million assuming a rate of $1.52 per GBP as of the date of acquisition) with Eurohypo AG. The mortgage matures on July 7, 2015 and has a floating interest rate of LIBOR plus 1.60%. Interest on approximately £90.8 million ($137.7 million assuming a rate of $1.52 per GBP as of the date of acquisition) of the loan balance was fixed at closing at 3.89% through multiple 5-year swaps with Eurohypo. If interest rates increased by 1%, we would incur approximately $468,000 in additional annual interest expense related to the unhedged portion of the mortgage.

On August 25, 2011, a wholly-owned subsidiary of the Operating Partnership assumed a secured mortgage facility agreement in the aggregate amount of $40.0 million related to our acquisition of Gogolevsky 11. The mortgage matures on April 7, 2021 and has a floating interest rate of LIBOR plus 6.25%. If interest rates increased by 1%, we would incur approximately $400,000 in additional annual interest expense.

Foreign Currency Risks

We currently have two investments in England, and as a result are subject to risk from the effects of exchange rate movements of the British pound and U.S. dollar, which may affect future costs and cash flows. However, as described above, we entered into a British pound denominated mortgage loan on these investments, which provides a natural hedge with regard to changes in exchange rates between the British pound and U.S. dollar. We are currently a net receiver of British pounds (we receive more cash than we pay out), and therefore our foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to British pounds. During the year ended December 31, 2011, we had no currency transactions which resulted in significant gains or losses being recorded in our condensed consolidated statements of operations. Based upon our equity ownership in the Brindleyplace JV and our ownership of Stonecutter Court as of December 31, 2011, holding everything else constant, a 10% immediate, unfavorable change in the exchange rate between the British pound and U.S. dollar would have decreased the net book value of our investments in England by an aggregate of $11.0 million and would have increased the aggregate net loss of the England properties for the year ended December 31, 2011, by approximately $2.4 million.

We currently have two investments in Moscow, Russia, and as a result are subject to certain risk from the effects of exchange rate movement of the Russian rouble relative to the U.S. dollar. At FM Logistic, although the tenants' rent is received in roubles, the number of roubles is determined with reference to a fixed number of U.S.

Dollars and the then-current exchange rate, thereby mitigating our exposure to the rouble. Rent at Gogolevsky 11 is also received in roubles, with approximately 81% of the net rentable area of the building leased to a tenant whose rent is indexed to the British Pound, and the remaining space leased to tenants whose rents are indexed to the U.S. Dollar, which further mitigates our exposure to the rouble. Additionally, we expect that sale transactions for these assets would likely be dominated in U.S. Dollars and accordingly do not expect to have rouble exposure upon disposition. We do maintain a minimal amount of working capital at each of these properties in roubles, however, we believe the amount of risk related to this working capital is immaterial to the portfolio.

Other Risks

As of December 31, 2011, we had consolidated cash and cash equivalents of $66.5 million, which were primarily generated by proceeds from the Offering. While there is generally a delay in investing the proceeds from the Offering, we intend to invest these and future proceeds raised as quickly and prudently as possible. As of March 27, 2012 we have identified potential new investments which would utilize all of the proceeds raised to date. However, as we are in various phases of the due diligence process with respect to each of these potential investments, there can be no assurances that any of these acquisitions will be completed. Real estate investment transaction volume increased during 2010 and 2011, and estimated going-in capitalization rates or cap rates (ratio of the net projected operating income of a property in its initial fiscal year divided by the net purchase price) have fallen relative to their post-recession peaks in late 2009. In the current market there continues to be a significant amount of investment capital pursuing high-quality, well-located assets that generate stable cash flows causing aggressive competition and pricing for assets which match our investment strategy. This may continue to drive prices higher, resulting in lower cap rates and returns. One of our priorities is to monitor the returns being achieved from our real estate investments in relation to our distribution rate with the ultimate goal of increasing coverage of our distributions with our operations. As a result of market conditions and our goal of increasing our distribution coverage, we have declared distributions for the months of January 2012 — March 2012 at an amount equal to $0.0017808 per share, per day, which, based on a purchase price of $10.00 per share, would equate to a 6.5% annualized distribution rate if it were maintained every day for a twelve-month period. This annualized distribution rate represents a decrease of approximately 7% from the annualized distribution rate that was declared for the period from October 20, 2009 through December 31, 2011.

We invest proceeds we receive from the Offering in short-term, highly-liquid investments until we use such funds to make real estate investments. Although we do not expect that income we earn on these temporary investments will be substantial, our earnings will be subject to the fluctuations of interest rates and their effect on these investments.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Hines Global REIT, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of Hines Global REIT, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive loss, equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hines Global REIT, Inc. and subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Houston, Texas
March 27, 2012

HINES GLOBAL REIT, INC.

CONSOLIDATED BALANCE SHEETS
As of December 31, 2011 and 2010

	2011	2010
	(In thousands, except per share amounts)	
ASSETS		
Investment property, net	$ 950,430	$ 449,029
Cash and cash equivalents	66,490	146,953
Restricted cash	6,944	348
Interest rate swap contracts	—	2,765
Tenant and other receivables	13,729	7,876
Intangible lease assets, net	301,273	161,036
Deferred leasing costs, net	1,852	622
Deferred financing costs, net	8,586	6,502
Other assets	32,013	553
Total Assets	$ 1,381,317	$ 775,684
LIABILITIES AND EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 23,049	$ 13,622
Due to affiliates	12,527	2,167
Intangible lease liabilities, net	16,267	5,926
Other liabilities	13,273	8,020
Interest rate swap contracts	13,241	38
Distributions payable	7,996	3,231
Notes payable	625,560	378,295
Total Liabilities	711,913	411,299
Commitments and contingencies (Note 12)	—	—
Equity:		
Stockholders' equity:		
Preferred shares, $.001 par value; 500,000 preferred shares authorized, none issued or outstanding as of December 31, 2011 and 2010	—	—
Common shares, $.001 par value; 1,500,000 common shares authorized as of December 31, 2011 and 2010; 90,023 and 41,287 common shares issued and outstanding as of December 31, 2011 and 2010, respectively	90	41
Additional paid-in capital	738,616	350,561
Accumulated deficit	(82,890)	(25,873)
Accumulated other comprehensive income (loss)	(19,741)	1,347
Total stockholders' equity	636,075	326,076
Noncontrolling interests	33,329	38,309
Total equity	669,404	364,385
Total Liabilities and Equity	$ 1,381,317	$ 775,684

See notes to the consolidated financial statements.

HINES GLOBAL REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the Years Ended December 31, 2010, 2011 and 2009

	2011	2010	2009
	(In thousands, except per share amounts)		
Revenues:			
Rental revenue	$ 88,657	$ 23,158	$ —
Other revenue	6,869	1,716	—
Total revenues	95,526	24,874	—
Expenses:			
Property operating expenses	19,403	5,832	—
Real property taxes	7,677	1,280	—
Property management fees	2,231	626	—
Depreciation and amortization	53,167	16,029	—
Acquisition related expenses	5,863	15,678	—
Asset management and acquisition fees	20,453	11,236	—
Organizational expenses	—	—	337
General and administrative	3,129	1,866	228
Total expenses	111,923	52,547	565
Loss before other income (expenses) and provision for income taxes	(16,397)	(27,673)	(565)
Other income (expenses):			
Gain (loss) on interest rate swap contracts, net	(16,523)	2,800	—
Other gains	174	39	—
Interest expense	(23,167)	(6,035)	—
Interest income	189	110	3
Loss before provision for income taxes	(55,724)	(30,759)	(562)
Provision for income taxes	(2,885)	(657)	—
Net loss	(58,609)	(31,416)	(562)
Net loss attributable to noncontrolling interests	1,592	5,951	154
Net loss attributable to common stockholders	$ (57,017)	$ (25,465)	$ (408)
Basic and diluted loss per common share:	$ (0.85)	$ (1.30)	$ (1.19)
Weighted average number of common shares outstanding	67,429	19,597	343
Net comprehensive income (loss):			
Net loss	$ (58,609)	$ (31,416)	$ (562)
Other comprehensive income (loss):			
Foreign currency translation adjustment	(20,765)	2,263	—
Net comprehensive loss:	(79,374)	(29,153)	(562)
Net comprehensive loss attributable to noncontrolling interests	1,269	5,035	154
Net comprehensive loss attributable to common stockholders	$ (78,105)	$ (24,118)	$ (408)

See notes to the consolidated financial statements.

HINES GLOBAL REIT, INC.

CONSOLIDATED STATEMENTS OF EQUITY
For the Years Ended December 31, 2011, 2010 and 2009
(In thousands)

	Hines Global REIT, Inc.						
	Common Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity	Noncontrolling Interests
Balance as of January 1, 2009	—	$ —	$ —	$ —	$ —	$ —	$ —
Issuance of common shares	3,276	3	32,705	—	—	32,708	—
Contribution from noncontrolling interest	—	—	—	—	—	—	190
Distributions declared	—	—	(257)	—	—	(257)	(3)
Selling commissions and dealer manager fees	—	—	(3,222)	—	—	(3,222)	—
Issuer costs	—	—	(3,213)	—	—	(3,213)	—
Net loss	—	—	—	(408)	—	(408)	(154)
Balance as of December 31, 2009	3,276	$ 3	$ 26,013	$ (408)	$ —	$ 25,608	$ 33
Issuance of common shares	38,106	38	379,874	—	—	379,912	—
Contributions from noncontrolling interest	—	—	—	—	—	—	44,925
Distributions declared	—	—	(13,697)	—	—	(13,697)	(14)
Distributions on Convertible Preferred Equity Certificates ("CPEC")	—	—	—	—	—	—	(1,600)
Redemption of common shares	(95)	—	(1,543)	—	—	(1,543)	—
Selling commissions and dealer manager fees	—	—	(36,581)	—	—	(36,581)	—
Issuer costs	—	—	(3,505)	—	—	(3,505)	—
Net loss	—	—	—	(25,465)	—	(25,465)	(5,951)
Foreign currency translation adjustment	—	—	—	—	1,347	1,347	916
Balance as of December 31, 2010	41,287	$ 41	$350,561	$(25,873)	$ 1,347	$326,076	$38,309
Issuance of common shares	49,479	50	492,716	—	—	492,766	—
Contribution from noncontrolling interest	—	—	—	—	—	—	97
Distributions declared	—	—	(47,198)	—	—	(47,198)	(15)
Distributions on Convertible Preferred Equity Certificates ("CPEC")	—	—	—	—	—	—	(3,793)
Redemption of common shares	(743)	(1)	(7,190)	—	—	(7,191)	—
Selling commissions and dealer manager fees	—	—	(46,187)	—	—	(46,187)	—
Issuer costs	—	—	(4,086)	—	—	(4,086)	—
Net loss	—	—	—	(57,017)	—	(57,017)	(1,592)
Foreign currency translation adjustment	—	—	—	—	(21,088)	(21,088)	323
Balance as of December 31, 2011	90,023	$ 90	$738,616	$(82,890)	$(19,741)	$636,075	$33,329

See notes to the consolidated financial statements.

HINES GLOBAL REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (58,609)	$ (31,416)	$ (562)
Adjustments to reconcile net loss to net cash from operating activities:			
Depreciation and amortization	58,327	17,214	—
Organizational expenses	—	—	337
Other gains	—	(26)	—
(Gain) loss on interest rate swap contracts	16,523	(2,804)	—
Changes in assets and liabilities:			
Change in other assets	823	(527)	(2)
Change in tenant and other receivables	(5,188)	(6,725)	—
Change in deferred leasing costs	(1,494)	(700)	—
Change in accounts payable and accrued expenses	7,638	7,123	53
Change in other liabilities	3,259	578	—
Change in due to affiliates	2,712	586	169
Net cash from operating activities	23,991	(16,697)	(5)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investments in property and acquired lease intangibles	(613,513)	(506,237)	—
Deposits on investment property	(24,404)	—	—
Investments in real estate loans receivable	(4,919)	—	—
(Increase) decrease in restricted cash	(6,299)	(349)	—
Net cash from investing activities	(649,135)	(506,586)	—
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	468,730	372,487	32,398
Contribution from noncontrolling interest	93	44,925	190
Redemption of common shares	(7,082)	(950)	—
Payments of issuer costs	(4,481)	(4,730)	(1,500)
Payment of selling commissions and dealer manager fees	(46,766)	(36,110)	(2,915)
Distributions paid to stockholders and noncontrolling interests	(22,751)	(5,808)	—
Proceeds from notes payable	157,009	278,657	—
Proceeds from related party notes payable	8,403	—	—
Payments on notes payable	(3,151)	—	—
Change in security deposit liability, net	(30)	81	—
Deferred financing costs paid	(3,961)	(6,959)	—
Net cash from financing activities	546,013	641,593	28,173
Effect of exchange rate changes on cash	(1,332)	475	—
Net change in cash and cash equivalents	(80,463)	118,785	28,168
Cash and cash equivalents, beginning of period	146,953	28,168	—
Cash and cash equivalents, end of period	$ 66,490	$ 146,953	$28,168

See notes to the consolidated financial statements.

1. ORGANIZATION

Hines Global REIT, Inc. (the "Company"), was formed as a Maryland corporation on December 10, 2008 under the General Corporation Law of the state of Maryland for the purpose of engaging in the business of investing in and owning commercial real estate properties and other real estate investments. Beginning with its taxable year ended December 31, 2009, the Company operated and intends to continue to operate in a manner to qualify as a real estate investment trust ("REIT") for federal income tax purposes. The business of the Company is managed by Hines Global REIT Advisors LP (the "Advisor"), an affiliate of Hines Interests Limited Partnership ("Hines"), pursuant to the Advisory Agreement, between the Company, the Advisor and the Operating Partnership (defined below).

On August 5, 2009, the Company commenced its initial public offering of up to $3.5 billion in shares of common stock for sale to the public (the "Offering") through which it has received gross offering proceeds of $905.4 million from the sale of 90.9 million shares through December 31, 2011. The Company engaged Hines Securities, Inc., (the "Dealer Manager"), an affiliate of Hines, to serve as the dealer manager for the Offering. The Dealer Manager is responsible for marketing the Company's shares being offered pursuant to the Offering. The Company has invested and intends to continue to invest the net proceeds from the Offering in a diversified portfolio of quality commercial real estate properties and other real estate investments throughout the United States and internationally. Properties purchased by the Company may have varying uses including office, retail, industrial, multi-family residential and hospitality or leisure. The Company may invest in operating properties, properties under development, and undeveloped properties such as land. In addition, the Company may also make other real estate investments including investments in equity or debt interests, which may include securities in other real estate entities and debt related to real estate.

The Company made its initial real estate investment in June 2010 and owned interests in 12 properties as of December 31, 2011. The Company's investments consisted of the following:

- Domestic office properties (seven properties)
- Domestic industrial properties (one property)
- International office properties (two properties)
- International mixed-use properties (one property)
- International industrial properties (one property)

In addition, the Company has the following other real estate investments as of December 31, 2011:

- One Waterwall JV — 93% interest in a joint venture that was formed to invest in a multi-family development project in Houston, Texas. An affiliate of Hines owns the remaining 7% interest in this joint venture. The joint venture acquired the land in December 2011. Construction is expected to begin in June 2012 and be completed by March 2014, although there can be no assurances as to when construction will be completed. See "Joint Ventures and Noncontrolling Interests" below for additional information regarding this joint venture.

- Ashford at Brookhaven Development — $3.25 million loan commitment to a multi-family development project in Atlanta, Georgia, which is being developed by an affiliate of Hines. The Company is providing pre-construction financing to the project and has a $1.9 million loan receivable outstanding as of December 31, 2011. The project acquired the land in November 2011. Construction is expected to begin in July 2012 and be completed by December 2013, although there can be no assurances as to when construction will be completed.

- Flagship Capital JV — 97% interest in a joint venture with Flagship Capital GP, which was formed to provide approximately $39.0 million of financing for real estate projects. The joint venture has a $2.9

million loan receivable outstanding as of December 31, 2011. Flagship Capital GP owns the remaining 3% interest in the joint venture. See "Joint Ventures and Noncontrolling Interests" below for additional information regarding this joint venture.

Joint Ventures and Noncontrolling Interests

On January 7, 2009, the Company and Hines Global REIT Associates Limited Partnership ("HALP"), an affiliate of the Advisor, formed Hines Global REIT Properties, LP (the "Operating Partnership"). The Company conducts substantially all of its operations through the Operating Partnership. On January 14, 2009, the Company and HALP made initial capital contributions to the Operating Partnership of $10,000 and $190,000, respectively and accordingly, HALP owned a 95.0% noncontrolling interest in the Operating Partnership. As of December 31, 2011 and 2010, HALP owned a 0.02% and 0.1% interest in the Operating Partnership, respectively.

In June 2010, the Operating Partnership and Moorfield Real Estate Fund II GP Ltd. ("Moorfield") formed Hines Moorfield UK Venture I S.A.R.L., (the "Brindleyplace JV") and, on July 7, 2010, the Brindleyplace JV acquired several properties located in Birmingham, England (the "Brindleyplace Project"). The Brindleyplace Project consists of five office buildings including ground-floor retail, restaurant and theatre space, and a 903-space multi-story parking garage. The Company owns a 60% interest in the Brindleyplace JV and Moorfield holds the remaining 40% interest.

The Company has concluded its investment in the Brindleyplace JV does not qualify as a variable interest entity ("VIE") under the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 810 "Consolidation." Based on the Company's majority voting interest as well as certain additional voting rights and other factors, the Company has consolidated the Brindleyplace JV and its wholly-owned subsidiaries in its financial statements.

In June 2011, a wholly-owned subsidiary of the Operating Partnership entered into a Limited Partnership Agreement with Flagship Capital, GP for the formation of Flagship Capital Partners Fund, LP (the "Flagship JV") for the purpose of originating approximately $39.0 million of real estate loans. The Company has committed to investing up to $30.0 million into the Flagship JV and owns a 96.77% interest in the Flagship JV as a result. Flagship Capital, GP has committed to investing up to $1.0 million and owns the remaining 3.23% interest. Flagship Capital, GP serves as the general partner and will manage the day-to-day activities of the Flagship JV. Both partners have equal voting rights and distributions from the Flagship JV will initially be paid to the fund partners based on their pro rata ownership. Since the voting rights of each of the partners are disproportionate to their ownership interests, the Company has concluded that the Flagship JV qualifies as a VIE under ASC 810. Further, the Company has determined that it is the primary beneficiary due to its ability to exercise significant control and influence over the Flagship JV as well as certain other factors. As a result, the Company has consolidated the Flagship JV and its wholly-owned subsidiaries in its financial statements.

In December 2011, a wholly-owned subsidiary of the Operating Partnership entered into a Limited Partnership Agreement with an affiliate of Hines for the formation of Hines One Waterwall Holdings LP (the "One Waterwall JV"), a Delaware limited liability company, for the purpose of developing a multi-family project in Houston, Texas. Hines serves as the initial general partner and as the development partner and the subsidiary of the Operating Partnership is the initial limited partner. The Company has concluded its investment in the One Waterwall JV qualifies as a VIE under ASC 810. Further, it has determined that it is the primary beneficiary since it has greater exposure to the variability of One Waterwall JV's economic performance as well as certain other factors. As a result, the Company has consolidated the One Waterwall JV and its wholly-owned subsidiaries in its financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company evaluates its assumptions and estimates on an ongoing basis. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. Additionally, application of the Company's accounting policies involves exercising judgments regarding assumptions as to future uncertainties. Actual results may differ from these estimates under different assumptions or conditions.

Basis of Presentation

The consolidated financial statements of the Company include the accounts of Hines Global REIT, Inc., the Operating Partnership and its wholly-owned subsidiaries and the joint ventures as well as amounts related to noncontrolling interests. All intercompany balances and transactions have been eliminated in consolidation.

International Operations

The British pound ("GBP") is the functional currency for the Company's subsidiaries operating in the United Kingdom and the Russian rouble ("RUB") is the functional currency for the Company's subsidiaries operating in Russia. These subsidiaries have translated their financial statements into U.S. dollars for reporting purposes. Assets and liabilities are translated at the exchange rate in effect as of the balance sheet date while income statement accounts are translated using the average exchange rate for the period and significant non-recurring transactions using the rate on the transaction date. Gains or losses resulting from translation are included in accumulated other comprehensive income (loss) within stockholders' equity. Upon disposal of these subsidiaries, the Company will remove the accumulated translation adjustment from stockholders' equity and include it in the gain or loss on disposal in its consolidated statement of operations.

These subsidiaries may have transactions denominated in currencies other than their functional currency. In these instances, assets and liabilities are remeasured into the functional currency at the exchange rate in effect at the end of the period and income statement accounts are remeasured at the average exchange rate for the period. These gains or losses are included in the Company's results of operations.

These subsidiaries also record gains or losses in the income statement when a transaction with a third party, denominated in a currency other than its functional currency, is settled and the functional currency cash flows realized are more or less than expected based upon the exchange rate in effect when the transaction was initiated.

Investment Property and Lease Intangibles

Real estate assets acquired by the Company are stated at fair value at the date of acquisition less accumulated depreciation. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally 10 years for furniture and fixtures, 15-20 years for electrical and mechanical installations and 40 years for buildings. Major replacements that extend the useful life of the assets are capitalized and maintenance and repair costs are expensed as incurred.

Acquisitions of properties are accounted for utilizing the acquisition method and, accordingly, are recorded at the estimated fair values of the assets acquired and liabilities assumed. The results of operations of acquired properties are included in the Company's results of operations from their respective dates of acquisition. Estimates of fair values are based upon estimates of future cash flows and other valuation techniques that the Company believes are similar to those used by market participants and are used to record the purchase of identifiable assets acquired, such as land, buildings and improvements, equipment and identifiable intangible assets related to in-place leases and liabilities assumed, such as amounts related to acquired out-of-market leases, asset retirement obligations, mortgage notes payable and any goodwill or gain on purchase. Values of buildings and improvements are determined on an as if vacant basis. Initial valuations are subject to change until such information is finalized, no later than 12 months from the acquisition date. Acquisition-related costs such as transaction costs and acquisition fees paid to the Advisor are expensed as incurred.

The estimated fair value of acquired in-place leases are the costs the Company would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include the fair value of leasing commissions, legal costs and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, the Company evaluates the time period over which such occupancy levels would be achieved. Such evaluation will include an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition are amortized over the remaining lease terms. Should a tenant terminate its lease, the unamortized portion of the in-place lease value is charged to amortization expense.

Acquired out-of-market lease values (including ground leases) are recorded based on the present value (using an interest rate that reflects the risks associated with the lease acquired) of the difference between the contractual amounts paid pursuant to the in-place leases and management's estimate of fair market value lease rates for the corresponding in-place leases. The capitalized out-of-market lease values are amortized as adjustments to rental revenue (or ground lease expense, as applicable) over the remaining terms of the respective leases, which include periods covered by bargain renewal options. Should a tenant terminate its lease, the unamortized portion of the out-of-market lease value is charged to rental revenue.

Management estimates the fair value of assumed mortgage notes payable based upon indications of then-current market pricing for similar types of debt with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the outstanding principal balance of the note will be amortized over the life of the mortgage note payable.

Real estate assets are reviewed for impairment each reporting period if events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In such an event, a comparison will be made of the current and projected operating cash flows and expected proceeds from the eventual disposition of each property on an undiscounted basis to the carrying amount of such property. If the carrying amount exceeds the undiscounted cash flows, it would be written down to the estimated fair value to reflect impairment in the value of the asset. The determination of whether investment property is impaired requires a significant amount of judgment by management and is based on the best information available to management at the time of the evaluation. No impairment charges were recorded during the years ended December 31, 2011 and 2010.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

Restricted Cash

As of December 31, 2011 and 2010, the Company had restricted cash of approximately $6.9 million and $348,000, respectively, related to certain escrows required by several of the Company's mortgage agreements. Specifically, $4.5 million of the restricted cash related to a reserve that the Brindleyplace JV is required to fund for the refurbishment of one of its buildings.

Concentration of Credit Risk

As of December 31, 2011, the Company had cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. Management regularly monitors the financial stability of these financial institutions in an effort to manage the Company's exposure to any significant credit risk in cash and cash equivalents or restricted cash. The Federal Deposit Insurance Corporation (the "FDIC") generally only insures limited amounts per depositor per insured bank. From October 3, 2008 through December 31, 2013, the FDIC insures amounts up to $250,000 per depositor per insured bank. Unlimited deposit insurance coverage is available to the Company's non-interest bearing transaction accounts held at those institutions participating in the FDIC's Temporary Liquidity Guarantee Program through December 31, 2013.

In addition, as of December 31, 2011, the Company had $26.2 million of cash and cash equivalents deposited in certain financial institutions located in the United Kingdom and Russia. Management regularly monitors the financial stability of these financial institutions in an effort to manage its exposure to any significant credit risk in cash and cash equivalents.

Tenant and Other Receivables

Receivable balances consist primarily of base rents, tenant reimbursements and receivables attributable to straight-line rent. An allowance for the uncollectible portion of tenant and other receivables is determined based upon an analysis of the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. Tenant and other receivables are shown at cost, net of any applicable allowance for doubtful accounts. As of December 31, 2011 and 2010, no such allowances have been recorded.

Deferred Leasing Costs

Direct leasing costs, primarily consisting of third-party leasing commissions, tenant inducements and legal costs are capitalized and amortized over the life of the related lease. Tenant inducement amortization is recorded as an offset to rental revenue and the amortization of other direct leasing costs is recorded in amortization expense. Tenant inducement amortization was approximately $170,000 and $60,000 for the years ended December 31, 2011 and 2010, respectively and was recorded as an offset to rental revenue. In addition, the Company recorded approximately $95,000 and $11,000 as amortization expense related to other direct leasing costs for the years ended December 31, 2011 and 2010, respectively.

Deferred Financing Costs

Deferred financing costs consist of direct costs incurred in obtaining debt financing, including the financing fees paid to the Advisor (see Note 7 — Related Party Transactions). These costs are amortized into interest expense on a straight-line basis, which approximates the effective interest method, over the terms of the obligations. For the years ended December 31, 2011 and 2010, respectively, approximately $1.8 million and $456,000, was amortized into interest expense.

Other Assets

Other assets included the following (in thousands):

	December 31, 2011	December 31, 2010
Deposits	$ 24,404(1)	$ —
Loans receivable	4,813(2)	—
Other	2,796	553
Other Assets	$ 32,013	$ 553

(1) Represents amount paid in relation to pending real estate acquisitions which are expected to be completed on or before April 16, 2012.

(2) Outstanding loans receivable related to the Flagship Capital JV and the Ashford at Brookhaven Development. See Note 1 — Organization for additional information.

Revenue Recognition

Rental payments are generally paid by tenants prior to the beginning of each month or quarter. As of December 31, 2011 and 2010, respectively, the Company recorded liabilities of $11.0 million and $1.5 million related to prepaid rental payments, which were included in other liabilities in the accompanying consolidated balance sheet. The Company recognizes rental revenue on a straight-line basis over the life of the lease including rent holidays, if any. Straight-line rent receivable was $5.4 million and $1.6 million as of December 31, 2011 and 2010, respectively and was included in tenant and other receivables, net in the consolidated balance sheets. Straight-line rent receivable consists of the difference between the tenants' rents calculated on a straight-line basis from the date of acquisition or lease commencement over the remaining terms of the related leases and the tenants' actual rents due under the lease agreements and is included in tenant and other receivables in the accompanying consolidated balance sheets. Revenues associated with operating expense recoveries are recognized in the period in which the expenses are incurred based upon the tenant lease provisions. Revenues relating to lease termination fees are generally recognized at the time that a tenant's right to occupy the space is terminated and when the Company has satisfied all obligations under the agreement.

Other revenues consist primarily of parking revenue and tenant reimbursements. Parking revenue represents amounts generated from contractual and transient parking and is recognized in accordance with contractual terms or as services are rendered. Other revenues relating to tenant reimbursements are recognized in the period that the expense is incurred.

Issuer Costs

The Company reimburses the Advisor for any issuer costs related to the Offering that it pays on the Company's behalf. Such costs consist of, among other costs, expenses of the Company's organization, legal, accounting, bona fide out-of-pocket itemized and detailed due diligence costs, printing, filing fees, transfer agent costs, postage, escrow fees, data processing fees, advertising and sales literature and other offering-related costs. The Company did not have an obligation to reimburse the Advisor for any issuer costs until it achieved its minimum offering requirements on October 19, 2009. Therefore, the Company did not record issuer costs within its financial statements until that time. Organizational issuer costs, such as expenses associated with the formation of the Company and its board of directors are expensed and other issuer costs related to the Offering are recorded as an offset to additional paid-in capital.

Income Taxes

The Company has elected to be treated as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). The Company's management believes that it operates in such a manner as to qualify for treatment as a REIT and intends to operate in the foreseeable future in such a manner so that it will remain qualified as a REIT for federal income tax purposes. Accordingly, no provision has been made for U.S. federal income taxes for the years ended December 31, 2011, 2010 and 2009 in the accompanying consolidated financial statements.

In connection with the operation of its international properties, the Company has recorded a provision for foreign income taxes of approximately $2.9 million and $657,000 for the years ended December 31, 2011 and 2010, respectively, in accordance with tax laws and regulations in Great Britain, Luxembourg and Russia.

Redemption of Common Stock

The Company complies with FASB ASC 480 "Distinguishing Liabilities from Equity" which requires, among other things, that financial instruments that represent a mandatory obligation of the Company to repurchase shares be classified as liabilities and reported at settlement value. When approved, the Company will reclassify such obligations from equity to an accrued liability based upon their respective settlement values. The Company has recorded liabilities of approximately $702,000 and $593,000 in accounts payable and accrued expenses in the accompanying consolidated balance sheet as of December 31, 2011 and 2010, respectively, related to shares tendered for redemption and approved by the board of directors, but which were not redeemed until the subsequent month. Such amounts have been included in redemption of common shares in the accompanying consolidated statements of equity.

Per Share Data

Net loss per common share is calculated by dividing the net loss attributable to common stockholders for each period by the weighted average number of common shares outstanding during such period. Net loss per common share on a basic and diluted basis is the same because the Company has no potentially dilutive common shares outstanding.

Recent Accounting Pronouncements

In May 2011, the FASB issued guidance on fair value measurements. This guidance results in a consistent definition of fair value and common requirements for measurement of and expanded disclosure about fair value between GAAP and International Financial Reporting Standards. The adoption of this guidance is effective prospectively for interim and annual periods beginning after December 15, 2011 and is not expected to have a material effect on the classification or measurement of fair value in the Company's financial statements but is not expected to result in additional disclosure.

In June 2011, the FASB issued guidance on the presentation of comprehensive income. This guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The adoption of this guidance is effective for interim and annual periods beginning after December 15, 2011. Further, in December 2011, the board deferred the effective date pertaining only to the presentation of reclassification adjustments out of accumulated other comprehensive income. The adoption of this guidance is not expected to have a material effect on the Company's financial statements but may result in additional disclosures.

In December 2011, the FASB issued guidance on disclosures about offsetting assets and liabilities. This guidance results in enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either ASC 210-20-45 or ASC 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either ASC 210-20-45 or ASC 815-10-45. The adoption of this guidance is effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The adoption of this guidance is not expected to have a material effect on the Company's financial statements.

In December 2011, the FASB issued guidance to resolve the diversity in practice about whether the derecognition criteria for real estate sales applies to a parent that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt. This guidance is effective beginning July 1, 2012 and is not expected to have a material effect on the Company's financial statements.

3. INVESTMENT PROPERTY

Investment property consisted of the following amounts as of December 31, 2011 and 2010 (in thousands):

	2011	2010
Buildings and improvements	$892,743	$443,592
Less: accumulated depreciation	(18,991)	(3,893)
Buildings and improvements, net	873,752	439,699
Land	76,678	9,330
Investment property, net	$950,430	$449,029

As of December 31, 2011, the cost basis and accumulated amortization related to lease intangibles was as follows (in thousands):

	Lease Intangibles		
	In-Place Leases	Out-of-Market Lease Assets	Out-of-Market Lease Liabilities
Cost	$ 290,696	$ 61,689	$ (19,344)
Less: accumulated amortization	(44,935)	(6,177)	3,077
Net	$ 245,761	$ 55,512	$ (16,267)

As of December 31, 2010, the cost basis and accumulated amortization related to lease intangibles was as follows (in thousands):

	Lease Intangibles		
	In-Place Leases	Out-of-Market Lease Assets	Out-of-Market Lease Liabilities
Cost	$ 139,561	$ 34,000	$ (6,674)
Less: accumulated amortization	(11,241)	(1,284)	748
Net	$ 128,320	$ 32,716	$ (5,926)

Amortization expense of in-place leases was $37.6 million and $12.1 million for the years ended December 31, 2011 and 2010, respectively. Amortization of out-of-market leases was a decrease to rental revenue of approximately $2.7 million and $492,000 for the years ended December 31, 2011 and 2010, respectively.

Anticipated amortization of in-place leases and out-of-market leases, net, for each of the years ending December 31, 2012 through December 31, 2016 are as follows (in thousands):

	In-Place Leases	Out-of-Market Leases, Net
2012	$ 43,884	$ 4,604
2013	40,175	4,545
2014	35,046	4,182
2015	29,620	4,585
2016	23,689	3,922

Leases

The company has entered into non-cancelable lease agreements with tenants for space. As of December 31, 2011, the approximate fixed future minimum rentals for each of the years ending December 31, 2012 through 2016 and thereafter were as follows (in thousands):

	Fixed Future Minimum Rentals
2012	$ 101,000
2013	99,507
2014	93,435
2015	84,061
2016	68,514
Thereafter	265,320
Total	$ 711,837

Of the Company's total rental revenue for the year ended December 31, 2011, approximately 17% was earned from a tenant in the accounting industry, who has leases that expire in 2016, 2019, and 2024, approximately 11% was earned from a tenant in the legal services industry whose lease expires in 2016 and approximately 11% was earned from a tenant in the education services industry whose leases expire in 2019.

Of the Company's total rental revenue for the year ended December 31, 2010, approximately 12% was earned from a tenant in the telecom industry, whose lease expires in 2012 and approximately 10% was earned from a tenant in the accounting industry who has leases that expire in 2016 and 2024.

Real Estate Acquisitions

The amounts recognized for major assets acquired as of the acquisition date were determined by allocating the purchase price of each property acquired in 2011 and 2010 as follows (in thousands):

Property Name	Location	Acquisition Date	Building and Improvements	Land	In-place Lease Intangibles	Out-of-market lease intangibles, net	Discount (premium) on assumed mortgage loan	Total
2011								
Stonecutter Court(1)	London, England	3/2011	$ 90,677(2)	$ —	$53,317	$ 1,598	$ —	$145,592
FM Logistic	Moscow, Russia	4/2011	$ 51,588	$ 5,320	$15,780	$(1,840)	$ —	$ 70,848
Gogolevsky 11	Moscow, Russia	8/2011	$ 85,120	$ —	$11,150	$ (170)	$ —	$ 96,100
250 Royall	Canton, Massachusetts	9/2011	$ 22,860	$ 8,910	$11,500	$13,730	$ —	$ 57,000
Campus at Marlborough	Marlborough, Massachusetts	10/2011	$ 54,710	$23,310	$23,770	$ 1,210	$ —	$103,000
Fisher Plaza	Seattle, Washington	12/2011	$111,390(3)	$19,560	$29,680	$ (630)	$ —	$160,000
9320 Excelsior	Hopkins, Minnesota	12/2011	$ 51,110	$ 2,730	$14,460	$ 1,170	$ —	$ 69,470

Property Name	Location	Acquisition Date	Building and Improvements	Land	In-place Lease Intangibles	Out-of-market lease intangibles, net	Discount (premium) on assumed mortgage loan	Total
2010								
17600 Gillette	Irvine, California	6/2010	$ 7,250	$2,800	$ 4,420	$ 5,880	$ —	$ 20,350
Brindleyplace Project	Birmingham, England	7/2010	$207,592	$ —	$70,922	$ 3,959	$ —	$282,473
Hock Plaza	Durham, North Carolina	9/2010	$ 69,704	$1,220	$18,790	$ 5,350	$2,869	$ 97,933
Southpark	Austin, Texas	10/2010	$ 20,507	$3,920	$ 5,870	$ 1,610	$ (720)	$ 31,187
Fifty South Sixth	Minneapolis, Minnesota	11/2010	$134,262	$1,390	$38,900	$10,440	$ —	$184,992

(1) These amounts were translated from GBP to U.S. dollars at a rate of $1.61 per GBP, based on the exchange rate in effect on the date of acquisition.

(2) Amount includes approximately $668,000 of deferred tax assets related to net operating loss carry-forwards at date of acquisition.

(3) Amount includes approximately $208,000 of other assets at date of acquisition.

The table below includes the amounts of revenue and net income (loss) of each of the acquisitions completed during the year ended December 31, 2011, which are included in the Company's consolidated results of operations for the year ended December 31, 2011 (in thousands):

2011 Acquisitions		For the Year Ended December 31, 2011
Stonecutter Court	Revenue	$ 8,264
	Net loss	$ (11,045)
FM Logistic	Revenue	$ 5,937
	Net income	$ 1,691
Gogolevsky 11	Revenue	$ 3,994
	Net loss	$ (1,102)
250 Royall	Revenue	$ 1,885
	Net income	$ 286
Campus at Marlborough	Revenue	$ 2,529
	Net loss	$ (440)
Fisher Plaza	Revenue	$ 975
	Net loss	$ (310)
9320 Excelsior	Revenue	$ 76
	Net loss	$ (134)

The table below includes the amounts of revenue and net income (loss) of each of the acquisitions completed during the year ended December 31, 2010, which are included in the Company's consolidated results of operations for the year ended December 31, 2010 (in thousands):

2010 Acquisitions		For the Year Ended December 31, 2010
17600 Gillette	Revenue	$ 1,213
	Net loss	$ (1)
Brindleyplace Project	Revenue	$ 15,741
	Net loss	$ (18,817)
Hock Plaza	Revenue	$ 3,251
	Net loss	$ (868)
Southpark	Revenue	$ 681
	Net loss	$ (607)
Fifty South Sixth	Revenue	$ 3,988
	Net income	$ 2,421

The following consolidated information is presented as if all of the properties in which the Company owned interests as of December 31, 2011 were acquired on January 1, 2010. This information excludes activity that is non-recurring and not representative of our future activity, primarily acquisition expenses of $9.2 million and $15.5 million for the years ended December 31, 2011 and 2010, respectively. The information below is not necessarily indicative of what the actual results of operations would have been had we completed these transactions on January 1, 2010, nor does it purport to represent our future operations (amounts in thousands, except per share amounts):

	Unaudited Pro forma Year Ended December 31,	
	2011	2010
Revenue	$150,432	$152,075
Net loss	$(35,850)	$ (9,065)
Basic and diluted loss per common share	$ (0.53)	$ (0.12)

Potential Acquisition

Poland Logistics Portfolio

On December 22, 2011, wholly-owned subsidiaries of the Operating Partnership entered into a series of five related contracts with affiliates of ProLogis European Holdings to acquire five separate logistics facilities in Poland (collectively, the "Poland Logistics Portfolio"). Each of the Poland Logistics Portfolio properties was constructed between 1995 and 2009 and, on a combined basis the Poland Logistics Portfolio consists of 2,270,056 square feet of rentable area that is 93.4% leased to 26 tenants. The total contract purchase price for the entire Poland Logistics Portfolio is €118.4 million Euro (approximately $155.0 million based on a rate of $1.31 per Euro as of the transaction date), exclusive of transaction costs and working capital reserves. The Company expects to close on this acquisition using proceeds from the Offering and debt financings. The Company has paid $23.5 million in earnest money deposits and expects the closing of this acquisition to occur on or about March 29, 2012 subject to a number of closing conditions. There is no guarantee that this acquisition will be consummated, and, if the Company elects not to close on the acquisition of the Poland Logistics Portfolio, the Company could forfeit its earnest money deposits. On March 19, 2012, the Company executed a Bridge Loan Agreement to provide temporary financing for this acquisition. See Note 13 — Subsequent Events for additional information.

4. DEBT FINANCING

The following table includes all of the Company's outstanding notes payable as of December 31, 2011 and December 31, 2010 (in thousands, except interest rates):

Description	Origination or Assumption Date	Maturity Date	Interest Rate	Principal Outstanding at December 31, 2011	Principal Outstanding at December 31, 2010
SECURED MORTGAGE DEBT					
Brindleyplace Project	07/01/10	07/07/15	Variable(1)	$187,078	$187,296
Hock Plaza	09/08/10	12/06/15	5.58%	79,001	80,000
Southpark	10/19/10	12/06/16	5.67%	18,000	18,000
Fifty South Sixth	11/04/10	11/04/15	Variable(2)	95,000	95,000
Stonecutter Court	03/11/11	03/11/16	Variable(3)	86,629	—
Gogolevsky 11	08/25/11	04/07/21	Variable(4)	39,300	—
Campus at Marlborough	10/28/11	12/01/14	5.21%	57,123	—
Bridge Loan	12/15/11	04/15/12	Variable(5)	65,000	—
TOTAL PRINCIPAL OUTSTANDING				627,131	380,296
Unamortized Discount(6)				(1,571)	(2,001)
NOTES PAYABLE				$625,560	$378,295

(1) On July 1, 2010, subsidiaries of the Brindleyplace JV entered into a secured mortgage facility agreement in the aggregate amount of £121.1 million ($183.7 million assuming a rate of $1.52 per GBP based on the exchange rate in effect on the transaction date) with Eurohypo AG ("Eurohypo"). The amounts outstanding were translated from GBP to U.S. dollars at a rate of 1.55 per GBP for both December 31, 2011 and 2010. The loan has a floating interest rate of LIBOR plus a margin of 1.60%. Interest on approximately £90.8 million ($137.7 million assuming a rate of $1.52 per GBP based on the exchange rate in effect on the transaction date) of the loan balance was fixed at closing at 2.29% (3.89% including the 1.60% margin) through multiple 5-year interest rate swaps with Eurohypo. At December 31, 2011, the variable rate for the loan was 2.58%. See Note 5 — Derivative Instruments for additional information regarding the Company's interest rate swaps.

(2) This loan has a floating interest rate based on the higher of: (i) LIBOR, (ii) the Federal Funds Rate plus 0.5% or (iii) the Prime Rate. The loan requires monthly payments of interest only. The Company entered into a five-year interest rate swap in order to fix the interest rate at 1.37% (3.62% including the 2.25% margin). At December 31, 2011, the variable rate for the loan was 2.52%. See Note 5 — Derivative Instruments for additional information regarding the Company's interest rate swaps.

(3) In connection with the acquisition of Stonecutter Court, a wholly-owned subsidiary of the Operating Partnership, entered into a secured facility agreement in the amount of £57.0 million ($92.0 million assuming a rate of $1.61 per GBP based on the closing date). The loan requires quarterly interest payments and quarterly installments for the repayment of principal. This loan has a variable interest rate based on LIBOR plus a margin of 2.08%. Principal and interest payments are due quarterly through maturity. The loan may be repaid in full prior to maturity, subject to a prepayment premium if it is repaid in the first four years, and is prepayable at par thereafter. This amount was translated from GBP to U.S. dollars at a rate of $1.55 per GBP as of December 31, 2011. The Company entered into an interest rate swap agreement, which effectively fixed the interest rate of this borrowing at 2.71% (4.79% including the 2.08% margin). At December 31, 2011, the variable rate for the loan was 3.05%. See Note 5 — Derivative Instruments for additional information regarding the Company's interest rate swaps.

(4) In connection with the acquisition of Gogolevsky 11, a wholly-owned subsidiary of the Operating Partnership, assumed a secured mortgage facility agreement in the amount of $40.0 million. The loan requires quarterly interest payments and quarterly installments for the repayment of principal and has a floating interest rate of LIBOR plus a margin of 6.25%. At December 31, 2011, the variable rate for the loan was 6.73%.

(5) On December 15, 2011, a subsidiary of the Operating Partnership entered into a bridge loan agreement with a principal amount of $65.0 million, made by JPMorgan Chase Bank, N.A. The loan requires monthly interest payments based on a floating rate plus a margin of 2.25% (currently 2.55%) and repayment of principal on or before April 15, 2012. This loan was repaid in March 2012.

(6) The Company assumed notes payable in connection with various acquisitions, which were recorded at their estimated fair value as of the date of acquisition. The difference between the fair value at acquisition and the principal outstanding is amortized over the term of the related note.

Below is additional information regarding the terms and conditions of the Company's loans. See Note 7 — Related Party for a description of a related party note payable.

The Brindleyplace Project

On July 1, 2010, subsidiaries of the Brindleyplace JV entered into a secured mortgage facility agreement in the aggregate amount of £121.1 million ($183.7 million assuming a rate of $1.52 per GBP based on the exchange rate in effect on the transaction date) with Eurohypo AG ("Eurohypo"). The loan is secured by a mortgage and related security interests in the Brindleyplace Project and includes assignments of rent, leases and permits for the benefit of Eurohypo. This loan is non-recourse to the Company.

Eurohypo may exercise certain rights under the loan agreements, including the right of foreclosure and the right to accelerate payment of the entire balance of the loan (including fees and the prepayment premium) upon events of default, subject to the borrowers' ability to cure during a grace period. The events of default under the loan agreements include, among others, the insolvency of the borrowers or the Brindleyplace JV, the borrowers' inability to meet the loan-to-value or interest coverage covenants of the facility, the borrowers' failure to maintain insurance on the Brindleyplace Project and the failure of certain representations and warranties in the loan agreements to be true and correct in all material respects. The Company is not aware of any instances of noncompliance with covenants related to these loan agreements as of December 31, 2011.

Hock Plaza

On September 8, 2010, in connection with its acquisition of Hock Plaza, a subsidiary of the Operating Partnership entered into a loan assumption and substitution agreement whereby it assumed a first mortgage loan with an original principal amount of $80.0 million made by Bank of America, N.A., as trustee for the registered holders of GS Mortgage Securities Corporation II, Commercial Mortgage Pass-through Certificates, Series 2006-GG6, as successor by assignment to Greenwich Capital Financial Products, Inc. The loan required monthly payments of interest only until January 2011, with monthly payments of principal and interest due thereafter. The loan has a fixed interest rate of 5.58%, matures in December 2015 and is secured by a first priority lien on Hock Plaza and assignments of all personal property including its leases and rents. The loan documents permit prepayment, subject in certain instances to the payment of a prepayment premium. The loan documents contain customary events of default with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens. This loan is non-recourse to the Company. The Operating Partnership has provided a customary guaranty of certain of the loan obligations. If an event of default has not been cured and is continuing, the lender may declare that the principal and any unpaid interest are immediately due and payable. The Company is not aware of any instances of noncompliance with covenants related to these loan agreements as of December 31, 2011. At the time of acquisition, the fair value of this note was estimated to be $77.1 million, resulting in a discount of $2.9 million, which is being amortized into interest expense over the term of the note.

Southpark

On October 19, 2010, in connection with its acquisition of Southpark, a subsidiary of the Operating Partnership entered into a loan assumption and substitution agreement whereby it assumed a first mortgage loan with an original principal amount of $18.0 million made by Greenwich Capital Financial Products, Inc. The loan requires monthly payments of interest only. The loan has a fixed interest rate of 5.67%, matures in December 2016 and is secured by a first priority lien on Southpark and assignments of all personal property including its leases and rents. The loan documents permit prepayment, subject in certain instances to the payment of a prepayment premium. The loan documents contain customary events of default with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens. This loan is non-recourse to the Company. If an event of default has not been cured and is continuing, the lender may declare that the principal and any unpaid interest are immediately due and payable. The Company is not aware of any instances of noncompliance with covenants related to these loan agreements as of December 31, 2011. At the time of acquisition, the fair value of this note was estimated to be $18.7 million, resulting in a premium of approximately $720,000, which is being amortized into interest expense over the term of the note.

Fifty South Sixth

On November 4, 2010, in connection with its acquisition of Fifty South Sixth, a subsidiary of the Operating Partnership entered into a first mortgage loan agreement with a principal amount of $95.0 million, made by PB Capital Corporation. The initial maturity date for the loan is November 4, 2015, and the Company has the option to extend the term for two additional one-year periods. The loan is secured by a first priority lien on Fifty South Sixth and assignments of all the personal property including its leases and rents. The loan documents permit prepayment, subject in certain instances to a prepayment fee. The loan documents contain customary events of default with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens. This loan is non-recourse with standard carve-outs to the Company. If an event of default has not been cured and is continuing, the lender may declare that the principal and any unpaid interest are immediately due and payable. The Company is not aware of any instances of noncompliance with covenants related to these loan agreements as of December 31, 2011.

Stonecutter Court

On March 11, 2011, in connection with its acquisition of Stonecutter Court, a subsidiary of the Operating Partnership entered into a secured facility agreement Landesbank Baden-Württemberg ("LBBW"). The loan is secured by a mortgage and related security interests in Stonecutter Court and is non-recourse with respect to the Company. The loan documents also included assignments of rent, leases and permits for the benefit of LBBW. The loan matures on March 11, 2016, with the option to extend the maturity date by one year, and has a floating interest rate of LIBOR plus 2.08%. The 2.08% margin is subject to a 0.10% decrease or increase per annum depending on whether LBBW has taken the loan into coverage in accordance with the German Covered Bond Act. The loan may be repaid in full prior to maturity, subject to a prepayment premium if it is repaid in the first four years, and is prepayable at par thereafter.

LBBW may exercise certain rights under the loan documents, including the right of foreclosure and the right to accelerate payment of the entire balance of the loan (including fees and the prepayment premium) upon events of default. The loan documents contain customary events of default with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, customary financial covenants regarding the debt service cover ratio, sale of assets, failure to maintain insurance on Stonecutter Court and the failure of certain representations and warranties in the loan documents to be true and correct in all material respects, and customary covenants, including limitations on the incurrence of debt and granting of liens. If an event of default has not been cured and is continuing, LBBW may declare that the principal and any unpaid interest are immediately due and payable. The Company is not aware of any instances of noncompliance with covenants related to these loan agreements as of December 31, 2011.

Gogolevsky 11

On August 25, 2011, in connection with its acquisition of Gogolevsky 11, a subsidiary of the Operating Partnership entered into a loan assumption and substitution agreement whereby it assumed a first mortgage loan with an original principal amount of $40.0 million made by ZAO Raiffeisenbank. The loan requires quarterly installments for the repayment of interest and principal of $350,000 for the first 20 quarters, $450,000 principal payments for the 21st quarter through the 38th quarter and a final payment for the remaining principal outstanding. The loan is secured by a first priority lien on Gogolevsky 11 and assignments of all personal property including its leases and rents. The loan documents permit prepayment, subject in certain instances to the payment of a prepayment premium. The loan documents contain customary events of default with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens. This loan is non-recourse to the Company. If an event of default has not been cured and is continuing, the lender may declare that the principal and any unpaid interest are immediately due and payable. The Company is not aware of any instances of noncompliance with covenants related to these loan agreements as of December 31, 2011.

Campus at Marlborough

On October 28, 2011, in connection with its acquisition of Campus at Marlborough, a subsidiary of the Operating Partnership entered into a loan assumption and substitution agreement whereby it assumed a first mortgage loan with an original principal amount of $57.4 million made by Bear Stearns Commercial Mortgage, Inc. The loan requires monthly installments for the repayment of interest and principal of approximately $352,000. The loan is secured by a first priority lien on the Campus at Marlborough and assignments of all personal property including its leases and rents. The loan documents permit prepayment, subject in certain instances to the payment of a prepayment premium. The loan documents contain customary events of default with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens. This loan is non-recourse to the Company. If an event of default has not been cured and is continuing, the lender may declare that the principal and any unpaid interest are immediately due and payable. The Company is not aware of any instances of noncompliance with covenants related to these loan agreements as of December 31, 2011.

Principal Payments on Notes Payable

The Company is required to make principal payments on its outstanding notes payable as follows for each of the years ending December 31, 2012 through December 31, 2016 and for the period thereafter (in thousands):

	Payments due by Year					
Notes Payable	2012	2013	2014	2015	2016	Thereafter
Principal payments	$70,507	$5,751	$67,626	$361,073	$98,478	$32,100

5. DERIVATIVE INSTRUMENTS

Interest rate swap contracts are entered into as economic hedges against the variability of future interest rates on the Company's variable interest rate borrowings. These swaps effectively fixed the interest rates on each of the loans to which they relate. The Company has not designated any of these contracts as cash flow hedges for accounting purposes.

The tables below provide additional information regarding each of the Company's interest rate swap contracts. The notional amounts reported are in USD and, with respect to the first five contracts listed below, have been converted from GBP, at a rate of $1.55 per GBP as of December 31, 2011 (in thousands):

Effective Date	Expiration Date	Notional Amount	Interest Rate Received	Interest Rate Paid
July 7, 2010	July 7, 2015	$ 22,500	LIBOR	2.29%
July 7, 2010	July 7, 2015	$ 43,191	LIBOR	2.29%
July 7, 2010	July 7, 2015	$ 20,089	LIBOR	2.29%
July 7, 2010	July 7, 2015	$ 34,653	LIBOR	2.29%
July 7, 2010	July 7, 2015	$ 19,875	LIBOR	2.29%
November 4, 2010	November 4, 2015	$ 95,000	LIBOR	1.37%
March 11, 2011	March 11, 2016	$ 88,082	LIBOR	2.71%

	Asset (Liability) Derivatives Fair Value	
	December 31, 2011	December 31, 2010
Derivatives not designated as hedging instruments for accounting purposes:		
Interest rate swap contracts — Asset	$ —	$ 2,765
Interest rate swap contracts — Liability	(13,241)	(38)
Total derivatives, net	$ (13,241)	$ 2,727

	Year Ended December 31,		
	2011	2010	2009
Gain (loss) on interest rate swap contracts, net	$ (16,523)	$ 2,800	$ —
Total	$ (16,523)	$ 2,800	$ —

6. DISTRIBUTIONS

With the authorization of its board of directors, the Company declared distributions to its stockholders and HALP for the period from October 20, 2009 through December 31, 2011. These distributions were calculated based on stockholders of record for each day in an amount equal to $0.00191781 per share, per day, which, based on a purchase price of $10.00 per share, equated to a 7% annualized distribution rate over that period.

As a result of market conditions and the Company's goal of increasing its distribution coverage with cash flow from operations, the Company has declared distributions for the months of January 2012 — March 2012 at an amount equal to $0.0017808 per share, per day, which based on a purchase price of $10.00 per share, would equate to a 6.5% annualized distribution rate if it were maintained every day for a twelve-month. This annualized distribution rate represents a decrease of approximately 7% from the annualized distribution rate that was declared for the period from October 20, 2009 through December 31, 2011.

Distributions for the period from October 20, 2009 through February 28, 2010 were paid on March 1, 2010. Distributions for subsequent months have been or will be paid monthly on the first business day following the completion of each month to which they relate. All distributions were or will be paid in cash or reinvested in shares of the Company's common stock for those participating in its distribution reinvestment plan.

In addition, the Brindleyplace JV declared distributions in the amount of $3.8 million and $1.6 million to Moorfield for the years ended December 31, 2011 and 2010, respectively, related to the operations of the Brindleyplace Project. The table below outlines the Company's total distributions declared to stockholders and noncontrolling interests (HALP and Moorfield) for each of the quarters during 2011 and 2010, including the breakout between the distributions paid in cash and those reinvested pursuant to the Company's distribution reinvestment plan (in thousands):

	Stockholders			Noncontrolling Interests
Distributions for the Three Months Ended	Cash Distributions	Distributions Reinvested	Total Declared	Total Declared
2011				
December 31, 2011	$ 7,261	$ 7,813	$ 15,074	$ 946
September 30, 2011	6,288	6,881	13,169	946
June 30, 2011	4,969	5,770	10,739	932
March 31, 2011	3,769	4,447	8,216	984
Total	$ 22,287	$ 24,911	$ 47,198	$ 3,808
2010				
December 31, 2010	$ 2,806	$ 3,386	$ 6,192	$ 794
September 30, 2010	1,860	2,303	4,163	812
June 30, 2010	977	1,368	2,345	4
March 31, 2010	395	602	997	4
Total	$ 6,038	$ 7,659	$ 13,697	$ 1,614

7. RELATED PARTY TRANSACTIONS

The table below outlines fees and expense reimbursements incurred that are payable by the Company to Hines and its affiliates for the years ended December 31, 2011, 2010 and 2009 and amounts unpaid as of December 31, 2011 and 2010 (in thousands):

	Incurred During the Year Ended December 31,			Unpaid as of December 31,	
Type and Recipient	2011	2010	2009	2011	2010
Selling Commissions — Dealer Manager	$ 34,467	$ 27,255	$ 2,405	$ 286	$ 663
Dealer Manager Fee — Dealer Manager	$ 11,720	$ 9,326	$ 817	(87)	116
Issuer Costs — the Advisor	$ 4,086	$ 3,505	$ 3,550	431	826
Acquisition Fee — the Advisor	$ 14,160	$ 9,980	$ —	1,486	—
Asset Management Fee — the Advisor	$ 6,294	$ 1,256	$ —	935	292
Debt Financing Fee — the Advisor	$ 1,894	$ 3,032	$ —	—	—
Other(1) — the Advisor	$ 1,652	$ 1,022	$ 228	409	202
Property Management Fee — Hines	$ 1,268	$ 211	$ —	70	17
Construction Management Fee- Hines	$ 263	$ —	$ —	263	—
Leasing Fee — Hines	$ 70	$ —	$ —	—	—
Expense Reimbursement- Hines (with respect to management and operations of the Company's properties)	$ 2,227	$ 482	$ —	331	51
Note Payable — Hines	$ —	$ —	$ —	8,403	—
Due to Affiliates				$ 12,527	$ 2,167

(1) Includes amounts the Advisor paid on behalf of the Company such as general and administrative expenses and acquisition-related expenses. These amounts are generally reimbursed to the Advisor during the month following the period in which they are incurred.

Dealer Manager Agreement

The Dealer Manager receives a selling commission of up to 7.5% of gross offering proceeds and a dealer manager fee of up to 2.5% of gross offering proceeds, both of which are recorded as an offset to additional paid-in-capital in the Company's financial statements. Pursuant to separately negotiated agreements, the Dealer Manager may reallow up to 7.0% of gross proceeds as a selling commission and up to 1.5% of gross proceeds from its dealer manager fee as a marketing fee to broker-dealers participating in the Offering. The Dealer Manager may also pay to broker-dealers up to an additional 1.0% of the gross offering proceeds as reimbursements for distribution and marketing-related costs and expenses. No selling commissions or dealer manager fees will be paid for sales under the Company's distribution reinvestment plan.

Advisory Agreement

Pursuant to the Advisory Agreement, the Company is required to pay the following fees and expense reimbursements:

Acquisition Fee — The Advisor receives an acquisition fee equal to 2.0% of (i) the purchase price of each real estate investment the Company acquires or originates, including any debt attributable to such investments or the principal amounts of any loans originated directly by the Company and (ii) with respect to indirect investments through another entity, such entity's pro rata share of the gross asset value of all real estate investments held by such entity.

Financing Fee — The Advisor also receives a debt financing fee equal to 1% of (i) the amount obtained, assumed or made available to the Company under any loan or line of credit and (ii) the Company's pro rata share of any amount obtained, assumed or made available under any loan or line of credit to any of its joint ventures. These fees will be deferred and amortized into interest expense using the straight-line method, which approximates the effective interest method, over the life of the related debt.

Asset Management Fee — The Advisor receives an asset management fee equal to 0.125% per month of the net equity capital invested by the Company in real estate investments as of the end of each month.

Disposition Fee — The Advisor or its affiliates also will be paid a disposition fee of 1.0% of the sales price of any real estate investments sold or 1.0% of the Company's pro rata share of the sales price with respect to the Company's indirect investments. In addition, the Advisor or its affiliates may receive Special OP Units, which, if issued, will entitle them to receive distributions in an amount equal to 15% of distributions, including from sales of real estate investments, refinancings and other sources, but only after the Company's stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus an 8.0% cumulative, non-compounded annual pre-tax return on such invested capital.

At the sole discretion of the Advisor, the acquisition fees, asset management fees, debt financing fees and disposition fees are payable, in whole or in part, in cash or units of the Operating Partnership ("OP Units"). For the purposes of the payment of these fees, each OP Unit will be valued at the per-share offering price of the Company's common stock in its most recent public offering less selling commissions and dealer manager fees. Upon the Advisor's request, each OP unit can be repurchased for cash or can be converted into one share of the Company's common stock. The decision to redeem each OP unit for cash or shares is at the Company's option except in certain circumstances such as the Company's decision to list its shares on a national securities exchange, a liquidation event or upon termination or nonrenewal of the Advisory Agreement for any reason other than by the Advisor. The Company will recognize the expense related to these OP Units as the related service is performed, as each OP Unit will be fully vested upon issuance.

The Company reimburses the Advisor for all expenses paid or incurred by the Advisor in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse the Advisor for any amount by which its operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of: (A) 2% of its average invested assets, or (B) 25% of its net income determined without reduction for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of the Company's assets for that period. Notwithstanding the above, the Company may reimburse the Advisor for expenses in excess of this limitation if a majority of the independent directors determines that such excess expenses are justified.

In addition, as described in Note 2 — Summary of Significant Accounting Policies — Issuer Costs, the Company reimburses the Advisor for any issuer costs paid on its behalf. However, the total compensation related to issuer costs, selling commissions and dealer manager fees may not exceed 15% of gross proceeds from the Offering.

Property Management and Leasing Agreements

The Company pays Hines fees for the management and leasing of some of its properties. Property management fees are equal to a market-based percentage of the gross revenues of the properties managed by Hines or the amount of property management fees recoverable from tenants of the properties managed by Hines under their leases. In addition, if Hines provides leasing services with respect to a property, the Company will pay Hines leasing fees which are usual and customary for that type of property in that geographic area. The Company generally will be required to reimburse Hines for certain operating costs incurred in providing property management and leasing services pursuant to the property management and leasing agreements. Included in this reimbursement of operating costs will be the cost of personnel and overhead expenses related to such personnel located at the property as well as off-site personnel located in Hines' headquarters and regional offices, to the extent the same relate to or support the performance of Hines' duties under the agreement.

Hines may perform construction management services for the Company for both re-development activities and tenant construction. These fees are considered incremental to the construction effort and will be capitalized to the associated real estate project as incurred. Costs related to tenant construction will be depreciated over the estimated useful life. Costs related to redevelopment activities will be depreciated over the estimated useful life of the associated project. Leasing activities will generally be performed by Hines on the Company's behalf. Leasing fees will be capitalized and amortized over the life of the related lease.

One Waterwall Line of Credit

On December 15, 2011, the One Waterwall JV (as described in Note 1 — Organization) entered into a construction loan agreement with a maximum principal amount of $22.75 million with an affiliate of Hines related to the development of a multi-family project in Houston, Texas. As of December 31, 2011, $8.4 million is outstanding under this loan. Interest on the loan is charged monthly at a variable rate, based on Hines' then-current borrowing rate. The loan requires monthly payments of principal and interest to the extent that net cash flow of the One Waterwall JV exceeds amounts then due and payable. This line of credit has a maturity date that is the earlier of (i) the date on which 94% of the residential projects in the unit have been leased or (ii) December 14, 2014 and a variable interest rate. As of December 31, 2011, the variable rate for the loan was 5.35%.

The loan is secured by One Waterwall JV's interest in the project. The loan documents permit prepayment, subject in certain instances to a prepayment fee. The loan documents contain customary events of default with corresponding grace periods, including, without limitation, payment defaults, bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens. This loan is non-recourse with standard carve-outs to One Waterwall JV. If an event of default has not been cured and is continuing, the lender may declare that the principal and any unpaid interest are immediately due and payable. The Company is not aware of any instances of noncompliance with covenants related to these loan agreements as of December 31, 2011.

Ashford at Brookhaven Development

In November 2011, the Company executed a $3.25 million loan commitment to a multi-family development project in Atlanta, Georgia, which is being developed by an affiliate of Hines. As of December 31, 2011, $1.9 million is outstanding under the loan agreement.

Other Affiliate Transactions

The Company receives rent under a lease of parking space with an affiliate of Hines at the Brindleyplace Project. Under this agreement, during the years ended December 31, 2011 and 2010, respectively, the Company recorded rental revenues of approximately $2.1 million and $798,000 and recorded receivables of approximately $410,000 and $350,000, which is recorded in tenant and other receivables.

8. NONCONTROLLING INTERESTS

On July 7, 2010, the Brindleyplace JV issued approximately 306,000 of its capital shares to Moorfield as a result of its contribution of approximately £306,000 (approximately $464,000 based on the exchange rate of $1.52 per GBP in effect as of the date of contribution). Additionally, the Brindleyplace JV issued 29.3 million Series B Convertible Preferred Equity Certificates ("CPEC") to Moorfield as a result of its £29.3 million contribution ($44.5 million based on the exchange rate of $1.52 per GBP in effect as of the date of contribution). Each CPEC is convertible into one capital share of the Brindleyplace JV at anytime. The CPECs may be redeemed at the option of the Brindleyplace JV any time prior to the earlier of the liquidation of the Brindleyplace Project or their expiration on July 7, 2059. If redeemed, they will be redeemed at a price of £1 per CPEC, plus any accrued and unpaid distributions thereon. However, the Brindleyplace JV may elect to satisfy any redemption request through the issuance of one capital share per CPEC.

Distributions are declared and paid quarterly based on the distributable income of the Brindleyplace Project and payment of the distributions will be subject to the approval of the board of directors of the Brindleyplace JV. Each CPEC may also be converted into one capital share of the Brindleyplace JV at any time. The holders of the CPECs are not entitled to any voting rights. During the years ended December 31, 2011 and 2010, respectively, the Brindleyplace JV declared $3.8 million and $1.6 million of preferred dividends to Moorfield related to the CPECs. This amount was recorded in net loss attributable to noncontrolling interests in the accompanying statement of operations and comprehensive loss, which partially offsets the $5.4 million and $7.5 million of net loss that was allocated to Moorfield during the years ended December 31, 2011 and 2010, respectively, related to the results of operations of the Brindleyplace JV.

9. FAIR VALUE MEASUREMENTS

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices observable for the asset or liability, such as interest rates and yield curves observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In instances in which the inputs used to measure fair value may fall into different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined is based on the lowest level input significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Derivative Instruments

As indicated in Note 5 — Derivative Instruments, the Company entered into several interest rate swap contracts with Eurohypo in July 2010 and one interest rate swap contract with PB Capital Corporation in November 2010. Although the Company has determined the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties, Eurohypo and PB Capital Corporation. In adjusting the fair values of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds and guarantees. However, as of December 31, 2011, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuations of its derivatives. As a result, the Company has determined its derivative valuations are classified in Level 2 of the fair value hierarchy.

The following table sets forth the Company's financial instruments measured at fair value on a recurring basis by level within the fair value hierarchy. The Company's derivative financial instruments are recorded in interest rate swap contracts in the consolidated balance sheet (in thousands).

		Basis of Fair Value Measurements		
Description	Fair Value of Assets (Liabilities)	Quoted Prices In Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011	$ (13,241)	$ —	$ (13,241)	$ —
December 31, 2010	$ 2,727	$ —	$ 2,727	$ —

Other Items

Other Financial Instruments

As of December 31, 2011, management estimated that the fair value of notes payable, which had a carrying value of $635.5 million, was $630.0 million. As of December 31, 2010, the Company estimated that the book values of its notes payable approximate their fair values, as all such notes were entered into recently. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assumes the debt is outstanding through maturity and considers the debt's collateral (if applicable). Management has utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are estimates that are based on limited available market information for similar transactions, there can be no assurance that the disclosed values could be realized. As of December 31, 2011, management estimated that the fair value of the its notes receivables approximate their fair values, as all such notes were entered into recently.

Other financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, restricted cash, distributions receivable, tenant and other receivables excluding straight-line rent receivables, accounts payable and accrued expenses, other liabilities and distributions payable. The carrying value of these items reasonably approximates their fair value based on their highly-liquid nature and/or short-term maturities.

10. REPORTABLE SEGMENTS

The Company's investments in real estate are geographically diversified and management evaluates the operating performance of each at an individual property level. The Company has determined it has six reportable segments:

- Domestic office properties (seven properties)
- Domestic industrial properties (one property)
- International office properties (two properties)
- International mixed-use properties (one property)
- International industrial properties (one property)
- Other

The tables below provide additional information related to each of the Company's segments and a reconciliation to the Company's net loss, as applicable. "Corporate-Level Accounts" includes amounts incurred by the corporate-level entities which are not allocated to any of the reportable segments (all amounts are in thousands):

	Year Ended December 31,		
	2011	2010	2009
Total Revenue			
Domestic office properties	$ 42,437	$ 8,451	$ —
Domestic industrial property	3,360	681	—
International office properties	12,258	—	—
International mixed-use property	31,528	15,742	—
International industrial property	5,937	—	—
Other	6	—	—
Total Revenue	$ 95,526	$ 24,874	$ —
Property revenues in excess of expenses(1)			
Domestic office properties	$ 25,843	$ 5,126	$ —
Domestic industrial property	2,207	414	—
International office properties	9,710	—	—
International mixed-use property	20,776	10,939	—
International industrial property	4,878	—	—
Other	(84)	—	—
Total property revenues in excess of expenses	$ 63,330	$ 16,479	$ —

	Year Ended December 31,	
	2011	2010
Total Assets		
Domestic office properties	$ 694,482	$ 308,354
Domestic industrial property	29,037	32,483
International office properties	229,455	—
International mixed-use property	285,069	296,805
International industrial property	69,635	—
Other	16,564	—
Corporate-level accounts	57,075	138,042
Total Assets	$ 1,381,317	$ 775,684

	Year Ended December 31,		
	2011	2010	2009
Reconciliation to net loss			
Total property revenues in excess of expenses	$ 63,330	$ 16,479	$ —
Depreciation and amortization	(53,167)	(16,029)	—
Acquisition related expenses	(5,863)	(15,678)	—
Organizational expenses	—	—	(337)
Asset management and acquisition fees	(20,453)	(11,236)	—
General and administrative expenses	(3,129)	(1,866)	(228)
Gain on interest rate swap contracts	(16,523)	2,800	—
Other gains	174	39	—
Interest expense	(23,167)	(6,035)	—
Interest income	189	110	3
Net loss	$ (58,609)	$ (31,416)	$ (562)

(1) Revenues less property operating expenses, real property taxes, property management fees and income taxes.

11. SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental cash flow disclosures for the years ended December 31, 2011, 2010, and 2009 (in thousands):

	2011	2010	2009
Supplemental Disclosure of Cash Flow Information			
Cash paid for interest	$ 21,326	$ 4,833	$ —
Cash paid for income taxes	$ 909	$ —	$ —
Supplemental Schedule of Non-Cash Activities Investing and Financing Activities			
Distributions declared and unpaid	$ 7,996	$ 3,231	$ 260
Other receivables	$ 1,784	$ 1,193	$ 311
Distributions reinvested	$ 23,445	$ 6,543	$ —
Non-cash net liabilities acquired	$ 519	$ 12,004	$ —
Assumption of mortgages upon acquisition of properties	$ 97,416	$ 95,851	$ —
Shares tendered for redemption	$ 702	$ 593	$ —

12. COMMITMENTS AND CONTINGENCIES

The Company may be subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes the final outcome of such matters will not have a material adverse effect on the Company's consolidated financial statements.

13. SUBSEQUENT EVENTS

144 Montague

On February 20, 2012, a wholly-owned subsidiary of the Operating Partnership entered into a contract with Empirica Management Limited to acquire 144 Montague, an office building located in Brisbane, Australia. 144 Montague consists of 158,681 square feet of rentable area that is 100% leased to Ausenco Limited under a lease that expires in October 2021. The contract purchase price for 144 Montague is expected to be approximately $88.1 million Australian dollars ("AUD") ($94.9 million assuming a rate of $1.08 per AUD based on the transaction date), exclusive of transaction costs and working capital reserves and we expect to fund the acquisition using proceeds from our current public offering and debt financing. The Company expects the closing of this acquisition to occur on or before April 16, 2012, subject to the completion of a number of closing conditions. The Company funded nonrefundable deposits totaling $4.4 million AUD ($4.7 million using a rate of $1.08 per AUD as of the transaction date). There is no guarantee that this acquisition will be consummated, and, if the Company elects not to close on the acquisition of 144 Montague, the Company could forfeit its earnest money deposits.

Bridge Loan

On March 15, 2012, the Company entered into a Bridge Loan Agreement (the "Bridge Loan Agreement") with JPMorgan Chase Bank, N.A. ("Chase"), to establish two loans in the amounts of $75.0 million and €69.0 million, respectively (collectively the "Loans"). On March 19, 2012, the Company borrowed the full capacity under the Loans in connection with its potential acquisition of a portfolio of the Poland Logistics Portfolio. The Bridge Loan Agreement has a maturity date of May 15, 2012. The Company intends to retire the Bridge Loan Agreement with a revolving credit facility that it is currently negotiating.

Interest under the Loans will be payable based on either the Alternate Base Rate plus 1.25% or LIBOR plus 2.25%, subject to the Company's election. The Alternate Base Rate is equal to the greater of: a) the Prime Rate, b) Federal Funds Effective Rate plus .50%, or c) an adjusted LIBOR rate for a one month period plus 1.0%. Loans denominated in Euros may also be subject to additional costs of complying with European bank regulations, if such costs are incurred by Chase.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents selected unaudited quarterly financial data for each quarter during the years ended December 31, 2011 and 2010 (in thousands except per share amounts):

	Quarter Ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Revenues	$ 18,840	$ 21,862	$ 23,639	$ 31,185
Net (income) loss attributable to noncontrolling interests	$ (634)	$ 1,263	$ 1,270	$ (307)
Net loss attributable to common stockholders	$ (7,478)	$(16,584)	$ (17,755)	$ (15,200)
Loss per common share, basic and diluted	$ (0.16)	$ (0.27)	$ (0.24)	$ (0.17)

	Quarter Ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Revenues	$ —	$ 134	$ 7,871	$ 16,869
Net loss attributable to noncontrolling interests	$ 2	$ 827	$ 7,539	$ (2,417)
Net loss attributable to common stockholders	$ (393)	$ (2,488)	$ (18,016)	$ (4,568)
Loss per common share, basic and diluted	$ (0.07)	$ (0.18)	$ (0.76)	$ (0.13)

*****

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

In accordance with Exchange Act Rules 13a-15 and 15d-15, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2011, to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management's assessment of the effectiveness of our internal control system as of December 31, 2011 was based on the framework for effective internal control over financial reporting described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, as of December 31, 2011, our system of internal control over financial reporting was effective at the reasonable assurance level.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding control over financial reporting. Management's report was not subject to attestation by the company's independent registered public accounting firm pursuant to Section 989G of the Dodd-Frank Wall Street and Consumer Protection Act, which exempts non-accelerated filers from the auditor attestation requirement of section 404 (b) of the Sarbanes-Oxley Act.

March 27, 2012

Change in Internal Controls

No changes have occurred in our internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the quarter ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC no later than April 30, 2012.

Item 11. ***Executive Compensation***

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC no later than April 30, 2012.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC no later than April 30, 2012.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC no later than April 30, 2012.

Item 14. ***Principal Accounting Fees and Services***

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC no later than April 30, 2012.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a)(1) *Financial Statements*

Hines Global REIT, Inc.

Consolidated Financial Statements — as of December 31, 2011 and 2010 and for the Years Ended December 31, 2011, 2010, and 2009

(2) *Financial Statement Schedules*

Schedule III — Real Estate Assets and Accumulated Depreciation is set forth beginning on page 103 hereof.

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are not applicable and therefore have been omitted.

(b) *Exhibits*

Reference is made to the Index beginning on page 106 for a list of all exhibits filed as a part of this report.

* * * * * *

Schedule III — Real Estate Assets and Accumulated Depreciation
December 31, 2011

Description(a)	Location	Encumbrances	Initial Cost: Land	Initial Cost: Buildings and Improvements	Initial Cost: Total	Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at 12/31/2011: Land	Gross Amount at Which Carried at 12/31/2011: Buildings and Improvements	Gross Amount at Which Carried at 12/31/2011: Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed(b)
						(In thousands)							
17600 Gillette	Irvine, California	$ —	$ 2,800	$ 7,250	$ 10,050	$ —	$ 2,800	$ 7,250	$ 10,050	$ (284)	1977	June - 10	10 to 40 years
Brindleyplace Project(c)	Birmingham, United Kingdom	187,078	—	207,592	207,592	5,376(d)	—	212,968	212,968	(7,916)	2000(e)	July - 10	10 to 40 years
Hock Plaza	Durham, North Carolina	76,851	1,220	69,704	70,924	—	1,220	69,704	70,924	(2,292)	2004	September - 10	10 to 40 years
Southpark	Austin, Texas	18,579	3,920	20,507	24,427	—	3,920	20,507	24,427	(761)	2001	October - 10	10 to 40 years
Fifty South Sixth	Minneapolis, Minnesota	95,000	1,390	134,262	135,652	(49)	1,390	134,213	135,603	(3,889)	2001	November - 10	10 to 40 years
Stonecutter Court(f)	London, England	86,629	—	89,979	89,979	(3,835)(d)	—	86,144	86,144	(1,760)	1995	March - 11	10 to 40 years
FM Logistic	Moscow, Russia	—	5,320	51,588	56,908	(7,609)(g)	4,609	44,690	49,299	(762)	2004(h)	April - 11	10 to 40 years
Gogolevsky 11	Moscow, Russia	39,300	—	85,126	85,126	(8,610)(g)	—	76,516	76,516	(760)	1996	August - 11	10 to 40 years
250 Royall	Canton, Massachusetts	—	8,910	22,860	31,770	—	8,910	22,860	31,770	(178)	2005	September - 11	10 to 40 years
Campus at Marlborough	Marlborough, Massachusetts	57,124	23,790	54,230	78,020	—	23,310	54,710	78,020	(240)	1999	October - 11	10 to 40 years
Fisher Plaza	Seattle, Washington	—	19,560	111,182	130,742	27	19,560	111,209	130,769	(131)	2003(i)	December - 11	10 to 40 years
9320 Excelsior	Hopkins, Minnesota	—	2,730	51,110	53,840	—	2,730	51,110	53,840	(18)	2010	December - 11	10 to 40 years
One Waterwall	Houston, Texas	8,403	8,229	—	8,229	862	8,229	862	9,091	—	2011	December - 11	10 to 40 years
		$568,964	$77,869	$905,390	$983,259	$(13,838)	$76,678	$892,743	$969,421	$(18,991)			

(a) Assets consist of institutional-quality office and mixed-use properties and industrial/distribution facilities.

(b) Real estate assets are depreciated or amortized using the straight-line method over the useful lives of the assets by class. Generally, tenant inducements and lease intangibles are amortized over the respective lease term. Building improvements are depreciated over 5-25 years and buildings are depreciated over 40 years.

(c) Components of initial cost for this property were converted from GBP to USD using $1.52, the currency exchange rate as of the date of acquisition.

(d) Includes the effect of changes in the USD — GBP exchange rate between the date of acquisition and December 31, 2011.

(e) The Brindleyplace Projects consists of five office buildings, including ground-floor retail, restaurant and theatre space, and a 903-space multi-story parking garage constructed from 1997 — 2000.

(f) Components of initial cost for this property were converted from GBP to USD using $1.61, the currency exchange rate as of the date of acquisition.

(g) Includes the effect of changes in the USD – RUB exchange rate between the date of acquisition and December 31, 2011.

(h) FM Logistic Industrial Park is a nine building industrial complex constructed from 1998 to 2004.

(i) Fisher Plaza is a two-building office complex constructed from 2000 to 2003.

The changes in total real estate assets for the years ended December 31, (in thousands):

	2011	2010	2009
Gross real estate assets			
Balance, beginning of period	$ 452,922	$ —	—
Additions during the period:			
Acquisitions	534,614	448,645	—
Other additions	2,190	—	—
Effect of changes in foreign currency exchange rates	(20,305)	4,277	—
Ending Balance	$ 969,421	$ 452,922	$ —
Accumulated Depreciation			
Balance, beginning of period	$ (3,893)	$ —	$ —
Depreciation	(15,470)	(3,924)	—
Effect of changes in foreign currency exchange rates	372	31	—
Ending Balance	$ (18,991)	$ (3,893)	$ —

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized representative.

HINES GLOBAL REIT, INC.
(registrant)

March 27, 2012

By: /s/ CHARLES N. HAZEN

Charles N. Hazen
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 27th day of March, 2012.

Signature	Title	Date
/s/ JEFFREY C. HINES Jeffrey C. Hines	Chairman of the Board of Directors	March 27, 2012
/s/ CHARLES N. HAZEN Charles N. Hazen	President and Chief Executive Officer (Principal Executive Officer)	March 27, 2012
/s/ RYAN T. SIMS Ryan T. Sims	Chief Financial Officer and Secretary (Principal Financial Officer)	March 27, 2012
/s/ J. SHEA MORGENROTH J. Shea Morgenroth	Chief Accounting Officer and Treasurer (Principal Accounting Officer)	March 27, 2012
/s/ CHARLES M. BAUGHN Charles M. Baughn	Director	March 27, 2012
/s/ JACK L. FARLEY Jack L. Farley	Director	March 27, 2012
/s/ C. HASTINGS JOHNSON C. Hastings Johnson	Director	March 27, 2012
/s/ THOMAS L. MITCHELL Thomas L. Mitchell	Director	March 27, 2012
/s/ JOHN S. MOODY John S. Moody	Director	March 27, 2012
/s/ PETER SHAPER Peter Shaper	Director	March 27, 2012

INDEX TO EXHIBITS

Exhibit No.	Description
3.1	Articles of Amendment and Restatement of Hines Global REIT, Inc. (filed as Exhibit 3.1 to Pre-Effective Amendment No. 3 to the Registration Statement on August 3, 2009 and incorporated by reference herein)
3.2	Bylaws of Hines Global REIT, Inc. (filed as Exhibit 3.2 to Pre-Effective Amendment No. 1 to the Registration Statement on March 18, 2009 and incorporated by reference herein)
4.1	Form of Subscription Agreement (included in the Prospectus as Appendix B)
4.2	Hines Global REIT, Inc. Distribution Reinvestment Plan (included in the Prospectus as Appendix C)
10.1	Form of Indemnification Agreement entered into between Hines Global REIT, Inc. and each of the following persons as of August 3, 2009: Jeffrey C. Hines, C. Hastings Johnson, Charles M. Baughn, Jack L. Farley, Thomas L. Mitchell, John S. Moody, Peter Shaper, Charles N. Hazen, Sherri W. Schugart, Edmund A. Donaldson, Frank R. Apollo, Kevin L. McMeans and Ryan T. Sims and entered into between Hines Global REIT, Inc. and J. Shea Morgenroth as of November 1, 2011 (filed as Exhibit 10.5 to Pre-Effective Amendment No. 3 to the Registration Statement on August 3, 2009 and incorporated by reference herein)
10.2	Agreement for the Sale and Purchase of the Entire Issued Share Capital of Sofina Properties Limited, dated as of March 3, 2011, by and between Shalati Investments Limited and Hines Global REIT Holdco Sárl (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on March 17, 2011 and incorporated by reference herein)
10.3	Facility Agreement, dated as of March 11, 2011, by and among Sofina Properties Limited, as borrower, and Landesbank Baden-Württemberg, as lender and agent (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K on March 17, 2011 and incorporated by reference herein)
10.4	Deed of Debenture, dated as of March 11, 2011, by and between Sofina Properties Limited, as chargor, and Landesbank Baden-Württemberg, as security agent (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K on March 17, 2011 and incorporated by reference herein)
10.5	Hines Corporate Properties II Master Agreement between Hines Interests Limited Partnership, the Comptroller of the State of New York as trustee of the New York State Common Retirement Fund and Hines Global REIT, Inc., dated July 20, 2011 (filed as Exhibit 10.36 to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 6 to the Registration Statement on July 29, 2011 and incorporated by reference herein)
10.6	Second Amendment to Advisory Agreement among Hines Global REIT Advisors LP, Hines Global REIT Properties LP and Hines Global REIT, Inc., dated September 20, 2011 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on September 26, 2011 and incorporated by reference herein
10.7	Purchase and Sale Agreement dated as of November 17, 2011 between Fisher Media Services Company and Hines Global REIT 100/140 Fourth Ave LLC (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on December 21, 2011 and incorporated by reference herein)
10.8	Preliminary Share Purchase Agreement, dated as of December 22, 2011, by and between ProLogis Poland XCI s.a.r.l. and "PIRAN INVESTMENTS SP. Z O.O." NERO spółka komandytowo-akcyjna (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on December 29, 2011 and incorporated by reference herein)
10.9	Form of Preliminary Agreement for the Sale of Perpetual Usufruct Right to a Land and the Ownership Right to a Building (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K on December 29, 2011 and incorporated by reference herein)
10.10	Schedule of Omitted Agreements (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K on December 29, 2011 and incorporated by reference herein)

Exhibit No.	Description
21.1	List of Subsidiaries of Hines Global REIT, Inc. (filed as Exhibit 21.1 to Post-Effective Amendment No. 8 to the Registration Statement on January 25, 2012 and is incorporated by reference herein)
31.1*	Certification
31.2*	Certification
32.1*	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C., Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Pursuant to SEC Release 34-47551 this Exhibit is furnished to the SEC and shall not be deemed to be "filed."
101**	The following materials from Hines Global REIT, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011, filed on March 27, 2012, are formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Statements of Equity, (iv) of Cash Flows, and (v) Notes to the Condensed Consolidated Financial Statements.

* Filed with the registrant's Annual Report on Form 10-K.

** In accordance with Rule 406T of Regulation S-T, the information in these exhibits is furnished and deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended (the "Securities Act"), is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, except as expressly set forth by specific reference in such filing.

Corporate and Shareholder Information

Corporate Headquarters
Hines Global REIT, Inc.
2800 Post Oak Blvd, Suite 5000
Houston, Texas 77056
888.220.6121
www.hinessecurities.com

Annual Meeting
Hines Global REIT's
Annual Meeting of Shareholders
will be held at 9:00 a.m.
on Thursday, August 23, 2012,
The Westin Oaks Hotel,
5011 Westheimer, Houston, Texas

Transfer Agent
DST Systems, Inc.
430 W. 7th Street
Kansas City, Missouri 64105

Auditors
Deloitte & Touche LLP

Legal Counsel for the Company
Greenberg Traurig, LLP

Legal Counsel for the Independent Directors
Locke Lord Bissell & Liddell LLP

Form 10-K
The Hines Global REIT's annual report on Form 10-K, as filed with the Securities and Exchange Commission (the SEC), is available at no charge upon written request to Hines Global REIT Investor Relations, at the address below. The SEC maintains a website located at www.sec.gov that contains reports, proxy statements and other information regarding the Company that is filed electronically with the SEC. In addition, the Company makes its annual report on Form 10-K available free of charge at www.hinessecurities.com.

Certifications
We filed the CEO and CFO certifications regarding the quality of our public disclosure as Exhibits 31.1 and 31.2 to our Form 10-K with the SEC for the year ended December 31, 2011, as required by Section 302 of the Sarbanes-Oxley Act.

Questions about Hines Global REIT or your account should be directed to:
Hines Global REIT Investor Relations
2800 Post Oak Blvd, Suite 4700
Houston, Texas 77056
888.220.6121



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250 Royall Street
Canton, Massachusetts



17600 Gillette Ave.
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9320 Excelsior
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The Campus at Marlborough
Marlborough, Massachusetts

Hines

Hines Global REIT, Inc.
2800 Post Oak Blvd, Suite 5000
Houston, TX 77056

888.220.6121
www.hinessecurities.com

RAINFOREST ALLIANCE CERTIFIED

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